

Waterstone
FINANCIAL, INC.

2024 Annual Report

WATERSTONE FINANCIAL, INC.

MESSAGE FROM **BILL BRUSS**



Dear Fellow Shareholder:

2024 was marked by improved performance in our mortgage banking segment as Waterstone Mortgage began to realize the benefits of its efforts around expense management and returned to profitability despite a mortgage market that continues to be hampered by low housing inventory and high mortgage interest rates.

Higher interest rates also contributed to modest loan growth and higher interest expense in our community banking segment. Nevertheless, WaterStone Bank's earnings remained positive with sustained emphasis on asset quality, expense management and maintenance of our strong capital position.

Waterstone Financial, Inc. continued to deliver value to our shareholders. Through dividends and execution of our stock repurchase plan, we returned $26 million to our shareholders in 2024 while increasing tangible book value by $.58/share.

We continue to seek ways to put our customers first by providing excellent and consistent customer service throughout our organization, ensuring that customers calling our customer support center are greeted by a live voice, and continuing to invest in technologies that lead to an improved customer experience.

Contributing to the growth and betterment of the communities we live and work in is a priority for WaterStone Bank. Our employee driven initiatives, focused on improving education, strengthening families, and supporting our veterans and first responders, resulted in grants of $786,350 through our charitable fund to 242 organizations in the communities we serve. More importantly, our team volunteered over 850 hours in service to many of these organizations.

Our dedicated team members are at the center of everything we do: providing great service to our customers and leading in the community. In 2024 we focused on providing our employees with improved and more efficient technologies and new opportunities for learning and growth; we had the privilege of internally promoting 25 team members to new opportunities.

Thank you for your continued trust and support. We appreciate your confidence in Waterstone Financial, Inc., and look forward to sharing our success with you in the years to come.

Sincerely,

William Bruss
President & Chief Executive Officer



April 10, 2025

Dear Fellow Shareholder,

We invite you to attend the virtual Waterstone Financial, Inc. Annual Meeting of Shareholders, which will be held virtually at 9:30 a.m., Central Time, on Tuesday, May 20, 2025.

To participate in the meeting, visit www.cstproxy.com/wsbonline/2025, and enter the 12 digit control number included on your proxy card. You may register for the meeting as early as 9:00 a.m., Central Time, on May 15, 2025. Beneficial investors, who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. The contact information for Continental Stock Transfer is (917) 262-2373, or proxy@continentalstock.com.

If you do not wish to participate in the meeting, but you merely wish to listen to the proceedings, we have set up telephone access for those purposes. In that case, please call, toll-free (within the United States and Canada), 1-800-450-7155. If calling from outside the United States or Canada, please call +1 857-999-9155 (standard rates apply). The passcode for listening by telephone is 1625924#.

We are furnishing proxy materials to our shareholders over the internet, as permitted by rules adopted by the Securities and Exchange Commission. You may read, print and download our 2024 Annual Report to Shareholders on Form 10-K and our Proxy Statement at www.cstproxy.com/wsbonline/2025. On April 10, 2025, we mailed our shareholders a notice containing instructions on how to access these materials and how to vote their shares online. The notice provides instructions on how you can request a paper copy of these materials by mail, by telephone or by e-mail. If you requested your materials via e-mail, the e-mail contains voting instructions and links to the materials on the internet.

You may vote your shares by internet, by telephone, by regular mail. Instructions regarding the various methods of voting are contained on the notice and on the Proxy Card.

The proxy materials describe the formal business to be transacted at the Annual Meeting. Included in the materials is our Annual Report on Form 10-K, which contains detailed information concerning our activities and operating performance.

On behalf of the board of directors, we request that you vote your shares early as it will assure that your vote is counted if there are any unforeseen disruptions between now and May 20, 2025.

Sincerely,

WILLIAM F. BRUSS
Chief Executive Officer

WATERSTONE FINANCIAL, INC.

11200 W. Plank Ct.
Wauwatosa, Wisconsin 53226
(414) 761-1000

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD VIRTUALLY ON May 20, 2025.

_____

To the Shareholders of Waterstone Financial, Inc.:

The 2025 annual meeting of shareholders of Waterstone Financial, Inc. will be held virtually on Tuesday, May 20, 2025 at 9:30 a.m., Central Time, at www.proxy.com/wsbonline/2025 for the following purposes:

(1) Electing one director to serve for a term expiring in 2028;
(2) Ratifying the selection of Forvis Mazars, LLP as Waterstone Financial, Inc.'s independent registered public accounting firm;
(3) Approving an advisory, non-binding resolution to approve the executive compensation described in the Proxy Statement; and
(4) Transacting such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The board of directors has fixed March 26, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only shareholders of record at the close of business on that date will be entitled to vote at the annual meeting and any adjournments thereof.

We call your attention to the Proxy Statement accompanying this notice for a more complete statement regarding the matters to be acted upon during the annual meeting. Please read it carefully.

By Order of the Board of Directors

William F. Bruss
Chief Executive Officer

Wauwatosa, Wisconsin
April 10, 2025

PROXY STATEMENT

WATERSTONE FINANCIAL, INC.
11200 W. Plank Ct.
Wauwatosa, Wisconsin 53226
(414) 761-1000
_____

SOLICITATION AND VOTING

This Proxy Statement and accompanying Proxy Card are furnished to the shareholders of Waterstone Financial, Inc. ("Waterstone Financial" or the "Company") in connection with the solicitation of proxies by the Waterstone Financial board of directors for use at the annual meeting of shareholders to be held virtually at www.cstproxy.com/wsbonline/2025 at 9:30 a.m., Central Time on Tuesday, May 20, 2025, and at any adjournment of the meeting. The 2024 Annual Report on Form 10-K is enclosed with the Proxy Statement and contains business and financial information concerning Waterstone Financial. Our proxy materials are being made available to shareholders on or about April 10, 2025.

Record Date and Meeting Information. The board of directors has fixed March 26, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournment thereof. Only holders of record of our common stock, the only class of Waterstone Financial stock outstanding as of the close of business on the record date, are entitled to notice of and to vote at the annual meeting. Each share of common stock is entitled to one vote. As of the record date, there were 19,294,731 shares of common stock issued and outstanding. As a registered stockholder, you received a proxy card, which contains instructions on how to attend the virtual annual meeting, including the website along with your control number. You will need your control number for access. If you do not have your control number, contact our transfer agent, Continental Stock Transfer at (917) 262-2373 or proxy@continentalstock.com.

If your shares of Company common stock are held by a bank, broker or other nominee, you will need to contact your bank, broker or other nominee and obtain a legal proxy. Once you have received your legal proxy, contact Continental Stock Transfer to have a control number generated. The contact information for Continental Stock Transfer is (917) 262-2373, or proxy@continentalstock.com.

A question and answer session will be held during the annual meeting, and stockholders will be able to submit questions prior to the meeting by visiting www.cstproxy.com/wsbonline/2025. Questions may be submitted as early as 9:00 a.m., Central Time, on May 15, 2025, but must be submitted by 12:00 p.m. Central Time on May 19, 2025. The Company will try to answer as many stockholder-submitted questions, as time permits, that comply with the meeting rules of conduct posted on the virtual annual meeting website.

The board of directors of Waterstone Financial knows of no matters to be acted upon at the annual meeting other than as set forth in the notice attached to this Proxy Statement. If any other matters properly come before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the proxy to vote such proxies in accordance with their best judgment on such matters.

Voting Your Shares. Any shareholder entitled to vote may vote either by mailing a properly executed proxy or online as described in the notice to shareholders and the proxy card. Shares represented by properly executed proxies received by Waterstone Financial will be voted at the annual meeting, or any adjournment thereof, in accordance with the terms of such proxies, unless revoked. **Where no instructions are indicated, validly executed proxies will be voted "FOR" the proposals set forth in this Proxy Statement for consideration at the Annual Meeting.**

A shareholder may revoke a proxy at any time prior to the time when it is voted by filing a written notice of revocation with our corporate secretary at the address set forth above, by delivering a properly executed proxy bearing a later date, using the internet or telephone voting options explained on the Proxy Card.

Shares in Employee Plans. Any person who owns shares through an allocation to that person's account under the WaterStone Bank SSB 2015 Amended and Restated Employee Stock Ownership Plan (the "ESOP") or who has purchased shares in the Employer Stock Fund in the WaterStone Bank SSB 401(k) Plan (the "401(k) Plan") will receive separate Vote Authorization Forms to instruct the ESOP trustee and 401(k) Plan trustee how to vote those shares. The deadline for returning instructions is May 13, 2025. The trustee of both the ESOP and 401(k) Plan, Principal Trust Company, will vote shares allocated to a plan participant's account in accordance with the participant's instructions. Upon the direction of the plan administrator, the trustee will vote the unallocated ESOP shares and any allocated ESOP shares for which no voting instructions are received in the same proportion as allocated shares for which it has received voting instructions. In addition, the trustee will vote shares allocated to participants' accounts in the 401(k) Plan for which no voting instructions are received in accordance with directions received from the plan administrator.

Quorum and Required Vote. A majority of the votes entitled to be cast by the shares entitled to vote, represented in person or by proxy, will constitute a quorum of shareholders at the annual meeting. Shares for which authority is withheld to vote for director nominees and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be considered present for purposes of establishing a quorum. The inspector of election appointed by the board of directors will count the votes and ballots at the annual meeting.

As to Proposal 1, the election of a director, shareholders may vote "FOR" or "WITHHOLD" as to the nominee. A plurality of the votes cast at the annual meeting by the holders of shares of common stock entitled to vote is required for the election of directors. In other words, the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors in a class to be chosen at the annual meeting. With respect to the election of directors, any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that the failure to vote for an individual results in another individual receiving a comparatively larger number of votes.

As to Proposal 2, the ratification of the independent registered public accounting firm, shareholders may (i) vote "FOR" the ratification; (ii) vote "AGAINST" the ratification; or (iii) "ABSTAIN" from voting on the matter. The affirmative vote of a majority of the votes cast at the Annual Meeting, without regard to either broker non-votes, or shares as to which the "ABSTAIN" box has been selected on the proxy card, is required to ratify Forvis Mazars, LLP as our independent registered public accounting firm for the year ending December 31, 2025 .

As to Proposal 3, the advisory, non-binding resolution to approve our executive compensation as described in this Proxy Statement, a shareholder may: (i) vote "FOR" the resolution; (ii) vote "AGAINST" the resolution; or (iii) "ABSTAIN" from voting on the resolution. The affirmative vote of a majority of the votes cast at the Annual Meeting, without regard to either broker non-votes, or shares as to which the "ABSTAIN" box has been selected on the proxy card, is required for the approval of this non-binding resolution. While this vote is required by law, it will neither be binding on Waterstone Financial, Inc. or the board of directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on the members of the board of directors.

Expenses and Solicitation. We will pay all expenses incurred in connection with the solicitation of proxies. Proxies will be solicited principally by mail, but may also be solicited by our directors, officers and other employees in person or by telephone, facsimile or other means of communication. Those directors, officers and employees will receive no compensation therefor in addition to their regular compensation, but may be reimbursed for their related out-of-pocket expenses. Brokers, dealers, banks, or their nominees, who hold common stock on behalf of another will be asked to send proxy materials and related documents to the beneficial owners of such stock, and we will reimburse those persons for their reasonable expenses. In addition, we have entered into an agreement with Laurel Hill Advisory Group, LLC to assist in soliciting proxies for the annual meeting and we have agreed to pay them $6,000, plus out-of-pocket expenses, for these services.

Householding. Some banks, brokers, broker-dealers and other similar organizations acting as nominee record holders may be participating in the practice of "householding" proxy materials. This means that only one copy of the notice of meeting and instructions on how to access the proxy materials and the 2024 Annual Report may have been sent to multiple stockholders in your household. If you would prefer to receive separate copies of these materials for other stockholders in your household, either now or in the future, please contact your bank, broker, broker-dealer or other similar organization serving as your nominee.

Upon written notice to Mark R. Gerke, Chief Financial Officer, Waterstone Financial, Inc., 11200 W. Plank Ct., Wauwatosa, Wisconsin 53226, or via telephone at (414) 761-1000, we will promptly provide separate copies of the 2024 Annual Report and/or this Proxy Statement. Stockholders sharing an address who are receiving multiple copies of this Proxy Statement and/or the 2024 Annual Report and who wish to receive a single copy of these materials in the future will need to contact their bank, broker, broker-dealer or other similar organization serving as their nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Limitations on Voting. The Company's Articles of Incorporation provide that, subject to certain exceptions, record owners of the Company's common stock that is beneficially owned by a person who beneficially owns in excess of 10% of the Company's outstanding shares are not entitled to vote any of the shares held in excess of the 10% limit.

STOCK OWNERSHIP

The following table shows the amount of our common stock held by groups who are beneficials owners of more than 5% of our shares as of December 31, 2024, based upon information filed with the SEC. The "Percent of All Common Stock Outstanding" reflects the percentage of our common stock outstanding as of March 26, 2025.

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of All Common Stock Outstanding
Dimensional Fund Advisors LP	1,652,359 (1)	9%
Building One		
6300 Bee Cave Road		
Austin, Texas 78746		
BlackRock, Inc.	1,671,665 (2)	9%
55 East 52nd Street		
New York, New York 10055		
Renaissance Technologies LLC	1,273,136 (3)	7%
Renaissance Technologies Holdings Corporation		
800 Third Avenue		
New York, New York 10022		
Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the 2010 Amended and Restated Waterstone Bank SSB	2,275,957 (4)	12%
Employee Stock Ownership Plan and the Waterstone Bank 401(k) Plan		
1013 Centre Road Suite 300		
Wilmington, Delaware 19805-1265		

(1) Dimensional Fund Advisors LP reported ownership as of December 31, 2024, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power for 1,652,359 shares and shared dispositive power for no shares. It further reported that it had sole voting power for 1,623,168 shares and shared voting power for no shares.

(2) BlackRock, Inc. reported ownership as of December 31, 2024, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power for 1,671,665 shares and shared dispositive power for no shares. It further reported that it had sole voting power for 1,646,460 shares and shared voting power for no shares.

(3) Renaissance Technologies LLC reported ownership as of December 31, 2024, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power for 1,273,136 shares and shared dispositive power for no shares. It further reported that it had sole voting power for 1,273,136 shares and shared voting power for no shares.

(4) Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the 2015 Amended and Restated WaterStone Bank SSB Employee Stock Ownership Plan and the WaterStone Bank SSB 401(k) Plan reported ownership as of December 31, 2024, on behalf of the 2015 Amended and Restated WaterStone Bank SSB Employee Stock Ownership Plan and the WaterStone Bank SSB 401(k) Plan. It reported that it had shared dispositive power for 2,275,957 shares and sole dispositive power for no shares. It further reported that it had shared voting power for 2,275,957 shares and sole voting power for no shares.

The following table shows the amount of our common stock beneficially owned by each of our directors, executive officers and directors and executive officers as a group, as of March 26, 2025. Unless otherwise noted, the persons listed have sole voting and dispositive power over their shares.

Name of Beneficial Owner	Shares Owned Directly	Shares Owned Indirectly (1)	Stock Options Exercisable within 60 Days of Record Date	Total Shares Beneficially Owned	Percent of All Shares Outstanding
Ellen S. Bartel	15,000	-	-	15,000	*
William F. Bruss	37,828	79,526	-	117,354	*
Mark R. Gerke	39,205	41,103	10,000	90,308	*
Julie A. Glynn	11,861	17,019	20,000	48,880	*
Douglas S. Gordon	600,134	75,998	-	676,132	3.5%
Ryan J. Gordon	9,656	39,319	10,000	58,975	*
Michael L. Hansen	79,872	186,541	-	266,413	1.4%
Patrick S. Lawton (2)	49,131	10,000	-	59,131	*
Jeffrey R. McGuiness	3,842	-	10,000	13,842	*
Stephen J. Schmidt	70,078	-	-	70,078	*
Derek L. Tyus	6,440	-	-	6,440	*
All Directors and Executive Officers as a Group	923,047	449,506	50,000	1,422,553	7.4%

* Less than 1%.

(1) Number of shares with sole voting and dispositive power: Mr. Bruss – 79,526; Mr. Gerke – 41,103; Mr. R. Gordon – 39,319; Ms. Glynn – 17,019; Mr. D. Gordon – 75,998. Number of shares with shared voting and dispositive power; Mr. Hansen – 186,541; Mr. Lawton – 10,000.

(2) Does not include 201,931 shares transferred by Mr. Lawton to an irrevocable trust for estate planning purposes for the benefit of Mr. Lawton's direct family members. Mr. Lawton is not a trustee of the trust.

PROPOSAL 1 – THE ELECTION OF DIRECTORS

Effective upon completion of the annual meeting, Waterstone Financial's board of directors will consist of six members. Our bylaws provide that approximately one-third of the directors are to be elected annually. Directors of Waterstone Financial are generally elected to serve for a three-year period and until their respective successors have been duly elected and qualified. Director Ellen Bartel, whose term expires at the annual meeting, is being nominated for re-election as director, for a term expiring at the 2028 annual meeting of shareholders. Shares represented by proxies will be voted FOR the election of the nominee unless otherwise specified by the executing shareholder. If a nominee declines or is unable to act as a director, proxies may be voted with discretionary authority for a substitute nominee designated by the board. Except as indicated herein, there are no arrangements or understandings between any nominee and any other person pursuant to which such nominee was selected.

The following details include for our nominee and directors: their age as of December 31, 2024; the year in which they first became a director of WaterStone Bank, the operating subsidiary of the Company; the year that their term expires; and their business experience for at least the past five years. The members of the Company's board of directors are the same as the members of the board of directors of WaterStone Bank. None of the directors listed below currently serves as a director, or served as a director during the past five years, of a publicly-held entity (other than Waterstone Financial). The following also includes the particular experience, qualifications, attributes, or skills considered by the Nominating and Corporate Governance Committee that led the board of directors to conclude that such person should serve as a director of Waterstone Financial. The mailing address for each person listed is 11200 W. Plank Ct., Wauwatosa, Wisconsin 53226. The board of directors unanimously recommends that shareholders vote FOR the election of the director nominee listed below.

Name and Age	Principal Occupation and Business Experience	Director Since (1)
	Nominee for term expiring in 2028	
Ellen S. Bartel, 70	Ms. Bartel is the former President of Divine Savior Holy Angels (DSHA) High School (Milwaukee, Wisconsin) from 1998 until 2018, where she achieved significant improvements in DSHA's curriculum, facilities, financial infrastructure, image, and reputation. Ms. Bartel balanced DSHA's budget for 18 consecutive years, oversaw endowment growth from under $1 million to over $14 million, and developed recruitment strategies resulting in an incoming class wait list for 19 consecutive years. Prior to her employment at DSHA, Ms. Bartel held several positions at Alverno College (Milwaukee, Wisconsin) (1986 to 1997), with the most recent being Vice President of Institutional Advancement from 1994 to 1997. Ms. Bartel's experience overseeing a large educational institution provides the board of directors with significant perspective on financial management and human resources matters. Ms. Bartel has a B.A. and an M.S.A. from the University of Notre Dame.	2013
	Continuing Directors – Terms expiring in 2026	
Michael L. Hansen, 74	Mr. Hansen is a business investor who currently holds significant ownership interests in Jacsten Holdings LLC. In addition to extensive entrepreneurial experience, Mr. Hansen is a C.P.A. with 13 years of audit and tax experience at an international public accounting firm. Mr. Hansen brings this experience to the board of directors and to the Audit Committee in particular. Mr. Hansen has a B.B.A. from the University of Notre Dame.	2003
Stephen J. Schmidt, 63	Mr. Schmidt is the President of Schmidt and Bartelt Funeral and Cremation Services. Mr. Schmidt has entrepreneurial experience and extensive community relationships throughout the communities served by WaterStone Bank. Mr. Schmidt has an Associate's Degree from the New England Institute and a B.A. from the University of Wisconsin – Stevens Point.	2002
Derek L. Tyus, 55	Mr. Tyus currently serves as Executive Vice President and Chief Financial Officer of Versiti, Inc., a national leader in innovative blood health solutions. Before joining Versiti, Inc. in 2024, Mr. Tyus was Senior Vice President and Chief Investment Officer of West Bend Mutual Insurance Company. He had been with West Bend since 2016. Before joining West Bend, Mr. Tyus was a director for Northwestern Mutual Wealth Management Company. Mr. Tyus had been in the insurance industry for over 20 years, holding investment positions in private debt and equity, real estate, wealth management as well as strategy and administration. Mr. Tyus is a graduate of Marquette University and received his M.B.A. from the Ross School of Business at the University of Michigan.	2021
	Continuing Directors – Terms expiring in 2027	
Douglas S. Gordon, 67	Mr. Gordon is the former Chief Executive Officer of Waterstone Financial and WaterStone Bank, beginning in 2007 to January 2024; President of Waterstone Financial and WaterStone Bank from 2007 to 2022, and Chief Operating Officer of WaterStone Bank from 2005 to 2007; real estate investor. Mr. Gordon brings extensive prior banking experience as an executive officer at M&I Bank and at Security Savings Bank. He has extensive firsthand knowledge and experience with our lending markets and our customers. Mr. Gordon has a B.A. from the University of Wisconsin – Parkside and an M.B.A. from Marquette University. Mr. Gordon is the father of Ryan J. Gordon.	2005
Patrick S. Lawton, 68	Mr. Lawton is the Managing Director of Fixed Income Capital Markets for Baird. Mr. Lawton is also a member of Baird's board of directors. As a Baird Managing Director, Mr. Lawton brings his investment portfolio expertise to the board of directors. Mr. Lawton has a B.S.B.A. and an M.B.A. from Marquette University.	2000

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(1) Indicates the date when the director was first elected to the board of WaterStone Bank. Messrs. Lawton, Hansen, Schmidt and Gordon became directors of Waterstone Financial's predecessor federal corporation in 2005. Ms. Bartel became director of Waterstone Financial in 2014. Mr. Tyus became a director of Waterstone Financial in 2021.

Executive Officers

Information regarding our named executive officers ("Named Executive Officers" or "NEOs") who are not directors of Waterstone Financial is set forth in the following table. Except as noted below, each of these individuals has held that position for at least the past five years.

Name and Age	Offices and Positions with Waterstone Financial and WaterStone Bank	Executive Officer Since
William F. Bruss, 55	Chief Executive Officer since 2024. President since January 2022, Chief Operating Officer from 2013 through 2023, General Counsel and Secretary, Waterstone Financial and WaterStone Bank.	2005
Mark R. Gerke, 50	Executive Vice President since January 2020, Chief Financial Officer since 2016, Chief Accounting Officer since 2014, Senior Vice President, Waterstone Financial and WaterStone Bank since 2014, Controller 2005 to 2016.	2016
Julie A. Glynn, 61	Executive Vice President since January 2022, Chief Retail Officer of WaterStone Bank since March 2018, Senior Vice President - District Manager of Associated Bank since 2013.	2018
Ryan J. Gordon, 38	Executive Vice President/Chief Credit Officer since January 2022, Vice President/Chief Credit Officer 2018 to 2022, Credit Officer 2015 to 2018, Lead Credit Analyst 2012 to 2015, Sr. Credit Analyst 2010 to 2012. Mr. Gordon is the son of Douglas S. Gordon.	2022
Jeffrey R. McGuiness, 59	President and Chief Executive Officer of Waterstone Mortgage Corporation since November 2020. Prior to his role with Waterstone Mortgage Corporation, Chief Sales Officer, Embrace Home Loans – 2015 through November 2020, Chief Executive Officer, Lenders One – 2012 to 2015.	2020

Meetings and Committees

The board of directors of Waterstone Financial met 12 times during the year ended December 31, 2024 on behalf of Waterstone Financial and 12 times in their capacity as directors of WaterStone Bank. The board of directors consists of a majority of "independent directors" within the meaning of the NASDAQ corporate governance listing standards. The board of directors determines the independence of each director in accordance with NASDAQ Stock Market rules, which include all elements of independence as set forth in the listing requirements for NASDAQ securities. The board of directors has determined that Directors Bartel, Hansen, Lawton, Schmidt and Tyus are "independent" directors within the meaning of such standards. In evaluating the independence of our independent directors, we found no transactions between us and our independent directors that are not required to be reported in this Proxy Statement and that had an impact on our determination as to the independence of our directors. Additionally, the independent directors regularly meet without management or non-independent directors present. No member of the board of directors or any committee thereof attended fewer than 75% of the aggregate of: (i) the total number of meetings of the board of directors (held during the period for which each director has been a director); and (ii) the total number of meetings held by all committees of the board of directors on which he or she served (during the periods that he or she served).

We conduct business through meetings of the Company's and Bank's boards of directors and their committees. The boards of directors of the Company and the Bank have established standing committees discussed below. The standing committees of the Company include an Audit Committee, Compensation Committee, Executive Committee and a Nominating and Corporate Governance Committee.

The following table details the composition of our board committees, as of December 31, 2024. Each committee is composed entirely of independent directors.

Director	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
Ellen S. Bartel	X	X		Co-Chair
Douglas S. Gordon			X	
Michael L. Hansen	Chair		X	X
Patrick S. Lawton (Chair)		Chair	X	
Kristine A. Rappé (1)			Chair	
Stephen J. Schmidt		X	X	Co-Chair
Derek L. Tyus	X	X	X	

(1) Ms. Rappé did not stand for re-election in 2025. Accordingly, her service to the Board will terminate at the conclusion of the 2025 Annual Meeting on May 20, 2025.

Audit Committee. The audit committee of Waterstone Financial (the "Audit Committee") met six times during the year ended December 31, 2024. The board of directors has determined that each member of the Audit Committee meets not only the independence requirements applicable to the committee as prescribed by the NASDAQ corporate governance listing standards, but also by the Securities and Exchange Commission. On behalf of the Audit Committee, Mr. Hansen, its chair, also regularly consults with Waterstone Financial's independent registered public accounting firm about Waterstone Financial's periodic public financial disclosures. The board believes that all of the members of the Audit Committee have sufficient experience, knowledge and other personal qualifications to be "financially literate" and to be active, effective and contributing members of the Audit Committee. Mr. Hansen has been designated an "audit committee financial expert" pursuant to the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission regulations. See also "Report of the Audit Committee" for other information pertaining to the Audit Committee.

Compensation Committee. The compensation committee of Waterstone Financial (the "Compensation Committee") held seven meetings during the year ended December 31, 2024. Each member of the Compensation Committee is considered independent as defined in the NASDAQ corporate governance listing standards. The Compensation Committee has the responsibility for and authority to either establish or recommend to the board: compensation policies and plans; salaries, bonuses and benefits for all officers; salary and benefit levels for employees; determinations with respect to stock options and restricted stock awards; and other personnel policies and procedures. The Compensation Committee has the authority to delegate the development, implementation and execution of benefit plans to management. See also "Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation" for other information pertaining to the Compensation Committee.

Executive Committee. The executive committee of Waterstone Financial (the "Executive Committee") held 10 meetings during the year ended December 31, 2024. The Executive Committee has the responsibility to review and/or approve certain loans made or to be made by the Bank in accordance with the Bank's Lending Policy. The Executive Committee reviews loan submissions, communicate requests for additional information, and promptly communicate the approval or disapproval of a loan to management.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee ("Nominating Committee") of Waterstone Financial held one meeting during the year ended December 31, 2024. Each member of the Nominating Committee is considered "independent" as defined in the NASDAQ corporate governance listing standards.

The functions of the Nominating Committee include the following:

- to lead the search for individuals qualified to become members of the board of directors and to select director nominees to be presented for shareholder approval;
- to review and monitor compliance with the requirements for board independence;
- to review the committee structure and make recommendations to the board of directors regarding committee membership; and
- to develop and recommend to the board of directors for its approval a set of corporate governance guidelines.

The Nominating Committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the board of directors with that of obtaining new perspectives. If any member of the board of directors does not wish to continue in service, or if the committee or the board decides not to re-nominate a member for re-election, the Nominating Committee may solicit suggestions for director candidates from all directors.

Board Diversity. The board believes that the Company and its shareholders are best served by having a Board of Directors that brings a diversity of education, experience, skills and perspective to Board meetings. While these attributes are considered on an ongoing basis, the Nominating and Corporate Governance Committee and the Board of Directors will particularly consider such diversity in the recruitment and deliberation regarding prospective director nominees.

Board Qualifications. Qualifications of director candidates are described in the Appendix to the Nominating and Corporate Governance Committee Charter, which can be found on our website, at www.wsbonline.com, on the "Investor Relations" link under the "About" tab, then "Corporate Overview" and "Governance Documents." Factors considered include strength of character, honesty and integrity, an inquiring and independent mind, judgment, skill, diversity, education, experience with businesses and other organizations, the interplay of the candidates' experience with the experience of other board members and the extent to which the candidate would be a desirable addition to the board and its committees. Nominees must have a background which demonstrates an understanding of business and financial affairs and the complexities of a business organization. Although a career in business is not essential, the nominee should have a proven record of competence and accomplishments through leadership in industry, education, the professions or government. Areas of core competency that should be represented on the board as a whole include accounting and finance, business judgment, management, crisis response, industry knowledge, leadership and strategic vision.

Director Election Voting Standard. A nominee for director shall be elected to the Board if he or she receives approval on a plurality of votes cast. Since our organization as a Company, we have not yet had a director elected by less than a majority of the votes cast. Given our plurality voting standard, the Board is committed to conducting extensive shareholder outreach to understand any concerns, in the event that a director nominee fails to receive majority support in any future election.

6

Board Term or Age Limits. The Board does not currently employ formal term or age limits with respect to Board service. Rather than instituting a formal term or age limit, the Board employs an annual assessment to measure how well the skills of board members align with the current strategy of the Company. The foundation of this assessment is summarized in a Director Skills Matrix (detailed below).

Board Evaluation. The Board views the process of collective and individual self-assessment as an opportunity to enhance multiple dimensions of board effectiveness and strengthen governance practices. The Board undergoes an internal self-assessment process on an annual basis. The internal process consists of a questionnaire, led by the Chairman of the Board, intended to solicit feedback on a wide variety of matters as a means of identifying strengths, weaknesses, areas of interest or concern, and opportunities for improvement. Topics include, among others, positive aspects of Board operation; director preparation, engagement and participation; director skill sets; board effectiveness; and opportunities for improvement. The feedback gathered from these interviews is compiled and reported to the full Board for review, discussion and action as appropriate. The Board is committed to continuous review and enhancement of its evaluation processes.

Director Skills, Experience and Demographics Matrix. The following matrix provides information about the board of directors, including certain types of knowledge, skills, experience and other attributes possessed by one of more of them which the Board believes are relevant to the Company's business and industry. The matrix does not capture all of the knowledge, skills and experiences possessed by the directors, and the Board believes that each director has the ability to contribute to the decision-making process in every area listed.

	Bartel	Gordon	Hansen	Lawton	Schmidt	Tyus
Knowledge, Skills and Experience						
Financial Industry		●	●	●		●
Risk Management	●	●	●	●	●	●
Accounting	●	●	●			●
Corporate Governance/Ethics	●	●	●	●	●	●
Legal/Regulatory		●	●	●		●
HR/Compensation	●	●	●	●	●	●
Executive Experience	●	●	●	●	●	●
Investments		●	●	●	●	●
Operations	●	●	●	●	●	
Strategic Planning	●	●	●	●	●	●
Technology/Cyber		●	●			
Mergers and Acquisitions		●	●			●
Crisis Response	●	●	●	●	●	
Demographic Background						
African American						●
Alaskan Native or Native American						
Asian						
Hispanic						
Native Hawaiian or Pacific Islander						
White/Caucasian	●	●	●	●	●	
Two or More Races or Ethnicities						
LGBTQ+						
Gender						
Female	●					
Male		●	●	●	●	●
Non-Binary						
Board Tenure						
Years on Waterstone Financial Inc.	10	19	19	19	19	5

The Nominating Committee will also take into account whether a candidate satisfies the criteria for "independence" under the NASDAQ corporate governance listing standards and, if a nominee is sought for service on the Audit Committee, the financial and accounting expertise of a candidate, including whether an individual qualifies as an "audit committee financial expert."

The Nominating Committee will consider proposed nominees whose names are submitted to it by shareholders, and it does not intend to evaluate proposed nominees differently depending upon who has made the proposal. Shareholders can submit the names of qualified candidates for director by writing to our Corporate Secretary at 11200 W. Plank Ct., Wauwatosa, Wisconsin 53226. The Corporate Secretary must receive a submission not earlier than the 90th day nor later than the 80th day prior to date of the annual meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the annual meeting is provided to shareholders, then, to be timely, notice by the stockholder must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made. The submission must include the following information:

- a statement that the writer is a shareholder and is proposing a candidate for consideration by the Nominating Committee;
- the name and address of the shareholder as they appear on our books and number of shares of our common stock that are owned beneficially by such shareholder (if the shareholder is not a holder of record, appropriate evidence of the shareholder's ownership will be required);
- the name, address and contact information for the candidate, and the number of shares of common stock that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the shareholder's ownership should be provided);
- a statement of the candidate's business and educational experience;
- such other information regarding the candidate as would be required to be included in the Proxy Statement pursuant to Securities and Exchange Commission Regulation 14A;
- a statement detailing any relationship between us and the candidate;
- a statement detailing any relationship between the candidate and any of our customers, suppliers or competitors;
- detailed information about any relationship or understanding between the proposing shareholder and the candidate; and
- a statement that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

A nomination submitted by a shareholder for presentation at an annual meeting of shareholders will also need to comply with any additional procedural and informational requirements we may adopt in the future, including those set forth in our Bylaws and in the "Shareholder Proposals and Notices" section of this Proxy Statement.

Waterstone Financial has adopted charters for the Audit, Compensation and Nominating Committees. We will continue to respond to and comply with Securities and Exchange Commission and NASDAQ Stock Market requirements relating to board committees. Copies of the charters for our Audit, Compensation and Nominating Committees (including director selection criteria) and other corporate governance documents can be found on our website, at www.wsbonline.com, on the "Investor Relations" link under the "About" tab, then "Corporate Overview" and "Governance Documents." If any of those documents are changed, or related documents adopted, those changes and new documents will be posted on our corporate website at that address.

Other Board and Corporate Governance Matters

Board Leadership Structure and Risk Oversight Role. The role of chairman of the board of directors and chief executive officer of the Company are not currently held by the same person. The chairman of the board has never been an officer or employee of the Company or WaterStone Bank. The foregoing structure is not mandated by any provision of law or our Articles of Incorporation or Bylaws, but the board of directors currently believes that this structure provides for an appropriate balance of authority between management and the board. The board of directors reserves the right to establish a different structure in the future.

The board of directors of the Company, all of the members of which are also members of the board of directors of WaterStone Bank, is actively involved in the Company's and Bank's risk oversight activities, through the work of numerous committees of the Company and Bank, and the policy approval function of the board of directors of WaterStone Bank.

Shareholder Communication. We are committed to open and ongoing dialog with our shareholders and we regularly seek feedback on a variety of issues, including business strategy, governance, executive compensation and any other topics shareholders wish to discuss. To this end, we engage with our shareholders in a variety of ways in order to obtain their feedback. In addition to shareholder outreach, the Board of Directors welcomes communication from our shareholders. A shareholder who wants to communicate with the board of directors or with any individual director can write to our Corporate Secretary at 11200 W. Plank Ct., Wauwatosa, Wisconsin 53226, Attention: Board Administration. The letter should indicate that the author is a shareholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed;
- attempt to handle the inquiry directly, i.e. where it is a request for information about us or it is a stock-related matter; or
- not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

At each board meeting, management shall present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the directors.

Board Involvement in Risk Management Process. As part of its overall responsibility to oversee the management, business, and strategy of the Company., one of the primary responsibilities of our Board of Directors is to oversee the amounts and types of risk taken by management in executing the corporate strategy, and to monitor our risk experience against the policies and procedures set to control those risks. The Board's risk oversight function is carried out through its approval of various policies and procedures, such as our lending and investment policies; ratification or approval of investments and loans exceeding certain thresholds; and regular review of risk elements such as interest rate risk exposure, liquidity, and problem assets. Some oversight functions are delegated to committees of the Board, with such committees regularly reporting to the full Board the results of their oversight activities. For example, the Audit Committee is responsible for oversight of the independent registered public accounting firm and meets directly with the firm at various times during the course of the year.

Board Oversight of Information and Cybersecurity. As a financial institution, cybersecurity presents a significant operational and reputational risk. Accordingly, we take the protection of customer and business information very seriously. We have developed a robust information/cyber security program designed to protect the confidentiality, integrity, and availability of business and customer information. As part of this program, our Chief Information Officer reports to the Board of Directors on a regular basis. Reports include information and cyber security assessment results, business continuity, disaster recovery, and incident response planning and testing, vendor management program status, and independent audit results. All information security-related policies are reviewed and approved annually by the Board.

We promote a culture of continuous learning that has resulted in a highly experienced information security team. In addition to our own experienced information security team, we also partner with industry experts for managed security services such as threat intelligence, firewall, intrusion detection, and intrusion prevention services to ensure protection around the clock. Highlights of the information and cybersecurity program include the following:

- strong vendor oversight;
- deployment of defense-in-depth strategy with multiple layers of controls to provide information protection;
- engagement of third-party audit firms to conduct independent security assessments that include vulnerability assessments and penetration tests;
- conduct of new and ongoing security awareness training (as well as intermittent testing) for all teammates across the
- follow all Federal Deposit Insurance Corporation and Nasdaq requirements for disclosure of security breaches organization.

Director Attendance at Annual Shareholders' Meeting. Although we do not have a formal policy regarding director attendance at the annual meeting, we encourage all of our directors to attend. Last year the seven directors serving at that time were present at the annual meeting.

Code of Business Conduct and Ethics. Waterstone Financial has adopted a code of business conduct and ethics that reflects current circumstances and Securities and Exchange Commission and NASDAQ definitions for such codes. The code of business conduct and ethics covers us, WaterStone Bank and other subsidiaries. Among other things, the code of business conduct and ethics includes provisions regarding honest and ethical conduct, conflicts of interest, full and fair disclosure, compliance with law, and reporting of and sanctions for violations. The code applies to all directors, officers and employees of Waterstone Financial and subsidiaries. We have posted a copy of the code of business conduct and ethics on our website, at www.wsbonline.com, on the "Investor Relations" link under the "About" tab, then "Corporate Overview" and "Governance Documents." As further matters are documented, or if those documents (including the code of business conduct and ethics) are changed, waivers from the code of business conduct and ethics are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on the corporate website at that address.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Waterstone Financial board of directors was created in accordance with Section 3(a)(58)(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee's functions include meeting with our independent registered public accounting firm and making recommendations to the board regarding the independent registered public accounting firm; assessing the adequacy of internal controls, accounting methods and procedures; review of public disclosures required for compliance with securities laws; and consideration and review of various other matters relating to our financial accounting and reporting. No member of the Audit Committee is employed by or has any other material relationship with us other than as a customer or shareholder. The members are "independent" as defined in Rule 5605(a)(2) of the NASDAQ listing standards. The board of directors has adopted a written charter for the Audit Committee which can be found on our website.

In connection with its function to oversee and monitor our financial reporting process, the Audit Committee has done the following:

- reviewed the audited financial statements for the year ended December 31, 2024 with management;
- discussed with Forvis Mazars, LLP, our independent registered public accounting firm, those matters which are required to be discussed under the applicable standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"); and
- received the written disclosures and the letter from Forvis Mazars, LLP required by the PCAOB and has discussed with Forvis Mazars, LLP its independence.

The Audit Committee:
Michael L. Hansen, Chairman
Ellen S. Bartel
Kristine A. Rappé
Derek L. Tyus

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

Based on the foregoing, the Audit Committee recommended to the board that those audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, the Audit Committee also considered the fees paid to Forvis Mazars, LLP for services provided by Forvis Mazars, LLP during the year ended December 31, 2024.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Forvis Mazars, LLP has audited the financial statements of Waterstone Financial as of and for the year ended December 31, 2024 and had served as Waterstone Financial's principal independent accountant since 2023.

The Audit Committee of the Board of Directors has selected Forvis Mazars, LLP as our independent registered public accountants for the fiscal year ending December 31, 2024. We are submitting the selection of independent registered public accountants for shareholder ratification at the annual meeting. Although not required by the Company's Articles of Incorporation or Bylaws, the Company has determined to ask shareholders to ratify this selection as a matter of good corporate practice. If the appointment of Forvis Mazars, LLP is not ratified, the Audit Committee will consider the shareholders' vote when determining whether to continue the firm's engagement, but may ultimately determine to continue the engagement of the firm or another audit firm without re-submitting the matter to shareholders. Even if the appointment of Forvis Mazars, LLP is ratified, the Audit Committee may in its sole discretion terminate the engagement of the firm and direct the appointment of another independent registered public accounting firm at any time during the year if it determines that such an appointment would be in the best interests of our Company and our shareholders.

CliftonLarsonAllen LLP was previously the principal accountants for Waterstone Financial, Inc. On January 17, 2023, CliftonLarsonAllen, Waterstone Financial, Inc.'s independent registered public accountant, informed the Company that CliftonLarsonAllen would decline to stand for re-appointment after completion of the audit for the year ended December 31, 2022, as a result of CliftonLarsonAllen's determination to cease providing certain audit services to SEC registrants upon completion of the 2022 audit cycle. On February 28, 2023, CliftonLarsonAllen completed its audit of the Company's consolidated financial statements as of and for the year ended December 31, 2022. Accordingly, as of February 28, 2023, CliftonLarsonAllen was no longer the Company's independent registered public accountant.

CliftonLarsonAllen's audit reports on the Company's consolidated financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2022 and 2021, there were no: (1) disagreements with CliftonLarsonAllen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events under Item 304(a)(1)(v) of Regulation S-K.

As previously disclosed on January 17, 2023, the Audit Committee of the Board of Directors of Waterstone Financial, Inc. approved the appointment of Forvis Mazars, LLP to serve as the Company's independent registered public accounting firm for the year ending December 31, 2023 after a competitive request for proposal process. The appointment of Forvis Mazars, LLP was effective upon completion of the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2022 by CliftonLarsonAllen, which occurred on February 28, 2023. Prior to retaining Forvis Mazars, LLP, neither the Company nor anyone acting on its behalf consulted with Forvis Mazars, LLP with respect to any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

As reflected in the tables below, Waterstone Financial incurred fees in fiscal years 2024 and 2023 for professional services provided by Forvis Mazars, LLP and CliftonLarsonAllen LLP related to those periods.

	Year Ended			
Forvis Mazars, LLP	**December 31, 2024**		**December 31, 2023**	
Audit fees(1)……….….	$	391,834	$	356,499
Audit-related fees(2)……	$	69,862	$	60,270

(1) Audit fees consist of professional services rendered for the audit of our consolidated financial statements and review of SEC Filings. Audit fees also include professional fees rendered for the audit of the stand–alone financial statements of Waterstone Mortgage Corporation.
(2) Audit-related fees consisted of tax compliance fees.

	Year Ended			
CliftonLarsonAllen LLP	**December 31, 2024**		**December 31, 2023**	
Audit fees(1)……….…..	$	-	$	-
Audit-related fees(2)…	$	21,000	$	28,140

(1) Audit fees consist of professional services rendered for the audit of our consolidated financial statements and review of SEC Filings. Audit fees also include professional fees rendered for the audit of the stand–alone financial statements of Waterstone Mortgage Corporation.
(2) Audit-related fees consisted of the transition and consent on Form S-8 in the 10-k.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairman when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All audit services for the past two fiscal years were pre-approved by the Audit Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Executive Summary. The Compensation Committee provides our Named Executive Officers with a total compensation package that is market competitive, promotes the achievement of our strategic objectives and is aligned with operating and other performance metrics to support long-term shareholder value. In addition, we have structured our executive compensation program to include elements that are intended to create appropriate balance between risk and reward.

Compensation Philosophy. The primary objectives of our executive compensation programs are to attract and retain highly-qualified executives and to encourage extraordinary management efforts through well-designed incentive opportunities, with the goal of improving the performance of Waterstone Financial, Inc. and its subsidiaries consistent with the interests of our shareholders. We base our compensation decisions on three basic principles:

- Meeting the Demands of the Market – We compensate our employees at competitive levels that position us as the employer of choice among our peers who provide similar financial services in the markets we serve.
- Aligning with Shareholders – We use equity compensation as a key component of our compensation mix to promote a culture of ownership among our key personnel and to align their individual financial interests with the long-term interests of our shareholders.
- Driving Performance – We base compensation in part on the attainment of company-wide, business unit and individual performance targets that result in the achievement of both short-term and long-term financial objectives, while ensuring sound risk management.

Elements of our Executive Compensation and Benefits Program. To achieve our objectives, we have structured an executive compensation program that provides our Named Executive Officers with the following:

- Competitive Base Salary;
- Short-Term Cash-Based Incentives;
- Equity Incentive Awards;
- Broad-Based Welfare and Retirement Benefit Plans;
- Perquisites; and
- Executive Agreements.

The programs are intended to reward the accomplishment of strategic plan goals and objectives as evaluated by members of the Compensation Committee. They are further intended to reward enhanced shareholder value as measured by the trading price of our common stock. The elements of a Named Executive Officer's total compensation package will vary depending upon the executive's job position and responsibilities.

Compensation Polices and Highlights

Our compensation programs include, among others, the following best practices:

What We Do

- ✔ The Compensation Committee has engaged an independent compensation consultant.
- ✔ The Compensation Committee is composed solely of independent directors.
- ✔ We maintain stock ownership guidelines for our executive officers.
- ✔ We maintain stock ownership guidelines for our non-employee directors.
- ✔ We maintain clawback policies for incentive compensation.
- ✔ We place restrictions on our directors and officers with respect to (i) holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan or (ii) engaging in hedging transactions in the Company's securities.
- ✔ We provide a say-on-pay advisory vote on an annual basis until the next required vote on the frequency of shareholder votes on executive compensation.

What We Do Not Do

- ✖ We do not encourage excessive risk-taking behavior through our compensation plans.
- ✖ We do not reprice underwater stock options.
- ✖ We do not grant options with an exercise price less than fair market value on date of grant.
- ✖ We do not provide excessive prerequisites to our NEOs.
- ✖ We do not provide excise tax gross ups in our compensation plans or employment agreements.
- ✖ We do not guarantee salary increases.
- ✖ We do not provide for uncapped bonuses.
- ✖ We do not provide for "single-trigger" benefits upon a change in control.

Shareholder Say-on-Pay Advisory Votes

We provide our shareholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At our 2024 annual meeting of shareholders, over 91% of the votes cast (excluding abstentions and broker non-votes) on the say-on-pay proposal at that meeting were voted in favor of the proposal.

We have held annual say-on-pay votes since 2010, and we will continue to hold annual say-on-pay votes until the next shareholders vote regarding the frequency of say-on-pay votes, which we expect to occur at the 2026 annual meeting of shareholders.

The Compensation Committee will continue to consider the outcome of our say-on-pay vote, regulatory changes and emerging best practices when making future compensation decisions for the Named Executive Officers.

Named Executive Officer Compensation Process, Programs and Polices

Role of the Compensation Committee. The Compensation Committee is responsible for reviewing all compensation components for the Named Executive Officers annually, including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. The Compensation Committee examines the total compensation mix, pay-for-performance relationship, and how all these elements in the aggregate comprise each executive's total compensation package to ensure that our compensation is competitive in the market place and that the mix of benefits accurately reflects our compensation philosophy. The Compensation Committee operates under a written charter that establishes its responsibilities. The Compensation Committee and the board of directors review the charter annually to ensure that the scope of the charter is consistent with the role of the Compensation Committee. A copy of the charter can be found on our website on the "Investor Relations" link under the "About" tab, then "Corporate Overview" and "Governance Documents."

Role of Management. The executive officers who serve as a resource to the Compensation Committee are the Chief Executive Officer, with respect to compensation for the other Named Executive Officers and the Senior Vice President and Director of Human Resources, with respect to compensation of other officers and employees of WaterStone Bank. The executives provide the Compensation Committee with data, analyses, input and recommendation. The Compensation Committee considers our Chief Executive Officer's evaluation of each Named Executive Officer's performance and recommendation of appropriate compensation. However, our Chief Executive Officer does not participate in any decisions relating to his own compensation.

Role of Compensation Consultant. The Compensation Committee has the authority to engage compensation consultants from time to time to assist it in the compensation governance process for determining the compensation of our Named Executive Officers. In prior years, the Compensation Committee has utilized Meridian Compensation Partners, LLC, or Meridian, as its independent compensation consultant. Meridian has been engaged directly by the Compensation Committee. Pursuant to its engagement, Meridian provided research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees. In addition, Meridian keeps the Compensation Committee apprised of regulatory developments and market trends related to executive compensation practices. Meridian has not determined the exact amount or form of executive compensation for and of the Named Executive Officers.

Benchmarking Compensation. The Compensation Committee assesses the components of executive compensation and considers the base salary, annual incentive and long-term incentive practices of comparable companies in the financial industry. The Compensation Committee considered individual compensation elements as well as the total compensation package. This analysis was considered by the Compensation Committee, and served as a basis, when it established 2024 compensation opportunities for executives. In conducting this analysis, the Compensation Committee reviewed market data using publicly disclosed compensation information from a peer group of comparable financial institutions ranging in asset size from $1.4 billion to $8.1 billion. The market capitalization for the peer group ranged from $85.0 million to approximately $625.0 million. In addition to asset size and market capitalization, peer group selection was also focused on banks with significant mortgage banking operations, a significant focus on real estate lending and/or banks that were prior mutual-to-stock conversions.

For 2024, the Compensation Committee approved the following peer group for purposes of evaluating the appropriateness of the compensation package for the Chief Executive Officer, Chief Financial Officer, Chief Credit Officer and Chief Retail Officer:

- BankFinancial Corporation, Burr Ridge, IL
- Civista Bancshares, Inc., Sandusky, OH
- ESSA Bancorp, Inc., Stroudsburg, PA
- Farmers & Merchants Bancorp, Inc., Archbold, OH
- FS Bancorp, Inc., Mountlake Terrance, WA
- Greene County Bancorp, Inc., Catskill, NY
- HarborOne Bancorp, Inc., Brocton, MA
- Hingham Institution for Savings, Hingham, MA
- HomeStreet, Inc., Seattle, WA
- Independent Bank Corporation, Grand Rapids, MI
- Metropolitan Bank Holding Corporation, New York, NY
- MVB Financial Corp., Fairmont, WV
- Northfield Bancorp, Inc., Woodbridge, NJ
- RBB Bancorp, Los Angeles, CA
- Sterling Bancorp, Inc., Southfield, MI
- Territorial Bancorp Inc., Honolulu, HI

Stock Ownership Guidelines. To align the interests of the Named Executive Officers and non-employee directors with the interests of the Company's shareholders, the Company maintains stock ownership guidelines, whereby Named Executive Officers are required to own shares of common stock equal to a specified multiple of their annual base salary and non-employee directors are required to own shares of common stock equal to a multiple of such director's annual board cash retainer. The applicable levels are as follows:

- Chief Executive Officer 3x base salary
- Chief Financial Officer 2x base salary
- Other NEOs 1x base salary
- Directors 3x annual board cash compensation

Named Executive Officers and non-employee directors have five years from the date that the individual first become subject to the guidelines to meet these ownership requirements. In calculating equity ownership for purposes of this requirement, we include all shares beneficially owned by an individual in the Company's benefit plans (e.g. 401(k) and Employee Stock Ownership Plan), shares of restricted stock and shares with respect to which an individual has voting or investment power. For purposes of our stock ownership requirements, we do not include unexercised stock options, whether vested or non-vested. As of December 31, 2024, all directors were in compliance with the Company's stock ownership guidelines. As of December 31, 2024, all Named Executive Officers that have been employed with the Company for at least five years were in compliance with the Company's stock ownership guidelines.

Clawback Policies. Our compensation program includes Clawback Policies. One of our policies provides that in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with financial reporting requirements under U.S. securities laws, the Company shall, to the extent permitted by governing law, pursue reimbursement of any performance-based compensation paid to an executive officer, including the Named Executive Officers, to the extent such payments and grants were made to the Named Executive Officer during the three-year period preceding the date on which the Company is required to prepare an accounting restatement based on the erroneous data, provided that the Compensation Committee or determine that the amount of any such performance-based compensation actually paid or awarded to the Named Executive Officer would have been a lower amount had it been calculated based on such restated financial statements. In addition, we have adopted a second clawback policy, whereby we are required to recover incentive-based compensation erroneously awarded to an executive officer during the three completed fiscal years preceding an accounting restatement, with the amount required to be recovered generally calculated as the difference between what was paid to the executive officer and what the executive officer would have received based on the restated amounts.

Components of Executive Compensation

Overview. Our compensation program consists of five main components: base salary, annual incentives, long-term incentive/equity, broad-based welfare and retirement benefit plans and perquisites. The following section summarizes the role of each component, how decisions are made and the resulting 2024 decision process as it relates to the Named Executive Officers.

Base Salary. We provide a base salary for Named Executive Officers commensurate with the services provided to the Company. We believe that a portion of total direct compensation should be provided in a form that is fixed and liquid. In determining the base salary of executive officers for 2024, the Compensation Committee reviewed, among other things, third-party surveys of peer institutions, the historical compensation of those officers under review, any increased level of responsibility and performance measures of Waterstone Financial and its subsidiaries. Base salaries for Named Executive Officers other than the Chief Executive Officer are determined based upon recommendations made by the Chief Executive Officer. Base salary for the Chief Executive Officer is determined by the Compensation Committee.

Name and Principal Position	2024 ($)	2023 ($)	Change ($)	Change (%)
William F. Bruss President and Chief Executive Officer of Waterstone Financial and WaterStone Bank (1)	426,250	387,500	38,750	10.0
Mark R. Gerke Chief Financial Officer of Waterstone Financial and WaterStone Bank	292,000	265,500	26,500	10.0
Julie A. Glynn Chief Retail Officer of WaterStone Bank	268,400	244,000	24,400	10.0
Ryan J. Gordon Chief Credit Officer of WaterStone Bank	256,850	233,500	23,350	10.0
Jeffrey R. McGuiness Chief Executive Officer and President of Waterstone Mortgage Corporation	450,000	450,000	-	-

(1) Douglas S. Gordon retired on January 5, 2024. William F. Bruss took assumed the role of Chief Executive Officer of Waterstone Financial and WaterStone Bank on January 5, 2024.

Annual Incentive Plan. We maintain an Annual Incentive Plan which provides Named Executive Officers of WaterStone Bank with annual cash incentive opportunities for annual performance. The ability to earn any award is primarily contingent on the Company achieving consolidated financial-based metrics. These metrics are measured against actual results or actual results compared to our annual budget. The objective of our Annual Incentive Plan is to motivate and reward executives for achieving or exceeding annual financial, strategic and operational goals that we believe will help us maintain long-term profitable growth, maintain asset quality and support value creation for shareholders. The Chief Executive Officer of Waterstone Mortgage Corporation did not participate in the Annual Incentive Plan during the year ended December 31, 2024. Mr. McGuiness participated in a cash-based annual incentive plan as set forth in his employment agreement.

Incentive awards are calculated based upon the Company's performance in one of three or four weighted financial-based measures along with a potential discretionary portion contingent upon achievement of strategic or operational non-financial objectives. With respect to the financial-based measures, performance was measured against the Board-approved 2024 budget. To receive any award under the Annual Incentive Plan, the Named Executive Officer must be actively employed on the day the award is made.

Performance Measures

In designing the Annual Incentive Program, the Compensation Committee emphasized the Company's goals of maintaining profitability and enhancing our franchise value through growth of our commercial loan portfolio and core deposits. The Compensation Committee determined that to encourage these goals, the Annual Incentive Plan would include the following performance measures:

Performance Measure	Evaluated Against	Rationale
Community Banking Segment Pre-Tax Income	Budget	Focuses management on achieving budgeted pre-tax income.
Mortgage Banking Segment Pre-Tax Income	Budget	Focuses management on achieving budgeted pre-tax income.
Asset Quality	Budget and Peers	Focuses management on maintaining high quality, while pursuing loan growth.
Commercial Loan Growth	Budget	Focuses management on enhancing franchise value through growth of the Commercial Real Estate and Commercial and Industrial segments of the loan portfolio.
Core Deposit Growth	Budget	Focuses management on less costly deposits and growth of business and retail checking and savings accounts, which will help to improve net interest margin.
Expense Management	Budget and Peers	Focuses management on balancing a peer-leading non-interest expense to total asset ratio with the need for continued growth.
Individual Performance	N/A	Contingent on individual achievement of strategic or operational non-financial objectives.

Target Annual Incentive Opportunities

Target annual incentive awards are defined at the beginning of the year in consideration of market data, each NEOs total compensation package and the Company's budgetary considerations. The following table sets forth information concerning Annual Incentive Plan opportunities for 2024:

Name	Threshold ($)	Target Amount ($)	Target % of Annual Base Salary	Maximum ($)
William F. Bruss	106,563	170,500	40.0%	234,438
Mark R. Gerke	73,000	109,500	37.5%	146,000
Julie A. Glynn	67,100	100,650	37.5%	134,200
Ryan J. Gordon	64,213	96,319	37.5%	128,425

Performance Measures

Each NEO had pre-defined performance objectives based upon measurable performance of our Company. In addition, each NEO had the opportunity to earn incentive award based upon individual performance.

The weights of the performance objectives for each NEO for 2023 are summarized in the following table:

Name	Community Banking Pre-Tax Income	Mortgage Banking Pre-Tax Income	Asset Quality	Commercial Loan Growth	Core Deposit Growth	Expense Management	Individual Performance
William F. Bruss	30%	10%	10%	15%	15%	10%	10%
Mark R. Gerke	30%	10%	10%	15%	15%	10%	10%
Julie A. Glynn	30%	-%	10%	15%	25%	10%	10%
Ryan J. Gordon	30%	10%	10%	15%	15%	10%	10%

The opportunity to earn incentive award based upon individual performance is rooted in each individual's contribution to the achievement of a variety of tactical and strategic Company goals. While not limited to the following items, the Committee considers each individuals contribution relative to:

- Pursuing strategic growth initiatives
- Maintaining an effective system of internal controls over financial reporting
- Staff attraction, retention and development
- Achieving strong ratings from regulatory agencies

Performance Results and Payouts

The Committee determines the final amount of each participant's award based upon the attainment of the applicable performance goals. Each element of the annual cash incentive award is independent of the other. Accordingly, the Named Executive Officer may achieve certain performance goals, and, at the same time, fail to achieve others. In that case, the Named Executive Officer would be entitled to receive the award for the performance goal achieved, but not an award for a performance goal for which the threshold performance was not achieved. 2024 performance goals and actual performance were as follows:

2024 Performance Measure	Threshold	Target	Maximum	Actual	Achievement as a % of Target
Community Banking Segment Pre-Tax Income	$ 17,500	$ 18,400	$ 30,000	$ 21,844	118.7%
Mortgage Banking Segment Pre-Tax Income	0	3,500	8,000	1,886	53.9%
Asset Quality	0.45%	0.30%	0.15%	0.18%	166.7%
Commercial Loan Growth (in thousands)	12,500	25,000	50,000	48,671	194.7%
Core Deposit Growth (in thousands)	0	7,500	15,000	(9,771)	N/M
Expense Management	1.50%	1.40%	1.30%	1.41%	99.3%

Based upon the above financial performance measures and the Compensation Committee's discretion with respect to individual performance, the 2024 annual cash incentive payments were awarded as follows relative to the 2024 target value:

Name	2024 Annual Incentive Payment ($)	% of 2024 Target Annual Incentive
William F. Bruss	167,514	98.2%
Mark R. Gerke	105,970	96.8%
Julie A. Glynn	88,888	88.3%
Ryan J. Gordon	93,214	96.8%

Annual Incentive Plan – Waterstone Mortgage Corporation. We maintain an Annual Incentive Plan which provides executive officers of Waterstone Mortgage Corporation with annual cash incentive opportunities for annual performance. The ability to earn any award is primarily contingent on the Company achieving financial-based metrics relative to the mortgage banking operation segment. These metrics are measured against actual results compared to our annual budget. The objective of our Annual Incentive Plan is to motivate and reward executives for achieving or exceeding annual financial, strategic and operational goals that we believe will help us maintain long-term profitable growth, maintain asset quality and support value creation for shareholders. Incentive awards are calculated based upon the Waterstone Mortgage Corporation's performance relative to pre-tax income, including adjustments for a number of non-operating expense and/or non-recurring revenue and expense items. Performance was measured against the Board-approved 2024 budget. To receive any award under the Annual Incentive Plan, the Named Executive Officer must be actively employed on the day the award is made.

Performance Measure	Evaluated Against	Rationale
Annual pre-tax income of the mortgage banking segment in excess of preferred return for WaterStone Bank (the parent company)	Actual	Focuses management on achieving current year profitability.

Target Annual Incentive Opportunities

Target annual incentive awards are defined at the beginning of the year in consideration of market data, Mr. McGuiness' total compensation package and the Company's budgetary considerations. The following table sets forth information concerning Annual Incentive Plan opportunities for 2023:

Name	Incentive Opportunity
Jeffrey R. McGuiness	Incentive calculated as 4.0% of actual pre-tax earnings of the mortgage banking segment in excess of a $2.0 million preferred return for WaterStone Bank (the parent company)

Performance Results and Payouts

The Compensation Committee determines the final amount of each participant's award based upon the attainment of the applicable performance goal. As a result of Waterstone Mortgage Corporation's performance relative to the target metric, Mr. McGuiness did not receive an incentive payment for the year ended December, 31 2024.

Equity-Based Compensation. The overall objective for our equity-based compensation is to provide an equitable and competitive means to reward our officers for their contributions to our long-range success. Our goal is to meet the following objectives:

- Align the interests of our officers with the interests of shareholders by linking the long-term value of the compensation to shareholder returns.

- Link each participant's compensation to our long-term success through the appreciation of the stock price.

- Retention through longer vesting schedules and enhanced shareholder value due to the value of grants being tied to the trading price of our common stock.

All equity awards granted to the Named Executive Officers of Waterstone Financial are at the discretion of the Compensation Committee. The Compensation Committee considers the position of the Named Executive Officer, the officer's level of influence and the corresponding ability to contribute toward the success of Waterstone Financial, and individual and corporate performance as well as the level of equity awards granted to individuals with similar positions at similar companies.

In prior years, we have utilized restricted stock as our primary long-term incentive tool to retain and motivate our key employees. We believe this is the preferred practice to reward them for, and to motivate them toward, superior performance.

In the event of an involuntary termination of employment following a change in control, the unvested equity incentive awards held by each recipient will vest automatically.

Long-Term Performance-Based Equity Compensation Plan. The Company maintains a Long-Term Performance-Based Equity Compensation Plan, which provides Named Executive Officers with annual awards of restricted stock. In order to become vested in their restricted stock, our executive officers will need to be employed throughout a three-year performance period, which satisfies a retention goal, and the Company must meet certain pre-determined financial performance goals. The Compensation Committee believes it is important for the restricted stock, which is intended to be a long-term incentive, to focus our executive officers on, and reward them for, the achievement of multi-year performance objectives. The performance goals will be set at a target performance level. If the Company meets the target performance level, the executive officers would be vested in the number of shares designated as the "target award." Performance levels would also be set at a maximum level to provide an incentive for superior performance, and at a threshold level, below which no shares would be earned. Depending on the Company's performance relative to the performance goals, the executive officers could earn between 0% and 150% of the target award.

Performance Measures

In designing the Long-Term Performance-Based Equity Plan, the Compensation Committee emphasized the Company's goal of maintaining a high level of profitability as we strategically deploy our excess capital. The Compensation Committee determined that to encourage these goals, the Annual Incentive Plan would include the following performance measure:

Performance Measure	Evaluated Against	Rationale
Return on Average Assets (Over three fiscal years)	Budget	Focuses management on achieving a level of return that continues to exceed that of our peer group.

Target Long-Term Performance-Based Equity Award Opportunity

Target equity awards are defined at the beginning of the year in consideration of, market data, each NEOs total compensation package and the Company's budgetary considerations. The following table sets forth information concerning Target Long-Term Performance-Based Equity Award opportunities for 2024:

Name	Threshold ($)	Target ($)	Target % of Annual Base Salary	Maximum ($)
William F. Bruss	21,313	42,625	10%	63,938
Mark R. Gerke	14,600	29,200	10%	43,800
Julie A. Glynn	13,420	26,840	10%	40,260
Ryan J. Gordon	12,843	25,685	10%	38,528

During 2024, our Compensation Committee awarded grants of 5,078 shares to Mr. Bruss, 3,479 shares to Mr. Gerke, 3,197 shares to Ms. Glynn and 3,060 shares to Mr. R. Gordon. The number of shares granted is based upon the assumption of achievement at a "maximum" performance level. The actual number of shares that may ultimately vest for each NEO will be based upon achievement level relative to the Company's return on average assets for the three-year performance period of 2024 to 2026. In addition, each NEO will need to be employed through the duration of that same three-year performance period. In the event of an involuntary termination of employment following a change in control, the unvested equity incentive awards held by each recipient will vest automatically.

Performance Results and Payouts – 2022 Long-Term Performance-Based Equity Compensation Plan

The Committee determines the final amount of each participant's award based upon the attainment of the applicable performance goal. Actual performance was as follows:

Performance Measure	Threshold	Target	Maximum	Actual	Achievement as a % of Target
Consolidated Return on Average Assets for the fiscal years 2022, 2023 and 2024)	1.00%	1.35%	1.70%	0.75%	55.56%

Based upon the above financial performance measure, no shares were awarded under the 2022 Long-Term Performance-based Equity Compensation Plan, as the threshold was not met.

Broad-Based Welfare and Retirement Benefit Plans. The purpose of welfare and retirement benefit plans are to ensure our compensation packages are competitive and to provide an opportunity for retirement savings. We maintain a number of broad-based welfare benefit plans that are available to our employees, including Named Executive Officers. We provide group medical, dental and vision insurance coverage plans to employees, with employees being responsible for a portion of the premiums.

We also offer our employees, including Named Executive Officers, participation in tax-qualified defined contribution retirement plans.

WaterStone Bank Employee Stock Ownership Plan (ESOP). The ESOP is a tax-qualified defined contribution retirement plan that benefits all eligible WaterStone Bank employees proportionately. The ESOP is not separately considered in the review and evaluation of annual executive compensation. ESOP allocations are made annually as of December 31 to all eligible WaterStone Bank employees. An employee must complete a full year of service and be employed by us on December 31 in order to receive an annual allocation each year. A trustee holds the shares purchased by the ESOP in an unallocated suspense account. Shares are released from the suspense account on a pro-rata basis as the ESOP repays the loan. The trustee allocates the shares released among participants on the basis of the participant's proportional share of compensation relative to all participants. In the event of a plan termination, all allocated benefits become fully vested immediately, any outstanding loan will be repaid from shares in the unallocated suspense account and the amounts remaining in the suspense account will be allocated to participant accounts proportionally. Dividends paid with respect to shares of Waterstone Financial, Inc. stock in the unallocated suspense account may be used to repay the ESOP loan. To the extent the dividends exceeded the annual loan payment, the remaining dividend amount would cause additional shares to be allocated to participants or may be credited proportionately to participant accounts.

WaterStone Bank 401(k) Plan. WaterStone Bank maintains the WaterStone Bank 401(k) Plan, a tax-qualified defined contribution retirement plan, for all WaterStone Bank employees, who have satisfied the 401(k) Plan's eligibility requirements, including Named Executive Officers. All eligible employees can begin participation in the 401(k) Plan on the first day of the month that coincides with or follows the date the employee attains age 18. A participant may contribute up to 90% of his or her compensation to the 401(k) Plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. A participant is 100% vested in his or her salary deferral contributions. In addition to salary deferral contributions, the 401(k) Plan provides that WaterStone Bank will make matching contributions on 20% of the first 5% of the participant's compensation that is contributed to the 401(k) Plan.

Waterstone Mortgage 401(k) Plan. Waterstone Mortgage Corporation maintains the Waterstone Mortgage 401(k) Plan, a tax-qualified defined contribution retirement plan, for all Waterstone Mortgage Corporation employees, including Named Executive Officers, who have satisfied the 401(k) Plan's eligibility requirements. All eligible employees can begin participation in the 401(k) Plan on the first day of the month that coincides with or follows the date the employee attains age 21 and completes 60 days of service. A participant may contribute up to 100% of his or her eligible compensation to the 401(k) Plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. A participant is 100% vested in his or her salary deferral contributions. In addition to salary deferral contributions, the 401(k) Plan provides that Waterstone Mortgage Corporation will make matching contributions on 50% of the first 6% of the participant's compensation that is contributed to the 401(k) Plan.

Perquisites. Perquisites comprise a small portion of our total compensation package. The main perquisites we provide are use of a company-owned vehicle or an automobile allowance for selected officers. Although these perquisites may involve personal use, we believe that they are reasonable and consistent with the overall compensation program to assist with attracting and retaining executive officers.

Executive Agreements. WaterStone Bank has entered into an executive employment agreements with Mr. McGuiness. For descriptions of the executive employment agreements, see the "Employment Agreements" section following the "Summary Compensation Table."

Compensation Committee Report

The Compensation Committee has reviewed and discussed the section of this Proxy Statement entitled "Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation Committee recommended to the board of directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement.


Compensation Committee:
Ellen S. Bartel
Patrick S. Lawton (Chair)
Stephen J. Schmidt
Derek L. Tyus


PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The compensation of our principal executive officer, principal financial officer and the four other most highly compensated executive officers of the Company ("Named Executive Officers") is described above in general and is shown in detail in the Executive Compensation and Compensation Discussion and Analysis sections. Shareholders are urged to read the Executive Compensation and Compensation Discussion and Analysis sections of this Proxy Statement, which discusses our compensation policies and procedures with respect to our Named Executive Officers.

In accordance with Section 14A of the Exchange Act, shareholders will be asked at the Annual Meeting to provide their support with respect to the compensation of our Named Executive Officers by voting on the following advisory, non-binding resolution:

RESOLVED, that the compensation paid to the "Named Executive Officers," as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to Item 402 Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the 2024 compensation tables and narrative discussion is hereby approved.

We will hold annual say-on-pay votes until the next shareholders vote regarding the frequency of say-on-pay votes, which we expect to occur at the 2026 annual meeting of shareholders.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the board of directors. Although non-binding, the board of directors and the Compensation Committee value constructive dialogue on executive compensation and other important governance topics with our shareholders and encourage all shareholders to vote their shares on this matter. The board of directors and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation.

Unless otherwise instructed, validly executed proxies will be voted "FOR" this resolution.

The board of directors unanimously recommends that you vote "<u>FOR</u>" the resolution set forth in Proposal 3.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table shows the compensation of our Named Executive Officers, including William F. Bruss, our principal executive officer, Mark R. Gerke, our principal financial officer, and the three other highest paid executive officers who received total compensation of more than $100,000 during the year ended December 31, 2024. The “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and “Options Awards” columns have been omitted since a Named Executive Officer did not earn any compensation during the listed years of a type required to be disclosed in this column during the years listed.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
William F. Bruss	2024	426,250	—	63,932	167,514	56,887	714,583
President, Chief Executive Officer (2024) Chief Operating Officer and General Counsel (2022-2023)	2023	387,500	40,000	58,121	140,738	68,232	654,591
of Waterstone Financial and WaterStone Bank	2022	376,000	—	56,405	82,720	74,315	629,440
Mark R. Gerke	2024	292,000	—	43,801	105,970	57,711	499,482
Chief Financial Officer of Waterstone Financial and	2023	265,000	30,000	39,826	89,207	63,067	457,100
WaterStone Bank	2022	257,500	—	38,627	51,500	70,443	448,070
Julie A. Glynn	2024	268,400	—	40,250	88,888	52,396	449,934
Senior Vice President and Director of Retail of	2023	244,000	29,000	36,590	81,983	58,030	420,603
WaterStone Bank	2022	236,900	—	35,537	35,535	66,847	403,819
Ryan J. Gordon	2024	256,850	—	38,525	93,214	58,028	446,617
Senior Vice President and Chief Credit Officer of	2023	235,500	28,000	35,020	78,455	62,711	409,686
WaterStone Bank	2022	226,600	—	33,983	45,320	74,068	407,971
Jeffrey R. McGuiness	2024	450,000	—	60,300	33,280	33,687	577,267
President of Waterstone Mortgage Corporation	2023	450,000	—	135,009	—	11,214	461,214
	2022	425,000	—	—	—	10,250	435,250

(1) Reflects the aggregate grant-date fair value of the stock awards granted during the years shown as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in the valuation of these awards are included in the "Stock Based Compensation" footnote to Waterstone Financial's audited financial statements for the years ended December 31, 2024, 2023, and 2022 included in our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission.

(2) A detailed breakdown of “All Other Compensation” for 2024 is provided in the table below.

All Other Compensation

Name and Principal Position	401(k) Match ($)	Employee Stock Ownership Plan ($)	Automobile Expense Allowance ($)(1)	Dividends on Vested Restricted Shares ($)	Total ($)
William F. Bruss	848	44,122	11,917	—	56,887
Mark R. Gerke	3,450	44,122	10,139	—	57,711
Julie A. Glynn	3,450	44,122	4,824	—	52,396
Ryan J. Gordon	3,450	44,122	10,456	—	58,028
Jeffrey R. McGuiness	10,151	—	—	23,536	33,687

(1) In lieu of an automobile allowance, Mr. McGuiness received compensation for travel expenses to/from Milwaukee, Wisconsin.

CEO Pay Ratio Disclosure

As required by applicable SEC rules, we are providing the following information about the relationship of the annual total compensation for our median employee to the annual total compensation of Mr. Bruss, our Chief Executive Officer during the fiscal year ending December 31, 2024. For 2024, our last completed year:

- The annual total compensation of our median employee, other than our Chief Executive Officer, was $66,761; and
- The annual total compensation of Mr. Bruss, our Chief Executive Officer, as reported in the Summary Compensation Table included elsewhere in this proxy statement was $714,583.

Based on this information, for 2024 the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was 10.7 to 1.

We completed the following steps to identify the median employee:
- As of December 31, 2024, our employee population consisted of approximately 600 employees, including any full-time, part-time, temporary, or seasonal employees employed on that date.
- To find the median of the annual total compensation of our employees (other than our CEO), we used wages from our payroll records as reported to the Internal Revenue Service on Form W-2 for fiscal 2023. In making this determination, we annualized compensation for full-time and part-time permanent employees who were employed on December 31, 2023, but did not work for us the entire year. No full-time equivalent adjustments were made for part-time employees.
- We identified our median employee using this compensation measure and methodology, which was consistently applied to all our employees included in the calculation.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from the Company's, is likely not comparable to the Company's SEC-required CEO pay ratio.

Pay Versus Performance Disclosure

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	PEO Summary Compensation Table Total (1)	PEO Compensation Actually Paid (1,2,3)	Average Non-PEO NEOs Summary Compensation Table Total (1)	Average Non-PEO NEOs Compensation Actually Paid (1,2,3)	Value of Initial Fixed $100 Investment (4) TSR	Value of Initial Fixed $100 Investment (4) Peer TSR ($)	Net Income ($ Thousands)	Return on Average Assets (5)
2024	$ 714,583	$ 673,173	$ 493,325	$ 479,591	$ 99.12	$ 132.60	$ 18,688	0.84%
2023	1,556,285	1,391,309	480,739	433,348	$ 86.90	$ 96.65	9,375	0.44%
2022	1,341,589	1,219,309	464,910	423,514	$ 84.24	$ 97.52	19,487	0.96%
2021	1,597,355	1,559,400	595,628	598,819	$ 123.92	$ 124.06	70,791	3.20%
2020	1,475,958	1,470,558	508,930	513,138	$ 107.24	$ 89.69	81,145	3.77%

1. William F. Bruss was our PEO for 2024, while Douglas S. Gordon was our PEO for 2023 and 2022. The individuals comprising the Non-PEO named executive officers for each year presented are listed below.

2022	2023	2024
William F. Bruss	William F. Bruss	Mark R. Gerke
Mark R. Gerke	Mark R. Gerke	Ryan J. Gordon
Ryan J. Gordon	Ryan J. Gordon	Julie A. Glynn
Julie A. Glynn	Julie A. Glynn	Jeffrey R. McGuiness
Jeffrey R. McGuiness	Jeffrey R. McGuiness	

2. The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.
3. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table.

Compensation for PEO	2024	2023	2022
Total compensation as reported in the Summary Compensation Table (SCT)	$ 714,583	$ 1,556,285	$ 1,341,589
Exclusion of change in in pension value	—	—	—
Exclusion of stock awards granted during the year	(63,932)	(131,236)	(131,250)
Pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the current year	—	—	—
Fair value of equity compensation granted in current year that remained unvested as of the last day of the year—value at end of year-end	22,522	—	—
Change in fair value for end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during current fiscal year	—	(33,740)	—
Change in fair value from end of prior fiscal year to end of current fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	—	—	8,970
Dividends or other earnings paid on stock or options awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—
Fair value of awards forfeited in current year determined at end of prior fiscal year	—	—	—
Compensation Actually Paid to CEO	$ 673,173	$ 1,391,309	$ 1,219,309

Compensation for Non-PEO NEOs	2024	2023	2022
Total compensation as reported in the Summary Compensation Table (SCT)	$ 493,325	$ 480,739	$ 464,910
Exclusion of change in in pension value	—	—	—
Exclusion of stock awards granted during the year	(45,719)	(33,911)	(32,910)
Pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the current year	—	—	—
Fair value of equity compensation granted in current year that remained unvested as of the last day of the year—value at end of year-end	10,795	—	—
Change in fair value for end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during current fiscal year	4,740	(9,144)	(2,072)
Change in fair value from end of prior fiscal year to end of current fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	16,450	(4,336)	(6,414)
Dividends or other earnings paid on stock or options awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—
Fair value of awards forfeited in current year determined at end of prior fiscal year	—	—	—
Compensation Actually Paid to Non-PEO NEOs	$ 479,591	$ 433,348	$ 423,514

4. The Peer Total Shareholder Return ("TSR") set forth in this table represents the cumulative TSR of the KBW NASDAQ Bank Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2020, through the end of the listed year in the Company and in the KBW NASDAQ Bank Index, respectively. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies, where applicable, included in the peer group.
5. We determined Return on Average Assets to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2024. This performance measure may not have been the most important financial performance measure for years 2023 and 2022 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between Compensation Actually Paid and Certain Financial Performance Measures

The following graph compares compensation actually paid ("CAP") to our PEO and the average compensation actually paid to our other NEOs to (i) our cumulative total shareholder return ("TSR"), and (ii) KBW NASDAQ Bank Index for the fiscal years ended December 31 2020, 2021, 2022, 2023 and 2024.



The following graph compares compensation actually paid ("CAP") to our PEO and the average compensation actually paid to our other NEOs to the Company's net income for the fiscal years ended December 31 2020, 2021, 2022, 2023, and 2024.



The following graph compares compensation actually paid ("CAP") to our PEO and the average compensation actually paid to our other NEOs to the Company's return on average assets for the fiscal years ended December 31 2020, 2021, 2022, 2023 and 2024.



Financial Performance Measures

As described in greater detail in the "Compensation Discussion & Analysis," our approach to executive compensation is designed to directly link pay to performance, recognize both corporate and individual performance, promote long-term stock ownership, attract, retain and motivate talented executives, and balance risk and reward while taking into consideration stakeholder feedback as well as market trends and practices. The most important financial measures used by the Company to link compensation actually paid (as defined by SEC rules) to the Company's Named Executive Officers for the most recently completed fiscal year to the Company's performance are:

- Return on Average Assets;
- Earnings Per Share; and
- Total Shareholder Return.

Analysis of the Information Presented in the Pay versus Performance Table

While we utilize several performance measures to align executive compensation with performance, all of those measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation that is actually paid (as defined by SEC rules) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic descriptions of the relationships between compensation actually paid and cumulative total shareholder return, net income and return on average assets.

Employment Agreements

Employment Agreement with Jeffrey R. McGuiness. Effective as of April 24, 2024, Waterstone Mortgage Corporation entered into an employment agreement with its President and Chief Executive Officer, Jeffrey McGuiness. The agreement has an initial term continuing through December 31, 2026. Under the agreement, Mr. McGuiness is entitled to a base salary in 2024 of $450,000 and participation in Company-wide group health/medical, vision and dental insurance plans and the Waterstone Mortgage Corporation 401(k) Plan. Mr. McGuiness is also entitled to annual cash-based performance bonus compensation beginning in 2024. Mr. McGuiness was granted 30,000 stock options in April of 2024 which shall vest in equal installments of 10,000 Stock Options on December 31 of each year of the Term.

Mr. McGuiness may terminate his employment for "good reason," which includes any material breach of the agreement by Waterstone Mortgage Corporation, including the failure, without "good cause" (as defined in the agreement), to pay the amounts due under the agreement on a timely basis. In the event the agreement is terminated for good reason or in the event Waterstone Mortgage Corporation terminates Mr. McGuiness's employment for any reason other than "good cause," Mr. McGuiness will be entitled to receive his earned but unpaid base salary as of the date of his termination with the Company, the vested benefits, if any, to which he is entitled as a former employee under the employee benefit plans and a payment equal to one year's base salary, subject to the terms of the agreement and shall accelerate or cause to be accelerated the vesting of the restricted stock award. In the event of Mr. McGuiness's death during the term of the agreement, the agreement will terminate with no payment of severance compensation to Mr. McGuiness's estate. Similarly, in the event of his termination by the Company for good cause, Mr. McGuiness will not be entitled to any severance compensation.

In the event of Mr. McGuiness's termination of employment, the agreement contains provisions which prevent him from soliciting business from customers of Waterstone Mortgage Corporation, withdrawing any customers' business, hiring any employees, consultants or personnel of Waterstone Mortgage Corporation, disclosing confidential information with Waterstone Mortgage Corporation for two years following termination of employment.

Grants of Plan-Based Awards

The following table sets forth for the year ended December 31, 2024 certain information as to grants of plan-based cash awards.

GRANTS OF PLAN-BASED NON-EQUITY AWARDS FOR THE YEAR ENDED DECEMBER 31, 2024				
		Estimated Future Payments Under Non-Equity Incentive Plan Awards		
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
William F. Bruss (1)	2/27/2024	106,563	170,500	234,438
Mark R. Gerke (1)	2/27/2024	73,000	109,500	146,000
Julie A. Glynn (1)	2/27/2024	67,100	100,650	134,200
Ryan J. Gordon (1)	2/27/2024	64,213	96,319	128,425

(1) See "Compensation Discussion and Analysis – Annual Incentive Plan" for actual awards made under the 2024 Annual Incentive Plan.
(2) See "Compensation Discussion and Analysis – Annual Incentive Plan – Waterstone Mortgage Corporation" for actual awards made under the 2024 Annual Incentive Plan.

The following table sets forth for the year ended December 31, 2024 certain information as to grants of plan-based equity awards.

GRANTS OF PLAN-BASED EQUITY AWARDS FOR THE YEAR ENDED DECEMBER 31, 2024					
		Estimated Future Payments Under Equity Incentive Plan Awards			
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock Awards ($)
William F. Bruss (1)	2/27/2024	1,693	3,386	5,078	63,932
Mark R. Gerke (1)	2/27/2024	1160	2,319	3,479	43,801
Julie A. Glynn (1)	2/27/2024	1066	2,132	3,197	40,250
Ryan J. Gordon (1)	2/27/2024	1020	2,040	3,060	38,525

(1) See "Compensation Discussion and Analysis – 2024 Long-Term Performance Based Equity Compensation Plan" for details regarding performance and time-based vesting requirements related to these awards.

Outstanding Equity Awards at Fiscal Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2024. Grants were made under our 2015 and 2020 Equity Incentive Plans.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2024						
	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
William F. Bruss	—	—	—	—	2,903 (2)	39,016
	—	—	—	—	3,628 (3)	48,760
	—	—	—	—	5,078 (4)	68,248
Mark R. Gerke	5,000	—	12.75	3/4/2025	1,988 (2)	26,719
	10,000	—	14.98	6/21/2026	2,486 (3)	33,412
					3,479 (4)	46,758
Julie A. Glynn	20,000	—	17.35	3/20/2028	1,829 (2)	24,582
	—	—	—	—	2,284 (3)	30,697
					3,197 (4)	42,968
Ryan J. Gordon	10,000	—	17.20	1/24/2028	1,749 (2)	23,507
	—	—	—	—	2,186 (3)	29,380
					3,060 (4)	41,126
Douglas S. Gordon	—	—	—	—	6,755 (2)	90,787
	—	—	—	—	8,192 (3)	110,100
Jeffrey R. McGuiness	10,000	20,000 (5)	11.55	4/23/2034	—	—

(1) Based on the $13.44 per share closing price of our common stock on December 31, 2024.
(2) Consists of restricted shares awarded on March 1, 2022. The restricted shares vest on March 3, 2025.
(3) Consists of restricted shares awarded on February 21, 2023. The restricted shares vest on February 21, 2026.
(4) Consists of restricted shares awarded on February 27, 2024. The restricted shares vest on February 27, 2027.
(5) Consists of stock options awarded on April 23, 2024. The options vest in increments of 33.3% each beginning December 31, 2024 and subsequently on December 31, 2025 and 2026.

Option Exercises and Stock Vested. During the year ended December 31, 2024, Mr. McGuiness acquired 7,132 shares of stock awards upon completion of a time-based vesting requirement. The shares vested on January 26, 2024. Based upon the $14.04 per share closing price of our common stock on that date, Mr. McGuiness realized a total value of $100,133.

Potential Payments Upon Termination or Change in Control

The following table sets forth estimates of the amounts that would become payable to our Named Executive Officers, under employment agreements and/or equity award agreements in the event of their termination of employment on December 31, 2024, under designated circumstances. The table does not include vested or accrued benefits under any tax-qualified benefit plans that do not discriminate in scope, terms or operation in favor of executive officers or equity awards or other benefits in which the executive is vested without regard to the change in control. The estimates shown are highly dependent on a variety of factors, including but not limited to the date of termination, interest rates, federal, state, and local tax rates, and compensation history. Actual payments due could vary substantially from the estimates shown. We consider each termination scenario listed below to be exclusive of all other scenarios and do not expect that any of our executive officers would be eligible to collect the benefits shown under more than one termination scenario. If a Named Executive Officer is terminated for “cause” as defined in the applicable agreement or award, we have no contractual payment or other obligations under the agreement.

26

	Mr. Bruss	Mr. Gerke	Ms. Glynn	Mr. R. Gordon	Mr. McGuiness
Discharge Without Cause or Resignation With Good Reason — no Change in Control					
Severance payment	$ —	$ —	$ —	$ —	$ 450,000(1)
Medical, dental and life insurance benefits	—	—	—	—	—
Acceleration of vesting of stock options	—	—	—	—	268,800
Acceleration of vesting of restricted stock	—	—	—	—	—(2)
Total	$ —	$ —	$ —	$ —	$ 570,303
Discharge Without Cause or Resignation With Good Reason — Change in Control Related					
Severance payment (lump sum)	$ —	$ —	$ —	$ —	$ 450,000(3)
Medical, dental and life insurance benefits	—	—	—	—	—
Acceleration of vesting of stock options	—	—	—	—	268,800
Acceleration of vesting of restricted stock	158,928(1)	95,539(1)	87,858(1)	84,045(1)	—(1)
Total	$ 139,471	$ 95,539	$ 87,858	$ 84,045	$ 573,740
Disability					
Severance/disability payment	$ —	$ —	$ —	$ —	$ —
Acceleration of vesting of stock option	—	—	—	—	268,800
Acceleration of vesting of restricted stock	40,817(2)	27,958(2)	25,729(2)	24,605(2)	—(1)
Total	$ 40,871	$ 27,958	$ 25,729	$ 24,605	$ 123,740
Death					
Salary continuation payment	$ —	$ —	$ —	$ —	$ —
Medical, dental and life insurance benefits	—	—	—	—	—
Acceleration of vesting of stock options	—	—	—	—	268,800
Acceleration of vesting of restricted stock	40,817(2)	27,958(2)	25,729(2)	24,605(2)	—(1)
Total	$ 40,817	$ 27,958	$ 25,729	$ 24,605	$ 123,740

(1) Value is based on the closing price of $13.28 on December 29, 2024 of Waterstone Financial common stock, including dividends declared to date with respect to those shares.

(2) Value is based on the closing price of $13.28 on December 29, 2024 of Waterstone Financial common stock, including dividends declared to date with respect to those shares. The number of shares assumed to have vested is based upon Company performance relative to target and/or months of service provided by the employee relative to the time-based vesting requirement.

(3) For Mr. McGuiness, the severance payment under his employment agreement is equal to one year's base salary to which he is entitled under his employment agreement over the remaining term of the agreement.

Director Compensation

Set forth below is summary compensation for each of our non-employee directors for the year ended December 31, 2024. Compensation includes an annual retainer as well as chairmanship and committee fees.

Director Name	Board Retainer and Meeting Fees earned or paid in cash ($)	Board Committee Fees earned or paid in cash ($)	Stock Awards ($) (1)	Total ($)
DIRECTOR COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2024				
Ellen S. Bartel	65,000	10,000	—	75,000
Nominating Committee Co-chairman				
Douglas S. Gordon	130,000	70,000	672,000	872,000
Michael L. Hansen	65,000	23,500	—	88,500
Audit Committee Chairman				
Patrick S. Lawton	65,000	32,500	—	97,500
Chairman of the Board				
Kristine A. Rappé	65,000	10,000	—	75,000
Executive Committee Chairman				
Stephen J. Schmidt	65,000	10,000	—	75,000
Nominating Committee Co-chairman				
Derek Tyus	65,000	10,000	—	75,000

(1) Reflects the aggregate grant-date fair value of the stock and option awards granted during the years shown as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in the valuation of these awards are included in the "Stock Based Compensation" footnote to Waterstone Financial's audited financial statements for the years ended December 31, 2024, 2023 and 2022 included in our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission.

As of December 31, 2024, Mr. Tyus had 3,864 unvested shares of restricted stock. Mr. Lawton had 37,500 vested but unexercised stock options. Ms. Rappé and Mr. Schmidt had 100,000 vested but unexercised stock options. Ms. Bartel had 25,000 vested but unexercised stock options. Mr. Hansen had 12,500 vested but unexercised stock options.


DELINQUENT SECTION 16(a) REPORTS


Under the federal securities laws, Waterstone Financial directors, its officers and any person holding more than 10% of the common stock are required to report their initial ownership of the common stock and any change in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and we are required to disclose in this Proxy Statement any failure to file such reports by these dates during the last year. We believe that all of our directors and executive officers complied with these filing requirements on a timely basis for the year ended December 31, 2024.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


None of the members of the Compensation Committee was an officer or employee of Waterstone Financial, WaterStone Bank or any subsidiary, nor did any of them have any other reportable interlock.


TRANSACTIONS WITH CERTAIN RELATED PERSONS


WaterStone Bank has had, and expects to continue to have, regular business dealings with its officers and directors, as well as their associates and the firms which they serve. Our historical policy has been that transactions with our directors and executive officers be on terms that are no more beneficial to the director or executive officer than we would provide to unaffiliated third parties. Under our policies and procedures, all of our transactions with officers and directors require review, approval or ratification by the board of directors. Directors and executive officers, and their associates, regularly deposit funds with WaterStone Bank. The deposits are made on the same terms and conditions which are offered to other depositors.

Except for loans to directors made in the ordinary course of business that were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to WaterStone Bank and for which management believes neither involve more than the normal risk of collection nor present other unfavorable features, since January 1, 2024, the beginning of our last fiscal year, we and our subsidiaries have not had any transaction or series of transactions, or business relationships, nor are any such transactions or relationships proposed, in which the amount involved exceeds $120,000 and in which our directors, executive officers or 5% or more shareholders have a direct or indirect material interest.

HUMAN CAPITAL RESOURCES

We believe in the value of teamwork and the power of diversity. We expect and encourage participation and collaboration, and understand that we need each other to be successful. We value accountability because it is essential to our success, and we accept our responsibility to hold ourselves accountable for meeting shareholder commitments and achieving high standards of performance. We encourage employees to contribute to their personal best while respecting the balance between work and personal life. To empower employees to reach their potential, we provide training and developmental programs, including traditional classroom training and coaching and experiential learning through initiatives beyond the scope of our employees' everyday responsibilities.

The Company's compensation programs are designed to align the compensation of each employee with Company and individual performance and provide the proper incentives to attract, retain and motivate employees to achieve high standards of performance.

Competitive Pay

- We provide employee wages that are competitive and consistent with employee positions, skill level, experience, knowledge and geographic location.
- We engage outside compensation and benefits consulting firms to provide benchmarking against our peers within the industry.
- Annual increases and incentive compensation are based upon merit, which is communicated to employees and documented through our talent management process as part of our annual review procedures.
- We align our employees interests and with that of shareholders through participation in our Employee Stock Ownership Plan, which is available to all Bank employees, upon reaching eligibility requirements.

Benefits

In addition to competitive pay, employees are offered a variety of competitive benefits including, but not limited to:

- Comprehensive medical, dental and vision programs.
- An employee assistance program, which offers ways to better balance work and personal commitments and reduce stress, including legal and financial services, child and elder care and nutrition and fitness.
- Training and development programs.
- Tuition reimbursement, which enables employees to further their formal education.
- Flexible and remote work options, which encourages employees to structure their schedules to best suit their personal situation.
- Short- and long-term disability salary continuation for medical disabilities.

SOCIAL AND ENVIRONMENTAL COMMITMENT

Management and the Board of Directors of Waterstone Financial, Inc. recognize that environmental and social matters impact WaterSone Bank's business, employees, customers, and stockholders. To that end, management continues to make a commitment to environmental and social initiatives.

Social Commitment
- WaterStone Bank employees volunteered over 850 hours for community organizations in 2024.
- Bank employees have leadership roles with over 40 community organizations.
- The WaterStone Bank Foundation awarded more than $785,000 in grants to more than 240 community organizations during 2024.

Environmental Awareness

We appreciate the communities we serve and share in the responsibility of minimizing environmental impacts that may be caused by the provision of our services. Our efforts in this regard include:

- Employing a low carbon business model seeks to promote responsibility to all stakeholders.
- Installing energy-efficient lighting and appliances in its premises.
- Committing to a hybrid work environment, resulting in reduced fuel consumption.
- Recycling paper, plastic, glass, and metal.
- Committing to produce printed materials with recycled paper.
- Committing to reduce consumption, including the utilization of electronic documents to reduce paper usage.
- Adopting technology that can reduce our carbon footprint, such as providing direct and remote deposit capabilities and promoting e-statement enrollment to decrease paper and ink use.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by the Secretary of Waterstone Financial, William F. Bruss, no later than December 12, 2025 in order to be considered for inclusion in next year's annual meeting proxy materials pursuant to Securities and Exchange Commission Rule 14a-8.

Our Bylaws provide an advance notice procedure for certain business, or nominations to the board of directors, to be brought before an annual meeting of shareholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, our Secretary must receive written notice not earlier than the 90th day nor later than the 80th day prior to date of the annual meeting; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the annual meeting is provided to shareholders, then, to be timely, notice by the stockholder must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on our books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

The notice with respect to director nominations must include (i) as to each individual whom the stockholder proposes to nominate for election as a director, (A) all information relating to such person that would indicate such person's qualification under Article 2, Section 12 of our Bylaws, including an affidavit that such person would not be disqualified under the provisions of Article 2, Section 12 of the Bylaws and (B) all other information relating to such individual that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation; and (ii) as to the stockholder giving the notice, (A) the name and address of such stockholder as they appear on our books and of the beneficial owner, if any, on whose behalf the nomination is made; (B) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (C) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (E) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor rule or regulation. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

The date on which the next Annual Meeting of Shareholders is expected to be held is May 19, 2026. Assuming the next Annual Meeting of Shareholders is held on May 19, 2026, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to us no earlier than February 18, 2026 and no later than March 1, 2026. If notice is received before February 18, 2026 or after March 1, 2025, it will be considered untimely, and we will not be required to present the matter at the shareholders meeting.

In order to solicit proxies in support of director nominees other than the Company's nominees for our 2026 Annual Meeting of Stockholders, a person must provide notice postmarked or transmitted electronically to our executive office, 11200 W. Plank Ct., Wauwatosa, Wisconsin 53226, www.wsbonline.com, no later than March 23, 2026. Any such notice and solicitation shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

By Order of the Board of Directors

William F. Bruss
Chief Executive Officer

Wauwatosa, Wisconsin
April 10, 2025

We will provide a copy of the Waterstone Financial Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2024 (without exhibits) without charge to any record or beneficial owner of our common stock on the written request of that person directed to: Mark R. Gerke, Chief Financial Officer, Waterstone Financial, Inc., 11200 W. Plank Ct., Wauwatosa, WI 53226. The 10-K provides a list of exhibits, which will be provided for a reasonable fee to reflect duplication and mailing costs; exhibits are also available through the Securities and Exchange Commission's website at www.sec.gov.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-36271

WATERSTONE FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	**90-1026709**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11200 W Plank Ct, Wauwatosa, Wisconsin	**53226**
(Address of principal executive offices)	(Zip Code)

(414) 761-1000
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	WSBF	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark whether the registrant is a well-known seasoned issuer (as defined in Rule 405 of the 1933 Act).   Yes   ☐   No   ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the 1934 Act. Yes   ☐   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes   ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller Reporting Company ☐
Emerging growth company ☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   Yes   ☐   No   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 under the Exchange Act).   Yes   ☐   No   ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the price at which the common equity was last sold on June 30, 2024 as reported by the NASDAQ Global Select Market®, was approximately $235.7 million.

As of February 21, 2025, 19,319,808 shares of the Registrant's Common Stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting of Shareholders on May 20, 2025	Part III

WATERSTONE FINANCIAL, INC.

FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

PART 1

Item 1. Business

Forward-Looking Statements

This Annual Report on Form 10-K may contain or incorporate by reference various forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and similar expressions and verbs in the future tense. These forward-looking statements include, but are not limited to:

- Statements of our goals, intentions and expectations;
- Statements regarding our business plans, prospects, growth and operating strategies;
- Statements regarding the quality of our loan and investment portfolio;
- Estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

- general economic conditions, either nationally or in our market area, including employment prospects, that are different than expected;
- competition among depository and other financial institutions, including with respect to overdraft fees;
- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues or reduce the fair value of financial instruments or reduce the origination levels in our lending business, or increase the level of defaults, losses or prepayments on loans we have made whether held in portfolio or sold in the secondary markets;
- adverse changes in the securities or secondary mortgage markets;
- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;
- changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
- our ability to manage market risk, credit risk and operational risk in the current economic conditions;
- our ability to enter new markets successfully and capitalize on growth opportunities;
- our ability to successfully integrate acquired entities;
- decreased demand for our products and services;
- changes in tax policies or assessment policies;
- changes in liquidity, including the size and composition of our deposit portfolio, and the percentage of uninsured deposits in the portfolio;
- changes in consumer demand, spending, borrowing and savings habits;
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;
- our ability to attract and retain key employees;
- cyber attacks, computer viruses and other technological risks that may breach the security of our websites or other systems to obtain unauthorized access to confidential information and destroy data or disable our systems;
- technological changes that may be more difficult or expensive than expected;
- the ability of third-party providers to perform their obligations to us;
- the effects of federal government shutdown;
- the effects of any national or international war, conflict, or act of terrorism;
- the ability of the U.S. Government to manage federal debt limits;
- the imposition of tariffs or other domestic or international governmental policies;
- significant increases in our loan losses;
- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;
- changes in our liquidity needs and access to wholesale funding; and
- our ability to access low-cost funding.

See also the factors regarding future operations discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" below.

Waterstone Financial, Inc.

Waterstone Financial, Inc., a Maryland corporation ("New Waterstone"), was organized in 2013. Upon completion of the mutual-to-stock conversion of Lamplighter Financial, MHC in 2014, New Waterstone became the holding company of WaterStone Bank SSB and succeeded to all of the business and operations of Waterstone Financial, Inc., a Federal corporation ("Waterstone-Federal") and each of Waterstone-Federal and Lamplighter Financial, MHC ceased to exist. In this report, we refer to WaterStone Bank SSB, our wholly owned subsidiary, both before and after the reorganization, as "WaterStone Bank" or the "Bank."

Waterstone Financial, Inc. and its subsidiaries, including WaterStone Bank, are referred to herein as the "Company," "Waterstone Financial," or "we."

The Company maintains a website at www.wsbonline.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and proxy materials as soon as is reasonably practical after the Company electronically files those materials with, or furnishes them to, the Securities and Exchange Commission. You may access those reports by following the links under "Investor Relations" at the Company's website. Information on this website is not and should not be considered a part of this document.

Waterstone Financial's executive offices are located at 11200 West Plank Court, Wauwatosa, Wisconsin 53226, and its telephone number at this address is (414) 761-1000.

BUSINESS OF WATERSTONE BANK

General

WaterStone Bank is a community bank that has served the banking needs of its customers since 1921. WaterStone Bank also has an active mortgage banking subsidiary, Waterstone Mortgage Corporation, which had 66 offices in 26 states as of December 31, 2024.

WaterStone Bank conducts its community banking business from 14 banking offices located in Milwaukee, Washington and Waukesha counties, Wisconsin. WaterStone Bank's principal lending activity is originating one- to four-family, multi-family residential, and commercial real estate loans for retention in its portfolio. At December 31, 2024, such loans comprised 30.71%, 44.12%, and 18.65%, respectively, of WaterStone Bank's loan portfolio. WaterStone Bank also offers home equity loans and lines of credit, construction and land loans, commercial business loans, and consumer loans. WaterStone Bank funds its loan production primarily with retail deposits, brokered deposits, and Federal Home Loan Bank advances. Our deposit offerings include certificates of deposit, money market savings accounts, transaction deposit accounts, noninterest bearing demand accounts and individual retirement accounts. Our investment securities portfolio is comprised principally of mortgage-backed securities, collateralized mortgage obligations, government-sponsored enterprise bonds, private-label enterprise bonds, municipal obligations, and other debt securities.

WaterStone Bank is subject to comprehensive regulation and examination by the Wisconsin Department of Financial Institutions (the "WDFI") and the Federal Deposit Insurance Corporation (the "FDIC").

WaterStone Bank's executive offices are located at 11200 West Plank Court, Wauwatosa, Wisconsin 53226, and its telephone number is (414) 761-1000. Its website address is www.wsbonline.com. Information on this website is not and should not be considered a part of this document.

WaterStone Bank's mortgage banking operations are conducted through its wholly-owned subsidiary, Waterstone Mortgage Corporation. Waterstone Mortgage Corporation originates single-family residential real estate loans for sale into the secondary market. Waterstone Mortgage Corporation utilizes lines of credit provided by WaterStone Bank as a primary source of funds, and also utilizes a line of credit with another financial institution as needed. On a consolidated basis, Waterstone Mortgage Corporation originated $2.13 billion in mortgage loans held for sale during the year ended December 31, 2024, which excludes the loans originated from Waterstone Mortgage Corporation and purchased by WaterStone Bank.

Subsidiary Activities

Waterstone Financial currently has one wholly-owned subsidiary, WaterStone Bank, which in turn has three wholly-owned subsidiaries. Wauwatosa Investments, Inc., which holds and manages our investment portfolio, is located and incorporated in Nevada. Waterstone Mortgage Corporation is a mortgage banking business incorporated in Wisconsin. Main Street Real Estate Holdings, LLC is a Wisconsin limited liability corporation and previously owned WaterStone Bank office facilities and held WaterStone Bank office facility leases.

Wauwatosa Investments, Inc. Established in 1998, Wauwatosa Investments, Inc. operates in Nevada as WaterStone Bank's investment subsidiary. This wholly-owned subsidiary owns and manages the majority of the consolidated investment portfolio. It has its own board of directors currently comprised of its President, the WaterStone Bank Chief Financial Officer, and the Chairman of Waterstone Financial's board of directors.

Waterstone Mortgage Corporation. Acquired in 2006, Waterstone Mortgage Corporation is a mortgage banking business with offices in 26 states. It has its own board of directors currently comprised of its President, its Chief Financial Officer, its Chief Operating Officer, the WaterStone Bank Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, and a member of the WaterStone Bank Board of Directors.

Main Street Real Estate Holdings, LLC. Established in 2002, Main Street Real Estate Holdings, LLC was established to acquire and hold WaterStone Bank office and retail facilities, both owned and leased. Main Street Real Estate Holdings, LLC currently conducts real estate broker activities limited to real estate owned.

Market Area

WaterStone Bank. WaterStone Bank's market area is broadly defined as the Milwaukee, Wisconsin metropolitan market, which is geographically located in the southeast corner of the state. WaterStone Bank's primary market area is Milwaukee and Waukesha counties and the five surrounding counties of Ozaukee, Washington, Jefferson, Walworth and Racine. We have nine branch offices in Milwaukee County, four branch offices in Waukesha County and one branch office in Washington County. At June 30, 2024 (the latest date for which information was publicly available), 42.5% of deposits in the State of Wisconsin were located in the seven-county Milwaukee metropolitan market and 36.4% of deposits in the State of Wisconsin were located in the three counties in which the Bank has a branch office.

WaterStone Bank's primary market area for deposits includes the communities in which we maintain our banking office locations. Our primary lending market area is broader than our primary deposit market area and includes all of the primary market area noted above but extends further west to the Madison, Wisconsin market and further north to the Appleton and Green Bay, Wisconsin markets.

Waterstone Mortgage Corporation. As of December 31, 2024, Waterstone Mortgage Corporation had nine offices in Florida, eight offices in New Mexico, six offices each in Virginia and Wisconsin, four offices each in Arizona, Oklahoma, and Texas, three offices in New Hampshire, two offices each in California, Idaho, Maryland, and Minnesota, and one office each in Colorado, Connecticut, Delaware, Iowa, Illinois, Kansas, Massachusetts, Michigan, Missouri, North Carolina, New Jersey, Rhode Island, South Carolina, and Tennessee.

Competition

WaterStone Bank. WaterStone Bank faces competition within our market area both in making real estate loans and attracting deposits. The Milwaukee-Waukesha metropolitan statistical area has a high concentration of financial institutions, including large commercial banks, community banks and credit unions. As of June 30, 2024, based on the FDIC annual Summary of Deposits Report, we had the 12th largest market share in our metropolitan statistical area out of 44 financial institutions, representing 1.7% of all deposits.

Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from money market funds, brokerage firms, and mutual funds. Some of our competitors offer products and services that we do not offer, such as trust services and private banking.

Our primary focus is to build and develop profitable consumer and commercial customer relationships while maintaining our role as a community bank.

Waterstone Mortgage Corporation. Waterstone Mortgage Corporation faces competition for originating loans both directly within the markets in which it operates and from entities that provide services throughout the United States through internet services. Waterstone Mortgage Corporation's competition comes principally from other mortgage banking firms, as well as from commercial banks, savings institutions and credit unions.

Lending Activities

The scope of the discussion included under "Lending Activities" is limited to lending operations related to loans originated for investment. A discussion of the lending activities related to loans originated for sale is included under "Mortgage Banking Activity."

Historically, our principal lending activity has been originating mortgage loans for the purchase or refinancing of residential and commercial real estate. Generally, we retain the loans that we originate, which we refer to as loans originated for investment. One- to four-family residential mortgage loans represented $516.1 million, or 30.7%, of our total loan portfolio at December 31, 2024. Multi-family residential mortgage loans represented $741.4 million, or 44.1%, of our total loan portfolio at December 31, 2024. Commercial real estate loans represented $313.5 million, or 18.7%, of our total loan portfolio at December 31, 2024. We also offer construction and land loans, home equity lines of credit and commercial loans. At December 31, 2024, commercial business loans, home equity loans, and construction and land loans totaled $34.1 million, $13.2 million and $61.4 million, respectively.

The largest exposure to one borrower or group of related borrowers was $51.0 million in the construction category. The borrower represented a total of 3.0% of the total loan portfolio as of December 31, 2024.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio in dollar amounts and as a percentage of the total portfolio at the dates indicated.

	At December 31,					
	2024		**2023**		**2022**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
	(Dollars in Thousands)					
Mortgage loans:						
Residential real estate:						
One- to four-family	$ 516,128	30.71%	$ 551,190	33.12%	$ 469,567	31.09%
Multi-family	741,428	44.12%	707,566	42.53%	677,981	44.90%
Home equity	13,188	0.78%	13,228	0.79%	11,455	0.76%
Construction and land	61,427	3.66%	53,371	3.21%	62,494	4.14%
Commercial real estate	313,494	18.65%	300,892	18.08%	262,973	17.41%
Commercial loans	34,086	2.03%	37,120	2.23%	24,934	1.65%
Consumer	825	0.05%	848	0.04%	774	0.05%
Total	1,680,576	100.00%	1,664,215	100.00%	1,510,178	100.00%
Allowance for credit losses ("ACL") - loans	(18,247)		(18,549)		(17,757)	
Loans, net	$ 1,662,329		$ 1,645,666		$ 1,492,421	

Loan Portfolio Maturities and Yields. The following table summarizes the final maturities of our loan portfolio at December 31, 2024. Maturities are based upon the final contractual payment dates and do not reflect the impact of prepayments and scheduled monthly payments that will occur.

Maturity period as of December 31, 2024	One- to four-family		Multi family		Home Equity		Construction and Land	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)							
One year or less	$ 16,426	5.80%	$ 40,197	4.03%	$ 966	7.66%	$ 748	6.55%
More than one year through five years	59,435	6.14%	553,341	5.12%	5,698	7.51%	56,354	6.71%
More than five years through 15 years	53,448	6.54%	146,527	5.52%	4,886	7.33%	4,325	4.81%
More than 15 years	386,819	5.50%	1,363	7.26%	1,638	4.15%	-	-
Total	$ 516,128	5.69%	$ 741,428	5.14%	$ 13,188	7.04%	$ 61,427	6.57%

Maturity period as of December 31, 2024	Commercial Real Estate		Commercial Business		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)							
One year or less	$ 35,397	5.24%	$ 7,269	7.42%	$ 825	16.17%	$ 101,828	5.13%
More than one year through five years	230,227	5.49%	20,106	5.60%	-	-	925,161	5.40%
More than five years through 15 years	47,870	5.79%	6,711	6.15%	-	-	263,767	5.81%
More than 15 years	-	-	-	-	-	-	389,820	5.50%
Total	$ 313,494	5.51%	$ 34,086	6.09%	$ 825	16.17%	$ 1,680,576	5.47%

The following table sets forth the scheduled repayments of fixed and adjustable rate loans at December 31, 2024 that are contractually due after December 31, 2025.

	Due After December 31, 2025		
	Fixed	Adjustable	Total
	(In Thousands)		
Mortgage loans:			
Residential real estate:			
One- to four-family	$ 44,773	$ 454,929	$ 499,702
Multi-family	471,308	229,923	701,231
Home equity	1,202	11,020	12,222
Construction and land	13,453	47,226	60,679
Commercial real estate	193,287	84,810	278,097
Commercial loans	25,308	1,509	26,817
Consumer	-	-	-
Total	$ 749,331	$ 829,417	$ 1,578,748

One- to Four-Family Residential Mortgage Loans. One- to four-family residential mortgage loans totaled $516.1 million, or 30.7% of total loans at December 31, 2024. Our one- to four-family residential mortgage loans have fixed or adjustable rates. Our single family adjustable-rate mortgage loans generally provide for maximum annual rate adjustments of 200 basis points, with a lifetime maximum adjustment of 500 basis points. Our adjustable-rate mortgage loans typically amortize over terms of up to 30 years, and are indexed to the 12-month SOFR rate. Single family adjustable rate mortgage loans are originated at both our community banking segment and our mortgage banking segment. We do not offer and have never offered residential mortgage loans specifically designed for borrowers with sub-prime credit scores, including Alt-A and negative amortization loans.

Adjustable rate mortgage loans can decrease the interest rate risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the loan payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable rate mortgage loans in decreasing the risk associated with changes in interest rates may be limited during periods of rapidly rising interest rates. Moreover, during periods of rapidly declining interest rates the interest income received from the adjustable rate loans can be significantly reduced, thereby adversely affecting interest income.

All residential mortgage loans that we originate include "due-on-sale" clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise transfers the real property subject to the mortgage and the loan is not repaid. We also require homeowner's insurance and where circumstances warrant, flood insurance, on properties securing real estate loans. The average one- to four-family first mortgage loan balance was approximately $302,000 on December 31, 2024, and the largest outstanding balance on that date was $5.7 million, which is a consolidation loan that is collateralized by 80 single family properties. A total of 31% of our one- to four-family loans are collateralized by properties in the state of Wisconsin.

Multi-family Real Estate Loans. Multi-family loans totaled $741.4 million, or 44.1% of total loans at December 31, 2024. These loans are generally secured by properties located in our primary market area. Our multi-family real estate underwriting policies generally provide that such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided the loan complies with our current loans-to-one borrower limit. Multi-family real estate loans are offered with interest rates that are fixed for periods of up to five years or are variable and either adjust based on a market index or at our discretion. Contractual maturities do not exceed 10 years while principal and interest payments are typically based on a 30-year amortization period. In reaching a decision whether to make a multi-family real estate loan, we consider gross revenues and the net operating income of the property, the borrower's expertise and credit history, global cash flows, and the appraised value of the underlying property. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before interest, income taxes, depreciation and amortization divided by interest expense and current maturities of long term debt) of at least 1.15 times. Generally, multi-family loans made to corporations, partnerships and other business entities require personal guarantees from the principals and by the owners of 20% or more of the borrower.

A multi-family borrower's financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We generally require borrowers with aggregate outstanding balances exceeding $1.0 million to provide updated financial statements and federal tax returns annually. These requirements also apply to most guarantors on these loans. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The average outstanding multi-family mortgage loan balance was approximately $1.6 million on December 31, 2024, with the largest outstanding balance at $13.9 million.

Loans secured by multi-family real estate generally involve larger principal amounts than owner-occupied, one- to four-family residential mortgage loans. Because payments on loans secured by multi-family properties often depend on the successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Home Equity Loans and Lines of Credit. We also offer home equity loans and home equity lines of credit, both of which are secured by owner-occupied and non-owner occupied one- to four-family residences. At December 31, 2024, outstanding home equity loans and equity lines of credit totaled $13.2 million, or 0.8% of total loans outstanding. At December 31, 2024, the unadvanced portion of home equity lines of credit totaled $11.5 million. The average outstanding home equity loan balance was approximately $55,000 at December 31, 2024, with the largest outstanding balance at that date of $690,000.

Construction and Land Loans. We originate construction loans for the acquisition of land and the construction of single-family residences, multi-family residences, and commercial real estate buildings. At December 31, 2024, construction and land loans totaled $61.4 million, or 3.7% of total loans. A total of $72.8 million had yet to be advanced as of December 31, 2024.

Our construction mortgage loans generally provide for the payment of interest only during the construction phase, which is typically up to nine months for single-family residences although our policy is to consider construction periods as long as three years for multi-family residences and commercial buildings. At the end of the construction phase, the construction loan converts to a longer-term mortgage loan upon stabilization. Construction loans can be made with a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance if the owner-occupied residential loan balance exceeds 80% of the lesser of the appraised value or acquisition cost of the secured property. The average outstanding construction loan balance totaled approximately $4.2 million on December 31, 2024, with the largest outstanding balance at $12.8 million. The average outstanding land loan balance was approximately $181,000 on December 31, 2024, and the largest outstanding balance on that date was $513,000.

Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value is inaccurate, we may be confronted with a project, when completed, with a value that is insufficient to ensure full repayment of the loan.

Commercial Real Estate Loans. Commercial real estate loans totaled $313.5 million at December 31, 2024, or 18.7% of total loans, and are made up of loans secured by office and retail buildings, industrial buildings, churches, restaurants, other retail properties and mixed use properties. These loans are generally secured by property located in our primary market area. Our commercial real estate underwriting policies provide that such real estate loans may be made in amounts of up to 80% of the appraised value of the property. Commercial real estate loans are offered with interest rates that are fixed up to five years or are variable and either adjust based on a market index or at our discretion. Contractual maturities do not exceed 10 years while principal and interest payments are typically based on a 20 to 25-year amortization period. In reaching a decision whether to make a commercial real estate loan, we consider gross revenues and the net operating income of the property, the borrower's expertise and credit history, business and global cash flow, and the appraised value of the underlying property. In addition, we will also consider the terms and conditions of the leases and the credit quality of the tenants, if applicable. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before interest, income taxes, depreciation and amortization divided by interest expense and current maturities of long term debt) of at least 1.15 times. Environmental surveys are required for commercial real estate loans when environmental risks are identified. Generally, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals and by the owners of 20% or more of the borrower.

A commercial real estate borrower's financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We generally require borrowers with aggregate outstanding balances exceeding $1.0 million to provide annual updated financial statements and federal tax returns. These requirements also apply to all guarantors on these loans. We also require borrowers to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The average commercial real estate loan in our portfolio at December 31, 2024 was approximately $1.1 million, and the largest outstanding balance at that date was $11.6 million.

Commercial Loans. Commercial loans totaled $34.1 million at December 31, 2024, or 2.0% of total loans, and are made up of loans secured by accounts receivable, inventory, equipment and real estate.

At December 31, 2024, the unadvanced portion of working capital lines of credit totaled $15.1 million. Outstanding balances fluctuate up to the maximum commitment amount based on fluctuations in the balance of the underlying collateral. Personal property loans secured by equipment are considered commercial business loans and are generally made for terms of up to 84 months and for up to 80% of the value of the underlying collateral. Interest rates on equipment loans may be either fixed or variable. Commercial business loans are generally variable rate loans with initial fixed rate periods of up to five years.

A commercial business borrower's financial information is monitored on an ongoing basis by requiring periodic financial statement updates, usually quarterly, payment history reviews and periodic face-to-face meetings with the borrower. The average outstanding commercial loan at December 31, 2024 was $467,000 and the largest outstanding balance on that date was $8.1 million.

Origination and Servicing of Loans. All loans originated for investment are underwritten pursuant to internally developed policies and procedures. While we generally underwrite owner-occupied residential mortgage loans to Freddie Mac and Fannie Mae standards.

Exclusive of our mortgage banking operations, we retain in our portfolio all of the loans that we originate. At December 31, 2024, WaterStone Bank was not servicing any loan it originated and subsequently sold to unrelated third parties. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

Loan Approval Procedures and Authority. WaterStone Bank's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by WaterStone Bank's board of directors. The loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan, if applicable. To assess the borrower's ability to repay, we review the employment and credit history and information on the historical and projected income and expenses of borrowers. Loan officers, with concurrence from independent credit officers and underwriters, are authorized to approve and close any loan that qualifies under WaterStone Bank underwriting guidelines within the following lending limits:

- Any secured mortgage loan up to $500,000 for a borrower with total outstanding loans from us of less than $1.0 million that is independently underwritten can be approved by the Chief Credit Officer or select lending personnel.

- Any secured mortgage loan up to $1.0 million can be approved by any of the two the Chief Executive Officer, Chief Credit Officer, or select lending personnel.

- Any secured mortgage loan ranging from $500,001 to $3.0 million or any new loan to a borrower with outstanding loans from us exceeding $1.0 million must be approved by the Officer Loan Committee.

- Any non-real estate loan up to $500,000 for a borrower with total outstanding loans from us of less than $500,000 that is independently underwritten can be approved by the Chief Executive Officer or Chief Credit Officer.

- Any non-real estate loan ranging from $500,001 to $3.0 million or any new non-real estate loan to a borrower with outstanding loans exceeding $500,000 must be approved by the Officer Loan Committee.

- Any new loan over $3.0 million must be approved by the Officer Loan Committee and the board of directors prior to closing. Any new loan to a borrower with outstanding loans from us exceeding $10.0 million must be reviewed by the board of directors.

Asset Quality

When a loan becomes more than 30 days delinquent, WaterStone Bank sends a letter advising the borrower of the delinquency. The borrower is given a specific date by which delinquent payments must be made or by which they must contact WaterStone Bank to make arrangements to bring the loan current over a longer period of time. If the borrower fails to bring the loan current within the specified time period or to make arrangements to cure the delinquency over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are considered.

All loans are reviewed on a regular basis for payment performance, and loans are placed on non-accrual status when they become 90 or more days delinquent. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received when collection of the remaining principal balance is reasonably assured.

Non-Performing Assets. Non-performing assets consist of non-accrual loans and other real estate owned. Loans are generally placed on non-accrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectability of principal or interest on loans, management may place such loans on non-accrual status immediately, rather than waiting until the loan becomes 90 days past due. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest on such loans is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

The table below sets forth the amounts and categories of our non-accrual loans and real estate owned at the dates indicated.

| | At December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(Dollars in Thousands)					
Non-accrual loans:						
Residential						
One- to four-family	$	5,515	$	4,503	$	4,209
Multi family		-		-		-
Home equity		150		90		98
Construction and land		-		-		-
Commercial real estate		-		215		-
Commercial		-		-		-
Consumer		-		-		-
Total non-accrual loans		5,665		4,808		4,307
Real estate owned						
One- to four-family		370		109		-
Multi family		-		-		-
Construction and land		135		145		145
Commercial real estate		-		-		-
Total real estate owned		505		254		145
Total nonperforming assets	$	6,170	$	5,062	$	4,452
Total non-accrual loans to total loans, net		0.34%		0.29%		0.29%
Total non-accrual loans to total assets		0.26%		0.22%		0.21%
Total nonperforming assets to total assets		0.28%		0.23%		0.22%

All loans that meet or exceed 90 days with respect to past due principal and interest are recognized as non-accrual. Financing receivables whose borrowers are experiencing financial difficulty which are still on non-accrual status either due to being past due 90 days or greater, or which have not yet performed under the modified terms for a reasonable period of time, are included in the table above. In addition, loans which are past due less than 90 days are evaluated to determine the likelihood of collectability given other credit risk factors such as early stage delinquency, the nature of the collateral or the results of a borrower fiscal review. When the collection of all contractual principal and interest is determined to be unlikely, the loan is moved to non-accrual status and an updated appraisal of the underlying collateral is ordered. This process generally takes place between 60 and 90 days past contractual due dates. Upon determining the updated estimated value of the collateral, a loan loss provision is recorded to establish a specific reserve to the extent that the outstanding principal balance exceeds the updated estimated net realizable value of the collateral, which includes estimated costs of selling. When a loan is determined to be uncollectible, generally coinciding with the initiation of foreclosure action, the specific reserve is reviewed for adequacy, adjusted if necessary, and charged-off.

The following table sets forth activity in our non-accrual loans for the years indicated.

| | At and for the Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(Dollars in Thousands)					
Balance at beginning of period	$	4,808	$	4,307	$	5,574
Additions		3,403		3,209		3,306
Transfers to real estate owned		(370)		(226)		-
Charge-offs		-		-		-
Returned to accrual status		(842)		(854)		(1,394)
Principal paydowns and other		(1,334)		(1,628)		(3,179)
Balance at end of period	$	5,665	$	4,808	$	4,307

Total non-accrual loans increased by $857,000 to $5.7 million as of December 31, 2024 compared to $4.8 million as of December 31, 2023. The ratio of non-accrual loans to total loans receivable was 0.34% at December 31, 2024 compared to 0.29% at December 31, 2023. During the year ended December 31, 2024, $370,000 of loans were transferred to real estate owned, no loans were charged off, $1.3 million in principal payments were received and $842,000 in loans were returned to accrual status. Offsetting this activity, $3.4 million in loans were placed on non-accrual status during the year ended December 31, 2024.

Of the $5.7 million in total non-accrual loans as of December 31, 2024, $3.5 million in loans have been specifically reviewed to assess whether a specific valuation allowance is necessary. A specific valuation allowance is established for an amount equal to the impairment when the carrying value of the loan exceeds the present value of expected future cash flows, discounted at the loan's original effective interest rate or the fair value of the underlying collateral with an adjustment made for costs to dispose of the asset. Based upon these specific reviews, no charge-offs have been recorded over the life of these loans as of December 31, 2024. Partially charged-off loans measured for impairment based upon net realizable collateral value are maintained in a "non-performing" status. There were no specific reserves as of December 31, 2024. The remaining $2.2 million of non-accrual loans were reviewed on an aggregate basis as of December 31, 2024.

The outstanding principal balance of our five largest non-accrual loans as of December 31, 2024 totaled $2.6 million, which represents 45.9% of total non-accrual loans as of that date. These five loans did not have any charge-offs or require any specific valuation allowances as of December 31, 2024.

Interest payments received are treated as interest income on a cash basis as long as the remaining book value of the loan (i.e., after charge-off of all identified losses) is deemed to be fully collectible. If the remaining book value is not deemed to be fully collectible, all payments received are applied to unpaid principal. Determination as to the ultimate collectability of the remaining book value is supported by an updated credit department evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's sustained historical repayment performance and other relevant factors.

There were no accruing loans past due 90 days or more during the years ended December 31, 2024 or December 31, 2023.

Financial receivables whose borrowers are experiencing financial difficulty. The following table summarizes financial receivables whose borrowers are experiencing financial difficulty by the Company's internal risk rating.

	December 31,		
	2024	2023	2022
	(Dollars in Thousands)		
Financing receivables whose borrowers are experiencing financial difficulty			
Substandard	$ -	$ 543	$ 936
Watch	-	-	-
Total financing receivables whose borrowers are experiencing financial difficulty	$ -	$ 543	$ 936

There were no financial receivables whose borrowers are experiencing financial difficulty at December 31, 2024, compared to $543,000 at December 31, 2023. All financial receivables whose borrowers are experiencing financial difficulty are considered to be impaired and are risk rated as either substandard or watch and are included in the internal risk rating tables disclosed in the notes to the consolidated financial statements. Specific reserves have been established to the extent that the collateral-based impairment analyses indicate that a collateral shortfall exists or to the extent that a discounted cash flow analysis results in an impairment.

Information with respect to the accrual status of our financial receivables whose borrowers are experiencing financial difficulty is provided in the following table.

	At December 31,			
	2024		2023	
	Accruing	Non-accruing	Accruing	Non-accruing
	(In Thousands)			
One- to four-family	$ -	$ -	$ -	$ 543
	$ -	$ -	$ -	$ 543

Interest payments received on non-accrual financing receivables whose borrowers are experiencing financial difficulty are treated as interest income on a cash basis as long as the remaining book value of the loan (i.e., after charge-off of all identified losses) is deemed to be fully collectible. If the remaining book value is not deemed to be fully collectible, all payments received are applied to unpaid principal. Determination as to the ultimate collectability of the remaining book value is supported by an updated credit department evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's sustained historical repayment performance and other relevant factors.

If a restructured loan is current in all respects and a minimum of six consecutive restructured payments have been received, it can be considered for return to accrual status. After a restructured loan that is current in all respects reverts to contractual/market terms and if a credit department review indicates no evidence of elevated market risk, the loan is removed from the financing receivables whose borrowers are experiencing financial difficulty classification. The restructured loan will be classified as a financial receivables whose borrowers are experiencing financial difficulty for at least the calendar year after the modification even after returning to a contractual/market rate and accrual status.

Loan Delinquency. The following table summarizes loan delinquency in total dollars and as a percentage of the total loan portfolio:

	At December 31,	
	2024	2023
	(Dollars in Thousands)	
Loans past due less than 90 days	$ 11,137	$ 6,817
Loans past due 90 days or more	3,985	4,433
Total loans past due	$ 15,122	$ 11,250
Total loans past due to total loans receivable	0.90%	0.68%

Past due loans increased by $3.9 million, or 34.4%, to $15.1 million at December 31, 2024 from $11.3 million at December 31, 2023. Loans past due less than 90 days increased by $4.3 million during the year ended December 31, 2024. The increase was primarily due to an increase in delinquent one- to four-family loans during the year ended December 31, 2024. Loans past due 90 days or more decreased $448,000. The decrease in loans past due 90 days or more was primarily due to a decrease in one-to four-family loans receivable during the year ended December 31, 2024.

Potential Problem Loans. We define potential problem loans as substandard loans which are still accruing interest. We do not necessarily expect to realize losses on potential problem loans, but we recognize potential problem loans carry a higher probability of default and require additional attention by management. The aggregate principal amounts of potential problem loans as of December 31, 2024 and 2023 were $13.3 million and $6.8 million, respectively. Management believes it has established an adequate allowance for probable loan losses as appropriate under generally accepted accounting principles.

Real Estate Owned. Total real estate owned was $505,000 at December 31, 2024, and $254,000 at December 31, 2023. During the years ended December 31, 2024 and December 31, 2023, there was no significant activity.

New appraisals received on real estate owned and collateral dependent impaired loans are based upon an "as is value" assumption. During the period of time in which we are awaiting receipt of an updated appraisal, loans evaluated for impairment based upon collateral value are measured by the following:

● Applying an updated adjustment factor to an existing appraisal;

● Confirming that the physical condition of the real estate has not significantly changed since the last valuation date;

● Comparing the estimated current value of the collateral to that of updated sales values experienced on similar collateral;

● Comparing the estimated current value of the collateral to that of updated values seen on current appraisals of similar collateral; and

● Comparing the estimated current value to that of updated listed sales prices on our real estate owned and that of similar properties (not owned by the Company).

We owned two properties at December 31, 2024 and three properties at December 31, 2023. Habitable real estate owned is managed with the intent of attracting a lessee to generate revenue. Foreclosed properties are transferred to real estate owned at estimated net realizable value (which includes costs to sell the property), with charge-offs, if any, charged to the allowance for loan losses upon transfer to real estate owned. The fair value is primarily based upon updated appraisals in addition to an analysis of current real estate market conditions.

Allowance for Credit Losses

The following table sets forth activity in our allowance for credit losses - loans for the years indicated.

	At or for the Year Ended December 31,					
	2024		**2023**		**2022**	
	(Dollars in Thousands)					
Balance at beginning of period	$	18,549	$	17,757	$	15,778
Adoption of CECL (1)		-		-		430
Provision (credit) for credit losses - loans		(342)		927		1,030
Charge-offs:						
Mortgage						
One- to four-family		3		168		304
Multi family		-		-		-
Home Equity		-		-		-
Commercial real estate		1		-		-
Construction and land		-		-		-
Consumer		84		37		16
Commercial		-		-		-
Total charge-offs		88		205		320
Recoveries:						
Mortgage						
One- to four-family		111		52		78
Multi family		10		8		727
Home Equity		-		4		18
Commercial real estate		4		3		13
Construction and land		3		3		3
Consumer		-		-		-
Commercial		-		-		-
Total recoveries		128		70		839
Net charge-offs (recoveries)		(40)		135		(519)
Allowance at end of period	$	18,247	$	18,549	$	17,757
Ratios:						
Allowance for credit losses to non-accrual loans at end of period		322.10%		385.79%		412.28%
Allowance for credit losses to loans receivable at end of period		1.09%		1.11%		1.18%
Net charge-offs (recoveries) to average loans:						
Mortgage						
One- to four-family		(0.02%)		0.02%		0.06%
Multi family		(0.00%)		(0.00%)		(0.12%)
Home Equity		0.00%		(0.03%)		(0.16%)
Construction and land		(0.01%)		(0.01%)		0.00%
Commercial real estate		0.00%		0.00%		(0.01%)
Consumer		10.04%		4.56%		2.12%
Commercial		0.00%		0.00%		0.00%
Net charge-offs (recoveries) to average loans outstanding		(0.00%)		0.01%		(0.04%)

(1) The Company adopted ASU 2016-13 as of January 1, 2022.

The allowance for credit losses - loans decreased $302,000 to $18.2 million at December 31, 2024 from $18.5 million at December 31, 2023. During the year ended December 31, 2024, there was a $342,000 provision for credit losses. Additionally, net recoveries totaled $40,000 for the year ended December 31, 2024.

We had net recoveries of $40,000, or less than 0.01% of average loans annualized, for the year ended December 31, 2024, compared to net charge-offs of $135,000 or 0.01% of average loans annualized, for the year ended December 31, 2023. Of the $40,000 in net recoveries during the year ended December 31, 2024, the majority of the activity related to loans secured by one-to four-family loan categories.

Our underwriting policies and procedures emphasize that credit decisions must rely on both the credit quality of the borrower and the estimated value of the underlying collateral. Credit quality is assured only when the estimated value of the collateral is objectively determined and is not subject to significant fluctuation.

The allowance for credit losses - loans has been determined in accordance with GAAP. We are responsible for the timely and periodic determination of the amount of the allowance required. Any future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions and other relevant factors.

Allocation of Allowance for Credit Losses - Loans. The following table sets forth the allowance for credit losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

| | At December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
	Allowance for Credit Losses - Loans	% of Loans in Category to Total Loans	% of Allowance in Category to Total Allowance	Allowance for Credit Losses - Loans	% of Loans in Category to Total Loans	% of Allowance in Category to Total Allowance	Allowance for Credit Losses - Loans	% of Loans in Category to Total Loans	% of Allowance in Category to Total Allowance
	(Dollars in Thousands)								
Real estate:									
Residential									
One- to four-family	$ 5,286	30.71%	28.97%	$ 6,886	33.12%	37.12%	$ 4,743	31.09%	26.71%
Multi family	7,079	44.12%	38.80%	7,318	42.53%	39.45%	7,975	44.90%	44.91%
Home equity	212	0.78%	1.16%	211	0.79%	1.14%	174	0.76%	0.98%
Construction and land	1,205	3.66%	6.60%	983	3.21%	5.30%	1,352	4.14%	7.61%
Commercial real estate	3,920	18.65%	21.48%	2,561	18.08%	13.81%	3,199	17.41%	18.02%
Commercial	466	2.03%	2.55%	534	2.23%	2.88%	267	1.65%	1.50%
Consumer	79	0.05%	0.43%	56	0.04%	0.30%	47	0.05%	0.26%
Total allowance for credit losses - loans	$ 18,247	100.00%	100.00%	$ 18,549	100.00%	100.00%	$ 17,757	100.00%	100.00%

Our underwriting policies and procedures emphasize that credit decisions must rely on both the credit quality of the borrower and the estimated value of the underlying collateral. Credit quality is assured only when the estimated value of the collateral is objectively determined and is not subject to significant fluctuation.

The establishment of the amount of the credit loss allowance inherently involves judgments by management as to the appropriateness of the allowance, which ultimately may or may not be correct. Higher than anticipated rates of loan default would likely result in a need to increase provisions in future years.

At December 31, 2024, the allowance for credit losses - loans was $18.2 million, compared to $18.5 million at December 31, 2023. As of December 31, 2024, the allowance for credit losses to total loans receivable was 1.09% and 322.10% of non-performing loans, compared to 1.11%, and 385.79%, respectively at December 31, 2023. The decrease in the allowance for credit losses during the year ended December 31, 2024 reflects the decrease in historical losses used in the calculation and certain qualitative factors. The overall decrease was related primarily to the one- to four-family category. See Note 3 of the notes to the consolidated financial statements for further discussion on the allowance for credit losses - loans.

Mortgage Banking Activity

In addition to the lending activities previously discussed, we also originate single-family residential mortgage loans for sale in the secondary market through Waterstone Mortgage Corporation. Waterstone Mortgage Corporation originated, including loans sold to WaterStone Bank, $2.15 billion in mortgage loans held for sale during the year ended December 31, 2024, which was a volume increase of $26.6 million, or 1.3%, from the $2.12 billion originated during the year ended December 31, 2023. The increase in loan production volume was driven by a $109.4 million, or 128.5%, increase in refinance products due to a decrease in mortgage rates at times throughout the year. Mortgage purchase products decreased $82.8 million, or 4.1% as housing inventory remained low. Total mortgage banking noninterest income increased $5.8 million, or 7.4%, to $84.3 million during the year ended December 31, 2024 compared to $78.5 million during the year ended December 31, 2023. The increase in mortgage banking noninterest income was related to a 1.3% increase in volume and a 0.2% increase in gross margin on loans originated and sold for the year ended December 31, 2024 compared to December 31, 2023. Gross margin on those loans originated and sold is the ratio of mortgage banking income (excluding the change in interest rate lock fair value) divided by total loan originations. We sell loans on both a servicing-released and a servicing retained basis. Waterstone Mortgage Corporation has contracted with a third party to service the loans for which we retain servicing.

Our gross margin can be affected by the mix of both loan type (conventional loans versus governmental) and loan purpose (purchase versus refinance). Conventional loans include loans that conform to Fannie Mae and Freddie Mac standards, whereas governmental loans are those loans guaranteed by the federal government, such as a Federal Housing Authority or U.S. Department of Agriculture loan. Loans originated for the purchase of a residential property, which generally yield a higher margin than loans originated for refinancing existing loans, comprised 88.9% of total originations during the year ended December 31, 2024, compared to 96.0% of total originations during the year ended December 31, 2023. The mix of loan type trended towards more conventional loans and less government loans comprising 63.8% and 36.2% of all loan originations, respectively, during the year ended December 31, 2024, compared to 59.0% and 41.0% of all loan originations, respectively, during the year ended December 31, 2023.

Investment Activities

Wauwatosa Investments, Inc. is WaterStone Bank's investment subsidiary headquartered in the State of Nevada. Wauwatosa Investments, Inc. manages the back office function for WaterStone Bank's investment portfolio. Our Chief Financial Officer and Treasury Officer are responsible for executing purchases and sales in accordance with our investment policy and monitoring the investment activities of Wauwatosa Investments, Inc. The investment policy is reviewed annually by management and changes to the policy are recommended to and subject to the approval of WaterStone Bank's board of directors. Authority to make investments under the approved investment policy guidelines is delegated by the board to designated employees. While general investment strategies are developed and authorized by management, the execution of specific actions rests with the Chief Financial Officer and Treasury Officer who may act jointly in performing security trades. The Chief Financial Officer and Treasury Officer are responsible for ensuring that the guidelines and requirements included in the investment policy are followed and that all securities are considered prudent for investment. The Chief Financial Officer and the Treasury Officer are authorized to execute investment transactions (purchases and sales) without the prior approval of the board provided they are within the scope of the established investment policy.

Our investment policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions are based upon a thorough analysis of each security instrument to determine its quality, inherent risks, fit within our overall asset/liability management objectives, effect on our risk-based capital measurement and prospects for yield and/or appreciation.

Consistent with our overall business and asset/liability management strategy, which focuses on sustaining adequate levels of core earnings, our investment portfolio is comprised primarily of securities that are classified as available for sale. During the years ended December 31, 2024, 2023, and 2022, no investment securities were sold.

Available for Sale Portfolio

Mortgage-backed Securities and Collateralized Mortgage Obligations. We purchase mortgage-backed securities and collateralized mortgage obligations guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. We invest in mortgage-backed securities, collateralized mortgage obligations, and private-label mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk. We regularly monitor the credit quality of this portfolio.

Mortgage-backed securities, collateralized mortgage obligations, and private-label mortgage-backed securities are created by the pooling of mortgages and the issuance of a security. These securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we focus our investments on mortgage related securities backed by one- to four-family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors such as WaterStone Bank, and in the case of government agency sponsored issues, guarantee the payment of principal and interest to investors. Mortgage-backed securities, collateralized mortgage obligations, and private-label mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees, if any, and credit enhancements. These fixed-rate securities are usually more liquid than individual mortgage loans.

At December 31, 2024, mortgage-backed securities totaled $9.6 million. The mortgage-backed securities portfolio had a weighted average yield of 2.50% and a weighted average remaining life of 9.9 years at December 31, 2024. The estimated fair value of our mortgage-backed securities portfolio at December 31, 2024 was $1.7 million less than the amortized cost of $11.3 million. No mortgage-backed securities were pledged as collateral for mortgage banking activities as of December 31, 2024. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the fair value of such securities may be adversely affected in a rising interest rate environment, particularly since all of our mortgage-backed securities have a fixed rate of interest.

At December 31, 2024, collateralized mortgage obligations totaled $131.7 million. At December 31, 2024, the collateralized mortgage obligations portfolio consisted entirely of securities backed by government sponsored enterprises or U.S. Government agencies. The collateralized mortgage obligations portfolio had a weighted average yield of 2.70% and a weighted average remaining life of 5.7 years at December 31, 2024. The estimated fair value of our collateralized mortgage obligations portfolio at December 31, 2024 was $19.5 million less than the amortized cost of $151.2 million. Investments in collateralized mortgage obligations involve a risk that actual may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the fair value of such securities may be adversely affected in a rising interest rate environment, particularly since all of our collateralized mortgage obligations have a fixed rate of interest.

Private-Label Mortgage-backed Securities. At December 31, 2024, private-label mortgage-backed securities totaled $6.4 million. These securities had a weighted average yield of 3.40% and a weighted average remaining life of 8.7 years at December 31, 2024. The estimated fair value of our private-label mortgage-backed securities portfolio at December 31, 2024 was $722,000 less than the amortized cost of $7.1 million. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the fair value of such securities may be adversely affected in a rising interest rate environment, particularly since all of our mortgage-backed securities have a fixed rate of interest.

Government Sponsored Enterprise Bonds. At December 31, 2024, our Government sponsored enterprise bond portfolio totaled $2.4 million, all of which were issued by Federal National Mortgage Association ("Fannie Mae") and were classified as available for sale. The weighted average yield on these securities was 0.60% and the weighted average remaining average life was 0.7 years at December 31, 2024. While these securities generally provide lower yields than other investments in our securities investment portfolio, we maintain these investments, to the extent appropriate, for liquidity purposes and prepayment protection. The estimated fair value of our government sponsored enterprise bond portfolio at December 31, 2024 was $60,000 less than the amortized cost of $2.5 million.

Municipal Obligations. These securities consist of obligations issued by school districts, counties and municipalities or their agencies and include general obligation bonds, industrial development revenue bonds and other revenue bonds. Our investment policy requires that such municipal obligations be rated A+ or better by a nationally recognized rating agency at the date of purchase. A security that is downgraded below investment grade will require additional analysis of creditworthiness and a determination will be made to hold or dispose of the investment. We regularly monitor the credit quality of this portfolio. At December 31, 2024, our municipal obligations portfolio totaled $47.1 million, all of which was classified as available for sale. The weighted average yield on this portfolio was 4.79% at December 31, 2024, with a weighted average remaining life of 6.7 years. The estimated fair value of our municipal obligations bond portfolio at December 31, 2024 was $947,000 less than the amortized cost of $48.0 million.

Other Debt Securities. As of December 31, 2024, we held other debt securities in the portfolio that totaled $11.3 million. Other debt securities consisted of two corporate bonds. The weighted average yield on this portfolio was 3.02% at December 31, 2024, with a weighted average remaining life of 5.3 years. We regularly monitor the credit quality of this portfolio. The unrealized losses for the other debt securities is due to the current slope of the yield curve. One security earns a floating rate that is indexed to the 10 year Treasury interest rate.

As of December 31, 2024, no allowance for credit losses on securities was recognized. The Company does not consider its securities with unrealized losses to be attributable to credit-related factors, as the unrealized losses in each category have occurred as a result of changes in noncredit-related factors such as changes in interest rates, market spreads and market conditions subsequent to purchase, not credit deterioration. Furthermore, the Company does not have the intent to sell any of these securities and believes that it is more likely than not that we will not have to sell any such securities before a recovery of cost.

Portfolio Maturities and Yields. The composition and maturities of the debt securities portfolio at December 31, 2024 are summarized in the following table. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur. Municipal obligation yields have not been adjusted to a tax-equivalent basis. Certain mortgage related securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(Dollars in Thousands)					
Debt securities available for sale:										
Mortgage-backed securities	$ 142	3.43%	$ 2,787	2.73%	$ 1,588	3.48%	$ 6,768	2.16%	$ 11,285	2.50%
Collateralized mortgage obligations:										
Government sponsored enterprise issued	1,266	2.70%	54,291	4.11%	95,643	1.90%	-	-	151,200	2.70%
Private-label issued	-	-	398	6.00%	4,774	3.35%	1,950	2.98%	7,122	3.40%
Government sponsored enterprise bonds	2,500	0.60%	-	-	-	-	-	-	2,500	0.60%
Municipal obligations	5,588	4.06%	4,077	5.23%	16,957	5.11%	21,401	4.63%	48,023	4.79%
Other debt securities	-	-	-	-	12,500	3.02%	-	-	12,500	3.02%
Total debt securities available for sale	$ 9,496	2.96%	$ 61,553	4.13%	$ 131,462	2.49%	$ 30,119	3.97%	$ 232,630	3.14%

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also rely on advances from the Federal Home Loan Bank of Chicago and borrowings from other commercial banks in the form of repurchase agreements collateralized by investment securities. In addition to deposits and borrowings, we derive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing market interest rates, economic conditions and competition from other financial institutions.

Deposits. A majority of our depositors are persons or businesses who work, reside, or are located in Milwaukee and Waukesha Counties and, to a lesser extent, other southeastern Wisconsin communities. We offer a selection of deposit instruments, including checking, savings, money market deposit accounts, and fixed-term certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. As of December 31, 2024, certificates of deposit comprised 66.6% of total customer deposits, and had a weighted average cost of 4.42% on that date. Our reliance on certificates of deposit has resulted in a higher cost of funds than would otherwise be the case if demand deposits, savings and money market accounts made up a larger part of our deposit base. Development of our branch network and expansion of our commercial products and services and aggressively seeking lower cost savings, checking and money market accounts are expected to result in decreased reliance on higher-cost certificates of deposit.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. To attract and retain deposits, we rely upon personalized customer service, long-standing relationships and competitive interest rates. We also provide remote deposit capture, internet banking and mobile banking.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on historical experience, management believes our deposits are relatively stable. The ability to attract and maintain money market accounts and certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At December 31, 2024 and December 31, 2023, $905.5 million and $730.3 million of our deposit accounts were certificates of deposit, of which $842.4 million and $622.4 million, respectively, had remaining maturities of one year or less. The Company had $94.3 million in certificates of deposits obtained directly from brokers as of December 31, 2024 and none at December 31, 2023.

Deposits increased by $169.3 million, or 14.2%, from December 31, 2023 to December 31, 2024. The increase in deposits was the result of a $175.3 million, or 24.0%, increase in total certificates of deposit offset by an $6.0 million, or 1.3% decrease in demand deposits.

The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At December 31,								
	2024			**2023**			**2022**		
	Average Balance	Average Cost of Funds	Ending Weighted Average Yield	Average Balance	Average Cost of Funds	Ending Weighted Average Yield	Average Balance	Average Cost of Funds	Ending Weighted Average Yield
				(Dollars in Thousands)					
Deposit type:									
Demand deposits	$ 91,288	0.00%	0.00%	$ 120,321	0.00%	0.00%	$ 159,495	0.00%	0.00%
NOW accounts	90,068	0.11%	0.11%	80,143	0.10%	0.11%	72,751	0.08%	0.08%
Regular savings	52,925	0.13%	0.14%	61,980	0.15%	0.14%	69,988	0.04%	0.13%
Money market and escrow deposits	243,436	2.38%	2.58%	247,139	1.80%	2.25%	321,182	0.37%	1.41%
Total transaction accounts	477,717	1.21%	1.34%	509,583	0.91%	1.08%	623,416	0.20%	0.66%
Certificates of deposit - retail	773,616	4.42%	4.39%	700,034	3.02%	3.92%	602,332	0.60%	1.52%
Certificates of deposit - brokered	15,004	4.19%	4.19%	-	-	-	-	-	-
Total deposits	$ 1,266,337	3.20%	3.35%	$ 1,209,617	2.13%	2.81%	$ 1,225,748	0.40%	1.12%

At December 31, 2024 and 2023, the aggregate balance of uninsured deposits of $250,000 or more was $327.2 million and $287.9 million, respectively. The Company does not have uninsured deposits less than $250,000 in aggregate balance. The following table sets forth the maturity of uninsured certificates of deposits at December 31, 2024 and 2023.

	At December 31,	
	2024	**2023**
	(In Thousands)	
Due in:		
Three months or less	$ 39,805	$ 36,974
Over three months through six months	39,573	22,335
Over six months through 12 months	47,911	43,303
Over 12 months	8,142	7,662
	$ 135,431	$ 110,274

Borrowings. Our borrowings at December 31, 2024 consisted of $443.6 million in advances from the Federal Home Loan Bank of Chicago and $3.0 million outstanding balance in short-term repurchase agreements used to fund loans held for sale. The following table sets forth information concerning balances and interest rates on borrowings at the dates and for the periods indicated.

	At or For the Year Ended December 31,		
	2024	**2023**	**2022**
	(Dollars in Thousands)		
Borrowings:			
Balance outstanding at end of year	$ 446,519	$ 611,054	$ 386,784
Weighted average interest rate at the end of year	3.92%	4.62%	3.68%
Average balances outstanding during the year	$ 572,539	$ 532,248	$ 348,482
Weighted average interest rate during the year	4.62%	4.37%	2.42%

Human Capital

As of December 31, 2024, we had 600 full-time equivalent employees. A total of 173 were WaterStone Bank employees and 427 were employees of Waterstone Mortgage Corporation. We believe we are able to attract and retain top talent by creating a culture that challenges and engages our employees, offering them opportunities to learn, grow and achieve their career goals. Further, our commitment to a culture of inclusion is integral to our goal of attracting and retaining the best talent and ultimately driving our business performance. Our employees participate in a wide array of volunteer activities and we support their charitable giving by matching employee contributions to qualified nonprofit organizations.

We offer comprehensive compensation and benefits packages to our employees including a 401k Plan, Employee Stock Ownership Plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off and certain family assistance programs, including paid family leave, flexible work arrangements, amongst others. We also offer stock-based compensation to certain management personnel as a way to attract and retain key talent. See Note 9 - Stock Based Compensation, Note 10 - Employee Benefit Plans, and Note 11 - Employee Stock Ownership Plan to the Consolidated Financial Statements included under Item 8 for further discussion of our stock-based compensation and benefit plans.

Supervision and Regulation

General

WaterStone Bank is a stock savings bank organized under the laws of the State of Wisconsin. The lending, investment, and other business operations of WaterStone Bank are governed by Wisconsin law and regulations, as well as applicable federal law and regulations, and WaterStone Bank is prohibited from engaging in any operations not authorized by such laws and regulations. WaterStone Bank is subject to extensive regulation, supervision and examination by the WDFI and by the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation's Deposit Insurance Fund and depositors, and not for the protection of security holders. WaterStone Bank also is a member of and owns stock in the Federal Home Loan Bank of Chicago, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings, sensitivity to market risk, and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in supervisory or enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as WaterStone Bank or Waterstone Financial, from obtaining necessary regulatory approvals to pay dividends, repurchase shares of common stock, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and countering the financing of terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a savings and loan holding company, Waterstone Financial is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Waterstone Financial is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the WDFI, the Federal Deposit Insurance Corporation, the Federal Reserve Board, Wisconsin legislature, or Congress, could have a material adverse impact on the operations and financial performance of Waterstone Financial, WaterStone Bank and Waterstone Mortgage Corporation.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to WaterStone Bank, Waterstone Mortgage Corporation and Waterstone Financial. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on WaterStone Bank, Waterstone Mortgage Corporation and Waterstone Financial.

Intrastate and Interstate Merger and Branching Activities

Wisconsin Law and Regulation. Any Wisconsin savings bank meeting certain requirements may, upon approval of the WDFI, establish one or more branch offices in the state of Wisconsin and the states of Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, and Ohio. In addition, upon WDFI approval, a Wisconsin savings bank may establish a branch office in any other state as the result of a merger or consolidation.

Federal Law and Regulation. Federal law permits the federal banking agencies to, under certain circumstances, approve acquisition transactions between banks located in different states, regardless of whether an acquisition would be prohibited under state law. Federal law also authorizes de novo branching into another state at locations at which banks chartered by the host state could establish a branch.

Loans and Investments

Wisconsin Law and Regulations. Under Wisconsin law and regulation, WaterStone Bank is authorized to make, invest in, sell, purchase, participate or otherwise deal in mortgage loans or interests in mortgage loans without geographic restriction, including loans made on the security of residential and commercial property. Wisconsin savings banks also may lend funds on a secured or unsecured basis for business, commercial or agricultural purposes, provided the total of all such loans does not exceed 20% of the savings bank's total assets, unless the WDFI authorizes a greater amount. Loans are subject to certain other limitations, including percentage restrictions based on total assets.

Wisconsin savings banks may invest funds in certain types of debt and equity securities, including obligations of federal, state and local governments and agencies. Subject to prior approval of the WDFI, compliance with capital requirements and certain other restrictions, Wisconsin savings banks may invest in residential housing development projects. Wisconsin savings banks may also invest in service corporations or subsidiaries with the prior approval of the WDFI, subject to certain restrictions. Similarly, the line of credit that WaterStone Bank provides to Waterstone Mortgage Corporation is subject to the approval of the WDFI.

Wisconsin savings banks may make loans and extensions of credit, both direct and indirect, to one borrower in amounts up to 20% of the savings bank's capital plus an additional 5% for loans fully secured by readily marketable collateral. In addition, and notwithstanding the 20% of capital and additional 5% of capital limitations set forth above, Wisconsin savings banks may make loans to one borrower, or a related group of borrowers, for any purpose in an amount not to exceed $500,000, or to develop domestic residential housing units in an amount not to exceed the lesser of $30 million or 30% of the savings bank's capital, subject to certain conditions. At December 31, 2024, WaterStone Bank did not have any loans which exceeded the "loans-to-one borrower" limitations.

In addition, under Wisconsin law, WaterStone Bank must qualify for and maintain a level of qualified thrift investments equal to 60% of its assets as prescribed in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended. A Wisconsin savings bank that fails to meet this qualified thrift lender test becomes subject to certain operating restrictions otherwise applicable only to commercial banks. At December 31, 2024, WaterStone Bank maintained 82.3% of its assets in qualified thrift investments and therefore met the qualified thrift lender requirement.

Federal Law and Regulation. Federal Deposit Insurance Corporation regulations also govern the equity investments of WaterStone Bank and, notwithstanding Wisconsin law and regulations, Federal Deposit Insurance Corporation regulations prohibit WaterStone Bank from making certain equity investments and generally limit WaterStone Bank's equity investments to those that are permissible for national banks and their subsidiaries. Under Federal Deposit Insurance Corporation regulations, WaterStone Bank must obtain prior Federal Deposit Insurance Corporation approval before directly, or indirectly through a majority-owned subsidiary, engaging "as principal" in any activity that is not permissible for a national bank unless certain exceptions apply. The activity regulations provide that state banks that meet applicable minimum capital requirements would be permitted to engage in certain activities that are not permissible for national banks, including certain real estate and securities activities conducted through subsidiaries. The Federal Deposit Insurance Corporation will not approve an activity that it determines presents a significant risk to the Federal Deposit Insurance Corporation's Deposit Insurance Fund. The current activities of WaterStone Bank and its subsidiaries are permissible under applicable federal regulations.

Loans to, and other transactions with, affiliates of WaterStone Bank, such as Waterstone Financial, are restricted by the Federal Reserve Act and regulations issued by the Federal Reserve Board thereunder. See "Transactions with Affiliates and Insiders" below.

Lending Standards

Federal Law and Regulation. The federal banking agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under the joint regulations adopted by the federal banking agencies, all insured depository institutions, such as WaterStone Bank, must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and loan documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies ("Interagency Guidelines") that have been adopted by the federal bank regulators.

The Interagency Guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits:

- for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral;
- for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory limit is 75%;
- for loans for the construction of commercial, over four-family or other non-residential property, the supervisory limit is 80%;
- for loans for the construction of one- to four-family properties, the supervisory limit is 85%; and
- for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property, including non-owner occupied, one- to four-family property), the limit is 85%.

Although no supervisory loan-to-value limit has been established for permanent mortgages on owner-occupied, one- to four-family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

Deposits

Wisconsin Law and Regulation. Under Wisconsin law, WaterStone Bank is permitted to establish deposit accounts and accept deposits. WaterStone Bank's board of directors, or its designee, determines the rate and amount of interest to be paid on or credited to deposit accounts subject to Federal Deposit Insurance Corporation limitations.

Deposit Insurance

Wisconsin Law and Regulation. Under Wisconsin law, WaterStone Bank is required to obtain and maintain insurance on its deposits from a deposit insurance corporation. The deposits of WaterStone Bank are insured up to applicable limits by the Federal Deposit Insurance Corporation.

Federal Law and Regulation. WaterStone Bank is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. WaterStone Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $250,000 per depositor per account ownership category.

The Federal Deposit Insurance Corporation imposes an assessment against all insured depository institutions. An institution's assessment rate depends upon the perceived risk of the institution to the Deposit Insurance Fund, with less risky institutions paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Effective January 1, 2023, assessment rates for institutions of WaterStone Bank's size range from 2.5 to 32 basis points of an institution's total assets less tangible capital. The Federal Deposit Insurance Corporation may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking.

The Federal Deposit Insurance Corporation has the authority to increase insurance assessments. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of WaterStone Bank. We cannot predict what deposit insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Capitalization

Wisconsin Law and Regulation. Wisconsin savings banks are required to maintain a minimum capital to total assets ratio of 6% and must maintain total capital necessary to ensure the continuation of insurance of deposit accounts by the Federal Deposit Insurance Corporation. If the WDFI determines that the financial condition, history, management or earning prospects of a savings bank are not adequate, the WDFI may require a higher minimum capital level for the savings bank. If a Wisconsin savings bank's capital ratio falls below the required level, the WDFI may direct the savings bank to adhere to a specific written plan established by the WDFI to correct the savings bank's capital deficiency, as well as a number of other restrictions on the savings bank's operations, including a prohibition on the payment of dividends. At December 31, 2024, WaterStone Bank's capital to assets ratio, as calculated under Wisconsin law, was 15.68%.

Federal Law and Regulation. Federal regulations require Federal Deposit Insurance Corporation insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). WaterStone Bank exercised its AOCI opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution's capital adequacy, the Federal Deposit Insurance Corporation takes into consideration, not only these numeric factors, but qualitative factors as well, including a bank's exposure to interest rate risk. The Federal Deposit Insurance Corporation has the authority to establish higher capital requirements for individual institutions where deemed necessary due to a determination that an institution's capital levels are, or are likely to become, inadequate in light of particular circumstances.

Legislation enacted in 2018 required the federal banking agencies, including the Federal Deposit Insurance Corporation, to establish a "community bank leverage ratio" of between 8 to 10% of average total consolidated assets for qualifying institutions with assets of less than $10 billion. Institutions with capital meeting the specified requirements and electing to follow the alternative framework are deemed to comply with the applicable regulatory capital requirements, including the risk-based requirements. A qualifying institution may opt in and out of the community bank leverage ratio on its quarterly call report.

The optional community bank leverage ratio has currently been established at 9%. WaterStone Bank has not opted into the community bank leverage ratio.

Safety and Soundness Standards

Each federal banking agency, including the Federal Deposit Insurance Corporation, has adopted guidelines establishing general standards relating to internal controls, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits, and information security. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

Prompt Corrective Regulatory Action

Federal bank regulatory authorities are required to take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, Federal Deposit Insurance Act establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the implementing regulations, a bank is deemed to be (i) "well capitalized" if it has total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 8.0% or more, has a Tier 1 leverage ratio of 5.0% or more and a common equity Tier 1 ratio of 6.5% or more, and is not subject to any written agreement, order or capital or prompt corrective action directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a Tier 1 leverage ratio of 4.0% or more and a common equity Tier 1 capital ratio of 4.5% or more, and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 6.0%, a Tier 1 leverage ratio that is less than 4.0%, or a common equity Tier 1 capital ratio of less than 4.5%; (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, a Tier 1 leverage ratio that is less than 3.0%, or a common equity Tier 1 ratio of less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an institution classified as less than well capitalized to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).

The Federal Deposit Insurance Corporation may order savings banks that have insufficient capital to take corrective actions. For example, a savings bank that is categorized as "undercapitalized" is subject to growth limitations and is required to submit a capital restoration plan, and a holding company that controls such a savings bank is required to guarantee that the savings bank complies with the capital restoration plan. A "significantly undercapitalized" savings bank may be subject to additional restrictions. Savings banks deemed by the Federal Deposit Insurance Corporation to be "critically undercapitalized" generally would be subject to the appointment of a receiver or conservator.

At December 31, 2024, WaterStone Bank was considered well-capitalized with a common equity Tier 1 capital ratio of 19.21%, a Tier 1 leverage ratio of 15.55%, a Tier 1 risk-based capital ratio of 19.21% and a total risk based capital ratio of 20.29%.

Dividends

Under Wisconsin law and applicable regulations, a Wisconsin savings bank that meets its regulatory capital requirements may declare dividends on capital stock based upon net profits, provided that its paid-in surplus equals its capital stock. In addition, prior WDFI approval is required before dividends exceeding 50% of net profits for any calendar year may be declared and before a stock dividend may be declared out of retained earnings. Under WDFI regulations, a Wisconsin savings bank which has converted from mutual to stock form also is prohibited from paying a dividend on its capital stock if the payment causes the regulatory capital of the savings bank to fall below the amount required for its liquidation account.

The Federal Deposit Insurance Corporation has the authority to prohibit WaterStone Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of WaterStone Bank. Institutions may not pay dividends if they would be "undercapitalized" following payment of the dividend within the meaning of the prompt corrective action regulations.

Information with respect to regulations and guidance governing dividends declared and paid by Waterstone Financial is disclosed under "Holding Company Dividends."

Liquidity and Reserves

Wisconsin Law and Regulation. Under WDFI regulations, all Wisconsin savings banks are required to maintain a certain amount of their assets as liquid assets, consisting of cash and certain types of investments. The exact amount of assets a savings bank is required to maintain as liquid assets is set by the WDFI, but generally ranges from 4% to 15% of the savings bank's average daily balance of net withdrawable accounts plus short-term borrowings (the "Required Liquidity Ratio"). At December 31, 2024, WaterStone Bank's Required Liquidity Ratio was 8.0%. In addition, 50% of the liquid assets maintained by a Wisconsin savings bank must consist of "primary liquid assets," which are defined to include, among other things, securities issued by the United States Government, United States Government agencies, or the state of Wisconsin or a subdivision thereof, and cash. For further details, see "Liquidity and Capital Resources" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section.

Federal Law and Regulation. Under federal law and regulations, WaterStone Bank is required to maintain sufficient liquidity to ensure safe and sound banking practices. Regulation D, promulgated by the Federal Reserve Board, imposes reserve requirements on all depository institutions, including WaterStone Bank, which maintain transaction accounts or non-personal time deposits. Checking accounts, NOW accounts, Super NOW checking accounts, and certain other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits (including certain money market deposit accounts). However, in 2020, the Federal Reserve Board reduced reserve requirement ratios to zero, thereby effectively eliminating the requirements. The Federal Reserve Board took that action due to a change in its approach to monetary policy; it has indicated that it currently has no plans to re-impose reserve requirements but could in the future if conditions warrant.

Transactions with Affiliates and Insiders

Wisconsin Law and Regulation. Under Wisconsin law, a savings bank may not make a loan to a person owning 10% or more of its stock, an affiliated person (including a director, officer, or controlling person, the spouse of such individual, or a member of the immediate family of such person who is living in the same residence or who is a director or officer of a subsidiary of the bank or of a holding company of the bank), agent, or attorney of the savings bank, either individually or as an agent or partner of another, except as under the rules of the WDFI and regulations of the Federal Deposit Insurance Corporation. In addition, unless the prior approval of the WDFI is obtained, a savings bank may not purchase, lease or acquire a site for an office building or an interest in real estate from an officer, director, employee, or a shareholder owning more than 10% of its capital stock, or from any firm, corporation, entity or family in which an officer, director, employee or 10% shareholder has a direct or indirect interest.

Federal Law and Regulation. Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured savings bank, such as WaterStone Bank, and any of its affiliates, including Waterstone Financial. The Federal Reserve Board has adopted Regulation W, which comprehensively implements and interprets Sections 23A and 23B, in part by codifying prior Federal Reserve Board interpretations under Sections 23A and 23B. Sections 23A and 23B of the Federal Reserve Act are made applicable to WaterStone Bank through Section 18(j) of the Federal Deposit Insurance Act, and Regulation W is made applicable through Federal Deposit Insurance Corporation regulation.

An affiliate of a savings bank includes, among other things, any company or entity that controls, is controlled by or is under common control with the savings bank. A subsidiary of a savings bank that is not also a depository institution or a "financial subsidiary" under federal law is generally not treated as an affiliate of the savings bank for the purposes of Sections 23A and 23B and Regulation W; however, the Federal Deposit Insurance Corporation has the discretion to treat subsidiaries of a savings bank as affiliates on a case-by-case basis. Section 23A and Regulation W limit the extent to which a savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings bank's capital stock and surplus, and limit all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions with affiliates. "Covered transactions" must be consistent with safe and sound banking practices. Further, most loans and other extensions of credit by a savings bank to any of its affiliates must be secured by collateral in amounts ranging from 100% to 130% of the loan amounts, depending on the type of collateral. In addition, under Section 23B and Regulation W, any affiliate transaction must be on terms and under circumstances that are substantially the same, or at least as favorable, to the savings bank as those prevailing at the time for comparable transactions with or involving a non-affiliate.

A savings bank's loans to its and its affiliates' executive officers, directors, any owner of more than 10% of its stock (each, an insider) and any of certain entities controlled by any such person (an insider's related interests) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder, as made applicable to WaterStone Bank by Section 18(j) of the Federal Deposit Insurance Act and Federal Deposit Insurance Corporation regulation. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks (which is generally 15% of unimpaired capital and unimpaired surplus). Loans by a savings bank to its insiders and insiders' related interests in the aggregate may not exceed the savings bank's unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's primary residence, may not exceed the greater of $25,000 or 2.5% of the savings bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the savings bank, with any interested director not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider's related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the savings bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of repayment or present other unfavorable features.

An exception to the requirement is made for extensions of credit made pursuant to a benefit or compensation plan of a savings bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank. Consistent with these requirements, WaterStone Bank offered employees special terms for home mortgage loans on their principal residences. Effective April 1, 2006, this program was discontinued for new loan originations. Under the terms of the discontinued program, the employee interest rate is based on WaterStone Bank's cost of funds on December 31st of the immediately preceding year and is adjusted annually. Employee rate mortgage loans totaled $466,000, or 0.1%, of our single family residential mortgage loan portfolio on December 31, 2024.

Transactions between WaterStone Bank Customers and Affiliates

Wisconsin savings banks, such as WaterStone Bank, are subject to the prohibitions on certain tying arrangements. Subject to certain exceptions, a savings bank is prohibited from extending credit to or offering any other service to a customer, or fixing or varying the consideration for such extension of credit or service, on the condition that such customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution or its affiliates.

Examinations and Assessments

WaterStone Bank is required to file periodic reports with and is subject to periodic examinations by the WDFI and FDIC. WaterStone Bank is required to pay examination fees and annual assessments to fund its supervision. Federal regulations require annual on-site examinations for all depository institutions except certain well-capitalized and highly rated institutions with assets of less than $3 billion which are examined every 18 months.

Customer Privacy

Under Wisconsin and federal law and regulations, savings banks, such as WaterStone Bank, are required to develop and maintain privacy policies relating to its customers' information, and to restrict access to and establish procedures to protect customer data. Applicable privacy regulations further restrict the sharing of non-public customer data with non-affiliated parties if the customer requests.

Community Reinvestment Act

Under the Community Reinvestment Act, WaterStone Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Federal Deposit Insurance Corporation, in connection with its examination of WaterStone Bank, to assess WaterStone Bank's record of meeting the credit needs of its community and to take that record into account in the Federal Deposit Insurance Corporation's evaluation of certain applications by WaterStone Bank. For example, federal regulations specify that a bank's Community Reinvestment Act performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent regulatory examination, WaterStone Bank was rated "satisfactory" with respect to its Community Reinvestment Act compliance. On October 24, 2023, the Federal Deposit Insurance Corporation, Federal Reserve Board, and the Office of the Comptroller of the Currency issued a final rule to strengthen and modernize the federal Community Reinvestment Act regulations. Under the final rule, banks with assets of at least $2 billion as of December 31 in both of the prior two calendar years will be a "large bank." The agencies will evaluate large banks under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. Under the regulations, the applicability date for the majority of the provisions in the Community Reinvestment Act regulations is January 1, 2026, and for additional requirements, January 1, 2027. However, ongoing litigation may delay these implementation dates and/or permanently enjoin enforcement.

Federal Home Loan Bank System

The Federal Home Loan Bank System, consisting of 11 Federal Home Loan Banks, is under the jurisdiction of the Federal Housing Finance Agency. The designated duties of the Federal Housing Finance Agency include supervising the Federal Home Loan Banks; ensuring that the Federal Home Loan Banks carry out their housing finance mission; ensuring that the Federal Home Loan Banks remain adequately capitalized and able to raise funds in the capital markets; and ensuring that the Federal Home Loan Banks operate in a safe and sound manner.

WaterStone Bank, as a member of the Federal Home Loan Bank of Chicago, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Chicago in specified amounts. WaterStone Bank is in compliance with this requirement with an investment in Federal Home Loan Bank of Chicago stock of $20.3 million at December 31, 2024.

Among other benefits, the Federal Home Loan Banks provide a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes advances to members in accordance with policies and procedures established by the Federal Housing Finance Agency and the board of directors of the Federal Home Loan Bank of Chicago. At December 31, 2024, WaterStone Bank had $443.6 million in advances from the Federal Home Loan Bank of Chicago.

USA PATRIOT Act

The USA PATRIOT Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The USA PATRIOT Act also required the federal banking agencies to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. We have established policies, procedures and systems designed to comply with applicable anti-money laundering and anti-terrorist financing laws, including the Bank Secrecy Act and the USA PATRIOT Act, and implementing regulations thereunder.

Regulation of Waterstone Mortgage Corporation

Waterstone Mortgage Corporation is subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on its business. These laws, regulations and judicial and administrative decisions to which Waterstone Mortgage Corporation is subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure and licensing requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; unfair and deceptive practices; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers; and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies.

Holding Company Regulation

Waterstone Financial is a unitary savings and loan holding company subject to regulation and supervision by the Federal Reserve Board. The Federal Reserve Board has enforcement authority over Waterstone Financial and its non-savings bank subsidiaries. Among other things, that authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to WaterStone Bank. In addition, any company that directly or indirectly owns, controls, or holds with power to vote, more than 25% of the voting securities of a state savings bank is subject to regulation as a savings bank holding company by the WDFI. Waterstone Financial is subject to regulation as a savings bank holding company under Wisconsin law. However, the WDFI has not issued specific regulations governing stock savings bank holding companies.

The business activities of savings and loan holding companies are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations, unless the holding company has elected "financial holding company" status. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. Waterstone Financial has not elected financial holding company status. Federal law generally prohibits the acquisition of more than 5% of a class of voting stock of a company engaged in impermissible activities.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings association or savings and loan holding company without prior written approval of the Federal Reserve Board, and from acquiring or retaining control of any depository institution not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings associations, the Federal Reserve Board must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on and the risk to the Deposit Insurance Fund, the convenience and needs of the community and competitive factors. A savings and loan holding company may not acquire a savings association in another state and hold the target institution as a separate subsidiary unless it is a supervisory acquisition under Section 13(k) of the Federal Deposit Insurance Act or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

The Federal Reserve Board is required to impose upon bank and savings and loan holding companies consolidated regulatory capital requirements that are equally stringent as those applicable to the subsidiary depository institutions. However, the "small holding company" exception for holding companies with less than $3 billion of consolidated assets, such as Waterstone Financial, generally results in such companies not being subject to the requirements unless otherwise advised by the Federal Reserve Board.

The Dodd-Frank Act extended the "source of strength" doctrine to savings and loan holding companies. The Federal Reserve Board promulgated regulations implementing the "source of strength" policy, which requires holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity, managerial, and other support in times of financial stress.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund a proposed dividend or the holding company's overall rate of earnings retention is inconsistent with the holding company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a holding company's common stock dividend. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff, to provide opportunity for supervisory review and possible objection, prior to redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Waterstone Financial to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Holding Company Dividends

Waterstone Financial is not permitted to pay dividends on its common stock if its stockholders' equity would be reduced below the amount of the liquidation account established by Waterstone Financial in connection with the conversion. In addition, Waterstone Financial is subject to relevant state corporate law limitations and federal bank regulatory policy on the payment of dividends. Maryland law, which is the state of Waterstone Financial's incorporation, generally limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation's total assets would be less than the corporation's total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

The dividend rate and continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.

Federal Securities Laws Regulation

Securities Exchange Act. Waterstone Financial common stock is registered with the Securities and Exchange Commission. Waterstone Financial is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Shares of common stock purchased by persons who are not affiliates of Waterstone Financial may be resold without registration. Shares purchased by an affiliate of Waterstone Financial are subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Waterstone Financial meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Waterstone Financial that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Waterstone Financial, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Waterstone Financial may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with this Act and its implementing regulations, and we review and document such policies, procedures and systems to ensure continued compliance with this Act and its implementing regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company such as Waterstone Financial unless the Federal Reserve Board has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act and its implementing regulations, means the power, directly or indirectly, to direct the management or policies of an insured depository institution, or the ownership, control of or the power to vote 25% or more of any class of voting stock. Under the Change in Bank Control Act's implementing regulations, acquisition of more than 10% of any class of a savings and loan holding company's voting stock constitutes a rebuttable presumption of control under certain circumstances including where, as is the case with Waterstone Financial, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, the Home Owners' Loan Act provides that no company may acquire control of a savings and loan holding company (as "control" is defined for purposes of that statute) without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the Federal Reserve Board. Effective September 30, 2020, the Federal Reserve Board adopted changes to its regulatory definition of "control" under the Home Owners' Loan Act.   Relevant factors include a company's voting and nonvoting equity interests in the savings and loan holding company, director, officer and employee overlaps, and the scope of business relationships between the company and the savings and loan holding company or its subsidiary institution.

Federal and State Taxation

Federal Taxation

General. Waterstone Financial and subsidiaries are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Waterstone Financial and subsidiaries constitute an affiliated group of corporations and, therefore, are eligible to report their income on a consolidated basis. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Waterstone Financial or WaterStone Bank. The Company is no longer subject to federal tax examinations for years before 2019.

Method of Accounting. For federal income tax purposes, Waterstone Financial currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

Bad Debt Reserves. Prior to the Small Business Protection Act of 1996 (the "1996 Act"), WaterStone Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of the 1996 Act, WaterStone Bank was required to use the specific charge-off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2024, WaterStone Bank had no reserves subject to recapture in excess of its base year.

Waterstone Financial is required to use the specific charge-off method to account for tax bad debt deductions.

Taxable Distributions and Recapture. Prior to 1996, bad debt reserves created prior to 1988 were subject to recapture into taxable income if WaterStone Bank failed to meet certain thrift asset and definitional tests or made certain distributions. Tax law changes in 1996 eliminated thrift-related recapture rules. However, under current law, pre-1988 tax bad debt reserves remain subject to recapture if WaterStone Bank makes certain non-dividend distributions, repurchases any of its common stock, pays dividends in excess of earnings and profits, or fails to qualify as a "bank" for tax purposes. At December 31, 2024, our total federal pre-base year bad debt reserve was approximately $16.7 million.

Corporate Dividends-Received Deduction. Waterstone Financial may exclude from its federal taxable income 100% of dividends received from WaterStone Bank as a wholly-owned subsidiary by filing consolidated tax returns. The corporate dividends-received deduction is 65% when the corporation receiving the dividend owns at least 20% of the stock of the distributing corporation. The dividends-received deduction is 50% when the corporation receiving the dividend owns less than 20% of the distributing corporation.

Inflation Reduction Act of 2022. The Inflation Reduction Act, which was signed into law on August 16, 2022, among other things, implements a new alternative minimum tax of 15% on corporations with profits in excess of $1 billion, a 1% excise tax on stock repurchases, and several tax incentives to promote clean energy and climate initiatives. These provisions were effective beginning January 1, 2023.

State Taxation

The Company is subject to primarily the Wisconsin corporate franchise (income) tax and taxation in a number of states due primarily to the operations of the mortgage banking segment. Under current law, the state of Wisconsin imposes a corporate franchise tax of 7.9% on the combined taxable incomes of the members of our consolidated income tax group.

The years open to examination by state and local government authorities varies by jurisdiction.

As a Maryland business corporation, Waterstone Financial is required to file an annual report and pay franchise taxes to the state of Maryland.

Item 1A. Risk Factors

An investment in our securities is subject to risks inherent in our business and the industry in which we operate. Before making an investment decision, you should carefully consider the risks and uncertainties described below and all other information included in this report, as well as other reports we file with the SEC. The risks described below may adversely affect our business, financial condition and operating results. In addition to these risks and the other risks and uncertainties described in Item 1, "Business-Forward Looking Statements" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," there may be additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial that could materially and adversely affect our business, financial condition or operating results. The value or market price of our securities could decline due to any of these identified or other risks. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Regulatory Matters

We operate in a highly regulated environment and we are subject to supervision, examination and enforcement action by various bank regulatory agencies.

We are subject to extensive supervision, regulation, and examination by the WDFI, the Federal Deposit Insurance Corporation and the Federal Reserve Board. As a result, we are limited in the manner in which we conduct our business, undertake new investments and activities, and obtain financing. This system of regulation is designed primarily for the protection of the Deposit Insurance Fund and our depositors, and not for the benefit of our stockholders. Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of assessments and fees.

Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as WaterStone Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, paying dividends, acquiring other financial institutions or establishing new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act ("CRA"), the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

The Federal Reserve Board may require us to commit capital resources to support WaterStone Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Thus, any borrowing or funds needed to raise capital required to make a capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We may become subject to enforcement actions even though non-compliance was inadvertent or unintentional.

The financial services industry is subject to intense scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for non-compliance even though the non-compliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. Failure to comply with these and other regulations, and supervisory expectations related thereto, may result in fines, penalties, lawsuits, regulatory sanctions, reputation damage, or restrictions on our business.

Risks Related to Interest Rates

Changing interest rates may have a negative effect on our results of operations.

Our earnings and cash flows are dependent on our net interest income and income from our mortgage banking operations. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in market interest rates could have an adverse effect on our financial condition and results of operations.

Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities, as borrowers refinance their loans to reduce borrowings costs. Under these circumstances, we are subject to reinvestment risk to the extent we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities.

Changes in interest rates also affect the current fair value of our interest-earning investment securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. At December 31, 2024, the fair value of our investment portfolio totaled $208.5 million. Net unrealized losses on these securities totaled $24.1 million at December 31, 2024. During the year ended December 31, 2024, we incurred other comprehensive losses of $994,000, net of tax benefit, related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

Increases in interest rates can also have an adverse impact on our results of operations, as has happened in recent periods. A portion of our loans have adjustable interest rates. While the higher payment amounts we would receive on these loans in a rising interest rate environment has increased our interest income, some borrowers may be unable to afford the higher payment amounts, which may result in a higher rate of loan delinquencies and defaults, as well as lower loan originations, as borrowers who may qualify for a loan based on certain mortgage repayments, may not be able to afford repayments based on higher interest rates for the same loan amounts. The marketability of the underlying collateral also may be adversely affected in a high interest rate environment. Furthermore, the interest income earned on interest-earning assets has not increased as rapidly as the interest paid on interest-bearing liabilities, which has compressed our interest rate spread and had a negative effect on our profitability.

Any increase in market interest rates may further reduce our mortgage banking income. We generate revenues primarily from gains on the sale of mortgage loans to investors, and from the amortization of deferred mortgage servicing rights. Although we had a mortgage banking income increase of $7.9 million during the year ended December 31, 2024, it remains a challenging environment. We also earn interest on loans held for sale while awaiting delivery to our investors. In this rising and higher interest rate environment, our mortgage loan originations have decreased, resulting in fewer loans that are available for sale. This resulted in a decrease in interest income and a decrease in revenues from loan sales. In addition, our results of operations are affected by the amount of noninterest expense associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment, data processing and other operating costs. During periods of reduced loan demand, our results of operations may continue to be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in mortgage loan origination activity.

In addition, as a result of rising interest rates, we have experienced a shift in deposits from lower-cost (savings, NOW, and money market) accounts to higher-cost certificates of deposit. However, the rates we earn on our loans did not increase as rapidly during the year ended December 31, 2024, as we have a significant amount of fixed-rate residential real estate loans where the interest rates did not increase commensurate with the increase in market interest rates.

Although we have implemented asset and liability management strategies designed to reduce the effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rate could have a material adverse effect on our financial condition and results of operations. Also, our interest rate models and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.

See "Management's Discussion and Analysis of Financial Condition" and "Quantitative and Qualitative Disclosures About Market Risk—Management of Market Risk."

Hedging against interest rate exposure may adversely affect our earnings

On occasion we have employed various financial risk methodologies that limit, or "hedge," the adverse effects of rising or decreasing interest rates on our loan portfolios and short-term liabilities. We also engage in hedging strategies with respect to arrangements where our customers swap floating interest rate obligations for fixed interest rate obligations, or vice versa. Our hedging activity varies based on the level and volatility of interest rates and other changing market conditions. There are no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Moreover, hedging activities could result in losses if the event against which we hedge does not occur. Additionally, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the party owing money in the hedging transaction may default on its obligation to pay;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value; and/or
- downward adjustments, or "mark-to-market" losses, would reduce our stockholders' equity.

Risks Related to Economic Matters

Changes in economic conditions could adversely affect our earnings, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline.

Economic conditions have an impact, to some extent, on our overall performance. Conditions such as an economic recession, rising unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. Because a majority of our loans are secured by real estate, decreases in real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. Consequently, declines in the economy in our market area could have a material adverse effect on our financial condition and results of operations.

Because most of our borrowers are located in the Milwaukee, Wisconsin metropolitan area, a prolonged downturn in the local economy, or a decline in local real estate values, could cause an increase in nonperforming loans or a decrease in loan demand, which would reduce our profits.

Substantially all of our loans are secured by real estate located in our primary market area. Weakness in our local economy and our local real estate markets could adversely affect the ability of our borrowers to repay their loans and the value of the collateral securing our loans, which could adversely affect our results of operations. Real estate values are affected by various factors, including supply and demand, changes in general or regional economic conditions, interest rates, governmental rules or policies and natural disasters. Weakness in economic conditions also could result in reduced loan demand and a decline in loan originations. In particular, a significant decline in real estate values would likely lead to a decrease in new loan originations and increased delinquencies and defaults by our borrowers, as well as increases in our allowance for credit losses.

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

On March 9, 2023, Silvergate Bank, La Jolla, California, announced its decision to voluntarily liquidate its assets and wind down operations. On March 10, 2023, Silicon Valley Bank, Santa Clara, California, was closed by the California Department of Financial Protection and Innovation. On March 12, 2023, Signature Bank, New York, New York, was closed by the New York State Department of Financial Services, and on May 1, 2023, First Republic Bank, San Francisco, California, was closed by the California Department of Financial Protection and Innovation. These banks also had elevated levels of uninsured deposits, which may be less likely to remain at the bank over time and less stable as a source of funding than insured deposits. These failures led to volatility and declines in the market for bank stocks and questions about depositor confidence in depository institutions.

These events have led to a greater focus by institutions, investors and regulators on the on-balance sheet liquidity of and funding sources for financial institutions, the composition of its deposits, including the amount of uninsured deposits, the amount of accumulated other comprehensive loss, capital levels and interest rate risk management. If we are unable to adequately manage our liquidity, deposits, capital levels and interest rate risk, it may have a material adverse effect on our financial condition and results of operations.

Risks Related to Lending Matters

We intend to increase our commercial business lending, and we intend to continue our commercial real estate and multi-family residential real estate lending, which may expose us to increased lending risks and have a negative effect on our results of operations.

We continue to focus on originating commercial business, commercial real estate and multi-family residential real estate loans. These types of loans generally have a higher risk of loss compared to our one- to four-family residential real estate loans. Commercial business loans may expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, commercial business and commercial real estate loans may also involve relatively large loan balances to individual borrowers or groups of borrowers. These loans also have greater credit risk than residential real estate loans as repayment is generally dependent upon the successful operation of the borrower's business. Also, the collateral underlying commercial business loans may fluctuate in value. Some of our commercial business loans are collateralized by equipment, inventory, accounts receivable or other business assets, and the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. Multi-family residential real estate and commercial real estate loans involve increased risk because repayment is dependent on income being generated in amounts sufficient to cover property maintenance and debt service. In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our financial condition and results of operations. In addition, if we foreclose on these loans, our holding period for the collateral may be longer than for a single -family residential property if there are fewer potential purchasers of the collateral.

Our allowance for credit losses may prove to be insufficient to absorb life-time losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

Under the current expected credit loss model, the allowance for credit losses on loans is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. We estimate the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. Expected credit losses are reflected in the allowance for credit losses through a charge to credit loss expense. When we deem all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. We apply judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

We measure expected credit losses of financial assets on a collective (pool) basis, when the financial assets share similar risk characteristics. Depending on the nature of the pool of financial assets with similar risk characteristics, we use loss-rate methods to estimate expected credit losses. Our methodologies for estimating the ACL consider available relevant information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed.

Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent financial assets where we have determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and we expect repayment of the financial asset to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset.

Uncertainties associated with increased originations of commercial business loans, as well as continued originations of commercial real estate and multi-family residential real estate loans may result in errors in judging collectability, which may lead to additional provisions for credit losses or charge-offs, which would negatively affect our operations.

Our recent and intended increases in the level of our commercial lending (including commercial business loans, commercial real estate loans and multi-family residential real estate loans) have required and would likely require us to lend to borrowers with which we have limited or no experience. Recently originated loans are unseasoned and we do not have a significant payment history pattern with which to judge future collectability. Further, newly originated loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of newly originated loans. These loans may have delinquency or charge-off levels above our recent historical experience, which could adversely affect our future performance. Further, these types of loans generally have larger balances and involve a greater risk than one-to four-family residential mortgage loans. Accordingly, if we make any errors in judgment in the collectability of these loans, any resulting charge-offs may be larger on a per loan basis than those incurred historically with our single-family residential mortgage loans.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or regulations, or more stringent interpretations or enforcement policies with respect to existing laws and regulations may increase our exposure to environmental liability, and heightened pressure from investors and other stakeholders may require us to incur additional expenses with respect to environmental matters. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to Operational Matters

We rely heavily on certificates of deposit, which has increased our cost of funds and could continue to do so in the future.

Our reliance on certificates of deposit to fund our operations has resulted in a higher cost of funds than would otherwise be the case if we had a higher percentage of demand deposits, savings deposits and money market accounts. In addition, if our certificates of deposit do not remain with us, we may be required to access other sources of funds, including loan sales, other types of deposits, including replacement certificates of deposit, securities sold under agreements to repurchase, advances from the Federal Home Loan Bank of Chicago and other borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on our certificates of deposit.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain skilled people. Competition for the best people in most activities engaged in by us can be intense, and we may not be able to hire sufficiently skilled people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our markets, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Loss of key employees may disrupt relationships with certain customers.

Our business is primarily relationship-driven in that many of our key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationship with our key personnel is good, we cannot guarantee that all of our key personnel will remain with our organization. Loss of such key personnel, should they enter into an employment relationship with one of our competitors, could result in the loss of some of our customers.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and suffer damage to our reputation.

Risks associated with system failures, interruptions, or breaches of cybersecurity could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits and loans. We have established policies and procedures to prevent or limit the effect of system failures, interruptions, and security breaches, but such events may still occur or may not be adequately addressed if they do occur. Although we take numerous protective measures and otherwise endeavor to protect and maintain the privacy and security of confidential data, these systems may be vulnerable to unauthorized access, computer viruses, other malicious code, cyber-attacks, cyber-theft and other events that could have a security impact. If one or more of such events were to occur, this potentially could jeopardize confidential and other information processed and stored in, and transmitted through, our systems or otherwise cause interruptions or malfunctions in our or our customers' operations.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny, or expose us to litigation and possible financial liability. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully covered by our insurance. Any of these events could have a material adverse effect on our financial condition and results of operations.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use a broad and diversified set of risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses as a result of our failure to properly anticipate and manage these risks.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

Our loans to businesses and individuals and our deposit relationships and related transactions are subject to exposure to the risk of loss due to fraud and other financial crimes. We have experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent such losses, losses may still occur.

Our board of directors relies to a large degree on management and outside consultants in overseeing cybersecurity risk management.

The Bank has an Information Technology Committee, consisting of the President, Chief Retail Officer, Chief Information Officer, Chief Financial Officer and staff from other departments within our organization. The committee meets quarterly, or more frequently if needed, and reports to the board of directors after each meeting through committee minutes. We also engage outside consultants to support its cybersecurity efforts. Our directors do not have significant experience in cybersecurity risk management in other business entities comparable to the Bank and rely on the President and Chief Information Officer for cybersecurity guidance.

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which may include Federal Home Loan Bank advances, proceeds from the sale of loans, federal funds purchased and brokered certificates of deposit. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, other commercial banks, investment banks, mutual and hedge funds, and other financial institutions. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or by other institutions and organizations. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to us. Any such losses could materially and adversely affect our results of operations.

Recently we have held larger levels of certificates of deposit, which has increased our cost of funds and could continue to do so in the future.

At December 31, 2024, certificates of deposit comprised 66.6% of our total deposits as compared to 61.3% at December 31, 2023. Our increased levels of certificates of deposit have resulted in a higher cost of funds than would otherwise be the case if we had a higher percentage of demand deposits and savings deposits. In addition, if our certificates of deposit do not remain with us, we may be required to access other sources of funds, including loan sales, other types of deposits, FHLB advances and other borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay on our certificates of deposit.

Interruption of our customers' supply chains and federal funding could negatively impact their business and operations and impact their ability to repay their loans.

Any material interruption in our customers' supply chains, such as a material interruption of the resources required to conduct their business, such as those resulting from interruptions in service by third-party providers, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, reductions in federal subsidies or grants, social or labor unrest, natural disasters, epidemics or pandemics or political disputes and military conflicts, that cause a material disruption in our customers' supply chains, could have a negative impact on their business and ability to repay their borrowings with us. In the event of disruptions in our customers' supply chains, the labor and materials they rely on in the ordinary course of business may not be available at reasonable rates or at all. Additionally, changes in distribution of federal funds or freezing of federal funds, including reductions in federal workforce causing unemployment, could have an adverse effect on the ability of consumers and businesses to pay debts and/or affect the demand for loans and deposits.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

Tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future.

Risks Related to Competitive Matters

Consumers may decide to use alternative options to complete financial transactions.

Technology is allowing parties to complete financial transactions through alternative methods that historically have involved banks. Consumers can now easily access historically banking needs through online banking accounts, brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete certain transactions without the assistance of banks.

The removal of banking with financial transactions could result in the loss of customer loans, customer deposits, and the related fee income generated from those loans and deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market areas, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, money market funds, insurance companies, and brokerage firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence and offer certain services that we do not or cannot provide, all of which benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Competitive factors driven by consumer sentiment or otherwise can also reduce our ability to generate fee income, such as through overdraft fees.

Risks Related to Mortgage Banking Operations

Secondary mortgage market conditions could have a material impact on our financial condition and results of operations.

Our mortgage banking operations provide a significant portion of our non-interest income. In addition to being affected by interest rates, the secondary mortgage markets are also subject to investor demand for residential mortgage loans and increased investor yield requirements for these loans. These conditions may fluctuate or worsen in the future. In light of current conditions, there is greater risk in retaining mortgage loans pending their sale to investors. We believe our ability to retain fixed-rate residential mortgage loans is limited. As a result, a prolonged period of secondary market illiquidity may reduce our loan production volumes and could have a material adverse effect on our financial condition and results of operations.

Changes in the programs offered by secondary market purchasers or our ability to qualify for their programs may reduce our mortgage banking revenues, which would negatively impact our non-interest income.

We generate mortgage revenues primarily from gains on the sale of single-family mortgage loans pursuant to programs currently offered by Fannie Mae, Freddie Mac, Ginnie Mae and non-GSE investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Any future changes in these programs, our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, materially adversely affect our results of operations.

If we are required to repurchase mortgage loans that we have previously sold, it could negatively affect our earnings.

One of our primary business operations is our mortgage banking, which involves originating residential mortgage loans for sale in the secondary market under agreements that contain representations and warranties related to, among other things, the origination and characteristics of the mortgage loans. We may be required to repurchase mortgage loans that we have sold in cases of borrower default or breaches of these representations and warranties. If we are required to repurchase mortgage loans or provide indemnification or other recourse, this could increase our costs and thereby affect our future earnings.

Risks Related to Environmental and Other Global Matters

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes and other issues. The impact on our customers will likely vary depending on their specific attributes, including reliance on and role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of asset securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our business, financial condition, and results of operations could be adversely affected by natural disasters, health epidemics, and other catastrophic events.

We could be adversely affected if key personnel or a significant number of employees were to become unavailable due to a pandemic, natural disaster, war, act of terrorism, accident, or other reason. Any of these events could result in the temporary reduction of operations, employees, and customers, which could limit our ability to provide services. Additionally, many of our borrowers may suffer property damage, experience interruption of their businesses or lose their jobs after such events. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value.

Risks Related to Accounting Matters

Changes in our accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Our accounting policies are essential to understanding our financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain, and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the Financial Accounting Standards Board and the Securities and Exchange Commission change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our consolidated financial statements. These changes are beyond our control, can be hard to predict and could materially affect how we report our consolidated financial condition and consolidated results of operations. We could also be required to apply a new or revised standard retroactively, which may result in our restating our prior period consolidated financial statements.

The need to account for certain assets at estimated fair value may adversely affect our results of operations.

We report certain assets, such as loans held for sale, at estimated fair value. Generally, for assets that are reported at fair value, we use quoted market prices or valuation models that utilize observable market inputs to estimate fair value. Because we carry these assets on our books at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk.

Other Risks Related to Our Business

Legal and regulatory proceedings and related matters could adversely affect us or the financial services industry in general.

We, and other participants in the financial services industry upon whom we rely to operate, have been and may in the future become involved in legal and regulatory proceedings. Most of the proceedings we consider to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and other participants in the financial services industry or we may not prevail in any proceeding or litigation.

Any litigation or regulatory proceeding could entail substantial costs and divert management's attention away from our operations, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

Changes in the valuation of our securities portfolio could adversely affect our profits.

Our securities portfolio may be impacted by fluctuations in fair value, potentially reducing accumulated other comprehensive income (loss) and/or earnings. Fluctuations in fair value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for credit impairment on a monthly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts' reports and, to a lesser extent given the relatively insignificant levels of depreciation in our debt portfolio, spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. In analyzing an equity issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts within a one-year time frame. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our stockholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. The declines in fair value could result in a material adverse effect on our capital levels.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to make investments in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment of our liabilities to ensure that there is adequate liquidity to fund operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. Our most important source of funds is our deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk adjusted return, which are strongly influenced by such external factors as the direction of interest rates, local and national economic conditions and the availability and attractiveness of alternative investments. Further, the demand for deposits may be reduced due to a variety of factors such as negative trends in the banking sector, the level of and/or composition of our uninsured deposits, demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, which would increase our funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity. Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and/or loans, brokered deposits, borrowings from the FHLB and/or FRB discount window, and unsecured borrowings. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of our business activity as a result of a downturn in markets or by one or more adverse regulatory actions against us or the financial sector in general. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Acquisitions may disrupt our business and dilute stockholder value.

We regularly evaluate merger and acquisition opportunities with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. We would seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services.

Acquiring other banks, businesses, or branches may have an adverse effect on our financial results and may involve various other risks commonly associated with acquisitions, including, among other things:

- difficulty in estimating the value of the target company;

- payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short and long term;

- potential exposure to unknown or contingent tax or other liabilities of the target company;

- exposure to potential asset quality problems of the target company;

- potential volatility in reported income associated with goodwill impairment losses;

- difficulty and expense of integrating the operations and personnel of the target company;

- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits;

- potential disruption to our business;

- potential diversion of our management's time and attention;

- the possible loss of key employees and customers of the target company; and

- potential changes in banking or tax laws or regulations that may affect the target company.

Various factors may make takeover attempts more difficult to achieve.

Our articles of incorporation and bylaws, federal regulations, Maryland law, shares of restricted stock and stock options that we have granted or may grant to employees and directors and stock ownership by our management and directors, and various other factors may make it more difficult for companies or persons to acquire control of Waterstone Financial without the consent of our board of directors. A shareholder may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock.

Potential downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on our operations, earnings and financial condition.

A possible future downgrade of the sovereign credit ratings of the U.S. government and a decline in the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Such ratings actions could result in a significant adverse impact on us. Among other things, a downgrade in the U.S. government's credit rating could adversely impact the value of our securities portfolio and may trigger requirements that we post additional collateral for trades relative to these securities. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instruments would significantly exacerbate the other risks to which we are subject and any related adverse effects on the business, financial condition and results of operations.

<u>**Item 1B.**</u> **Unresolved Staff Comments**

None

Item 1C.   Cybersecurity

The Company recognizes the security of our banking operations is critical to protecting our customers, maintaining our reputation and preserving the value of the Company. The Board of Directors, through the Information Technology Steering Committee (ITSC) and Compliance Risk Management Committee (CRMC), provides direction and oversight of the risk management framework of the Company including cybersecurity risks. The ITSC and CRMC establish policies and procedures for the measurement of the effectiveness and efficiency of information security controls related to both design and operations. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cyber threats when they occur.

The Committees have the authority to conduct or authorize reviews into areas within its scope of responsibility, which is all items impacting information security. The Committees focus on the following:

- Promote effective information technology and information security governance.
- Critically evaluate and assess the direction and progress of major IT-related projects, IT security decisions, IT priorities, and overall IT and IT security performance.
- Review and approve significant IT and information security related policies, including annual changes.
- Review and approve IT and information security risk assessments on an annual basis.
- Discuss activities and requirements pertaining to the Information Security Program.
- Oversee requirements of the Bank's Vendor Management Policy, including processes for approving third-party providers including the financial condition, business resilience, and IT security position of third-parties.
- Ensure risk assessments and New Vendor Relationship Information is completed for all vendor relationships.
- Review and approve risk assessments for significant, critical vendor relationships on an annual basis.
- Examine the Bank's Business Continuity and Disaster Recovery Plan, including updates and testing.
- Provide for comprehensive, effective, and, if required, independent audit coverage of IT risks and controls.
- Analyze all regulatory examination reports and internal and external audit reports impacting information technology as well as any required responses and/or updates.
- Assess the performance of the Committee and the Committee's role and responsibilities on an annual basis.
- Identify, analyze, and determine strategic risk tolerance and/or mitigation direction for compliance risks identified as high and/or those with an increasing risk profile.
- Review all regulatory examination reports impacting compliance and/or risk as well as any required responses

The Company leverages regular assessments to identify current and potential threats and vulnerabilities within the Company's environment. Technical vulnerabilities are identified using automated vulnerability scanning tools, penetration testing, and system management tools, whereas non-technical vulnerabilities are identified via process or procedural reviews. The Company conducts a variety of assessments throughout the year, both internally and through third parties. Vulnerability assessment and penetration tests are performed to provide the Company with an unbiased view of its environment and controls. Vulnerabilities identified during these assessments are inventoried in a centralized tracking system and reported to management on a regular basis. A multi-step approach is applied to identify, report and remediate these vulnerabilities, and the Company adjusts its information security policies, standards, processes and practices as necessary based on the information provided by these assessments. The results of key assessments are reported in summary to the Board of Directors annually.

The Board of Directors, through the ITSC and CRMC, provides direction and oversight of the enterprise-wide risk management framework of the Company, including the management of risks arising from cybersecurity threats. The Board of Directors review and approve the Information Security Policy. The Board of Directors receives regular presentations which include updates on cybersecurity risks, including the threat environment, evolving standards, projects and initiatives, vulnerability assessments, third-party and independent reviews, technological trends and information security considerations arising with respect to the Company's peers and third parties. The Board of Directors also receives information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the full Board of Directors discusses the Company's approach to cybersecurity risk management with the Company's President.

The Chief Information Officer ("CIO") works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans including an assessment of the potential materiality of any cybersecurity incident. The CIO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the ITSC and CRMC.

Management, including the CIO, regularly reviews with the Board of Directors the Company's cybersecurity programs, material cybersecurity risks and mitigation strategies and provides updates on notable developments in the cybersecurity threat landscape. Additionally, management follows a risk-based escalation process to notify the Board of Directors outside of the cycle of regular updates when an emerging risk or material issue is identified, such as a potentially significant cybersecurity threat or incident.

In 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including with respect to our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents, or provide assurances that we have not experienced an undetected cybersecurity threat or incident. To our knowledge, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Corporation, including its business strategy, results of operations or financial condition. With regard to the possible impact of future cybersecurity threats or incidents, see Item 1A, Risk Factors — Operational Risks.

Item 2. Properties

     We operate from our corporate center, our 14 full-service banking offices, our drive-through office and 14 automated teller machines, located in Milwaukee, Washington and Waukesha Counties, Wisconsin. The net book value of our premises, land, equipment and leasehold improvements was $19.4 million at December 31, 2024. The following table sets forth information with respect to our corporate center and our full-service banking offices as of December 31, 2024.

Corporate Center 11200 West Plank Court Wauwatosa, Wisconsin 53226	Wauwatosa 7500 West State Street Wauwatosa, Wisconsin 53213	Brookfield (1) 17495 W Capitol Dr. Brookfield, Wisconsin 53045
Franklin/Hales Corners 6555 South 108th Street Franklin, Wisconsin 53132	Germantown/Menomonee Falls W188N9820 Appleton Avenue Germantown, Wisconsin 53022	Oak Creek 6560 South 27th Street Oak Creek, Wisconsin 53154
Oconomowoc/Lake Country (1) 1233 Corporate Center Drive Oconomowoc, Wisconsin 53066	Pewaukee 1230 George Towne Drive Pewaukee, Wisconsin 53072	Waukesha/Brookfield 21505 East Moreland Blvd. Waukesha, Wisconsin 53186
West Allis/Greenfield Avenue 10101 West Greenfield Avenue West Allis, Wisconsin 53214	Fox Point/North Shore 8607 North Port Washington Road Fox Point, Wisconsin 53217	Greenfield/Loomis Road 5000 West Loomis Road Greenfield, Wisconsin 53220
West Allis/National Avenue 10296 West National Avenue West Allis, Wisconsin 53227	Oak Creek/Howell Avenue 8780 South Howell Avenue Oak Creek, Wisconsin 53154	Milwaukee/Oklahoma Avenue 6801 West Oklahoma Avenue Milwaukee, Wisconsin 53219

(1)   Leased property

     In addition to our banking offices, as of December 31, 2024, Waterstone Mortgage Corporation had nine offices in Florida, eight offices in New Mexico, six offices each in Virginia and Wisconsin, four offices each in Arizona, Oklahoma, and Texas, three offices in New Hampshire, two offices each in California, Idaho, Maryland, and Minnesota, and one office each in Colorado, Connecticut, Delaware, Iowa, Illinois, Kansas, Massachusetts, Michigan, Missouri, North Carolina, New Jersey, Rhode Island, South Carolina, and Tennessee.

Item 3. Legal Proceedings

     The information required by this item is set forth in Note 13 - Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities of the notes to consolidated financial statements.

Item 4. Mine Safety Disclosures

     Not applicable.

Part II

Item 5. **Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchase of Equity Securities**

Our shares of common stock are traded on the NASDAQ Global Select Market® under the symbol WSBF. The approximate number of shareholders of record of Waterstone common stock as of February 21, 2025 was 1,400. On that same date there were 19,319,808 shares of common stock issued and outstanding.

Following are the Company's monthly common stock repurchases during the fourth quarter of 2024.

Period	Total Number of Shares Purchased		Average Price Paid per Share(b)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plan(a)
October 1, 2024 - October 31, 2024	83,800	$	14.52	83,800	1,767,350
November 1, 2024 - November 30, 2024	11,020		14.94	11,020	1,756,330
December 1, 2024 - December 31, 2024	99,236		14.29	99,236	1,657,094
Total	194,056	$	14.43	194,056	1,657,094

(a) On April 23, 2024, the Board of Directors authorized the repurchase of an additional 2,000,000 shares of common stock pursuant to a new share repurchase plan. This plan has no expiration date.
(b) Includes 1% excise tax for repurchases greater than $1.0 million

PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total shareholder return on Waterstone Financial common stock, based on the market price of the common stock and assuming reinvestment of cash dividends, with the cumulative total return of companies on the KBW Nasdaq Bank Index and the Russell 2000. The graph assumes $100 was invested on December 31, 2019, in Waterstone Financial, Inc. common stock and each of those indices.

Waterstone Financial, Inc.



Total Return Performance
Waterstone Financial, Inc.
KBW NASDAQ Bank Index
Russell 2000 Index
Index Value
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150
100
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12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24

Index	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/30/24
Waterstone Financial, Inc.	100.00	107.24	132.89	111.96	97.29	96.43
KBW NASDAQ Bank Index	100.00	89.69	124.06	97.52	96.65	132.60
Russell 2000 Index	100.00	119.96	137.74	109.59	128.14	142.93

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis is presented to assist the reader in understanding and evaluating the Company's financial condition and results of operations. It is intended to complement the consolidated financial statements, footnotes, and supplemental financial data appearing elsewhere in this Annual Report on Form 10-K and should be read in conjunction therewith. The detailed discussion in the sections below focuses on the results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, and the financial condition as of December 31, 2024 compared to the financial condition as of December 31, 2023.

As described in the notes to consolidated financial statements, we have two reportable segments: community banking and mortgage banking. The community banking segment provides consumer and business banking products and services to customers. Consumer products include loan products, deposit products, and personal investment services. Business banking products include loans for working capital, inventory and general corporate use, commercial real estate construction loans, and deposit accounts. The mortgage banking segment, which is conducted through Waterstone Mortgage Corporation, consists of originating residential mortgage loans primarily for sale in the secondary market.

Our community banking segment generates the significant majority of our consolidated net interest income and requires the significant majority of our provision for credit losses. Our mortgage banking segment generates the significant majority of our noninterest income and a majority of our noninterest expenses. We have provided below a discussion of the material results of operations for each segment on a separate basis for the year ended December 31, 2024, compared the year ended December 31, 2023, which focuses on noninterest income and noninterest expenses. We have also provided a discussion of the consolidated operations of Waterstone Financial, which includes the consolidated operations of WaterStone Bank and Waterstone Mortgage Corporation, for the same periods.

For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, see "Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" Discussion of Results of Operations included in our 2023 Form 10-K, filed with the SEC on March 6, 2024.

Significant Items

There were no Significant Items for the years ended December 31, 2024 and 2023.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP and follow general practices within the banking industry. Application of these principles requires management to make complex and subjective estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below involve a heightened level of management judgment due to the complexity, subjectivity and sensitivity involved in their application.

See Note 1 - Summary of Significant Accounting Policies to the consolidated financial statements contains a further discussion of our significant accounting policies.

Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets.

Allowance for Credit Losses. The ACL represents management's estimate of current expected credit losses, or the amount of amortized cost basis not expected to be collected, on our loan portfolio and the amount of credit loss impairment on our AFS securities portfolio. Determining the amount of the ACL is considered a critical accounting estimate because of its complexity and because it requires extensive judgment and estimation. Estimates that are particularly susceptible to change that may have a material impact on the amount of the ACL include:

- Our evaluation of current conditions;
- Our assessment that the physical condition of the real estate has not significantly changed since the last valuation date;
- Our determination of a reasonable and supportable economic forecast and selection of the reasonable and supportable forecast period;
- Our evaluation of historical loss experience;
- Our evaluation of changes in composition and characteristics of the loan portfolio, including internal risk ratings;
- Our estimate of expected prepayments;
- Our selection of models and modeling techniques may also have a material impact on the estimate;
- The value of underlying collateral, which may impact loss severity and certain cash flow assumptions for collateral-dependent, criticized and classified loans;
- Our selection and evaluation of qualitative factors; and
- Our estimate of expected cash flows on AFS debt securities in unrealized loss positions.

The appropriateness of the allowance for credit losses is reviewed and approved quarterly by the WaterStone Bank Board of Directors. The allowance reflects management's best estimate of the amount needed to provide for the future losses over the life of the loan portfolio, and is based on a loss model using a forecast and historical losses developed and implemented by management and approved by the WaterStone Bank Board of Directors.

Actual results could differ from this estimate, and future additions to the allowance may be necessary based on unforeseen changes in loan quality and economic conditions. More specifically, if our future charge-off experience increases substantially from our past experience, or if the value of underlying loan collateral, in our case mostly real estate, declines in value by a substantial amount, or if unemployment in our primary market area increases significantly, our allowance for credit losses may be inadequate and we will incur higher provisions for loan losses and lower net income in the future.

See Note 1 - Summary of Significant Accounting Policies to the consolidated financial statements describes the methodology used to determine the ACL.

In addition, state and federal regulators periodically review the WaterStone Bank allowance for credit losses. Such regulators have the authority to require WaterStone Bank to recognize additions to the allowance at the time of their examination.

Income Taxes. The Company and its subsidiaries file consolidated federal, combined state income tax, and separate state income tax returns. The provision for income taxes is based upon income in the consolidated financial statements, rather than amounts reported on the income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as for net operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that a deferred tax asset will not be realized. The determination of the realizability of deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Examples of positive evidence may include the existence of taxes paid in available carry-back years as well as the probability that taxable income will be generated in future periods. Examples of negative evidence may include cumulative losses in a current year and prior two years and general business and economic trends.

Positions taken in the Company's tax returns are subject to challenge by the taxing authorities upon examination. The benefit of uncertain tax positions are initially recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Interest and penalties on income tax uncertainties are classified within income tax expense in the consolidated statements of operations.

Fair Value Measurements. The Company determines the fair value of its assets and liabilities in accordance with ASC 820. ASC 820 establishes a standard framework for measuring and disclosing fair value under generally accepted accounting principles. A number of valuation techniques are used to determine the fair value of assets and liabilities in the Company's financial statements. The valuation techniques include quoted market prices for investment securities, appraisals of real estate from independent licensed appraisers and other valuation techniques. Fair value measurements for assets and liabilities where limited or no observable market data exists are based primarily upon estimates, and are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the valuation results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. Significant changes in the aggregate fair value of assets and liabilities required to be measured at fair value or for impairment are recognized in the consolidated statements of operations under the framework established by generally accepted accounting principles.

Recent Accounting Pronouncements.

Refer to Note 1- Summary of Significant Accounting Policies of our consolidated financial statements for a description of recent accounting pronouncements including the respective dates of adoption and effects on results of operations and financial condition.

Selected Financial Data

The summary financial information presented below is derived in part from the Company's audited financial statements, although the table itself is not audited.

		At or for the Year Ended December 31,				
		2024		2023		2022
		(In Thousands, except per share amounts)				
Selected Financial Condition Data:						
Total assets	$	2,209,608	$	2,213,389	$	2,031,672
Cash and cash equivalents		39,761		36,421		46,642
Securities available for sale		208,549		204,907		196,588
Loans held for sale		135,909		164,993		131,188
Loans receivable		1,680,576		1,664,215		1,510,178
Allowance for credit losses		18,247		18,549		17,757
Loans receivable, net		1,662,329		1,645,666		1,492,421
Real estate owned, net		505		254		145
Deposits		1,359,897		1,190,624		1,199,012
Borrowings		446,519		611,054		386,784
Total shareholders' equity		339,135		344,056		370,486
Selected Operating Data:						
Interest income	$	113,168	$	99,208	$	70,245
Interest expense		67,000		48,993		13,291
Net interest income		46,168		50,215		56,954
Provision (credit) for credit losses		(168)		656		968
Net interest income after provision for credit losses		46,336		49,559		55,986
Noninterest income		89,302		81,185		105,555
Noninterest expense		111,636		119,712		137,062
Income before income taxes		24,002		11,032		24,479
Provision for income taxes		5,314		1,657		4,992
Net income	$	18,688	$	9,375	$	19,487
Per common share:						
Income per share - basic	$	1.01	$	0.47	$	0.89
Income per share - diluted	$	1.01	$	0.46	$	0.89
Book value	$	17.53	$	16.94	$	16.71
Dividends declared	$	0.60	$	0.70	$	0.80

	At or for the Year Ended December 31,		
	2024	**2023**	**2022**
Selected Financial Ratios and Other Data:			
Performance Ratios:			
Return on average assets	0.84%	0.44%	0.96%
Return on average equity	5.48	2.62	4.91
Interest rate spread (1)	1.51	1.83	2.76
Net interest margin (2)	2.17	2.46	3.00
Noninterest expense to average assets	5.01	5.56	6.79
Efficiency ratio (3)	82.41	91.11	84.34
Average interest-earing assets to average interest-bearing liabilities	121.54	126.10	134.23
Dividend payout ratio (4)	59.41	148.94	146.07
Capital Ratios:			
Waterstone Financial, Inc.:			
Equity to total assets at end of period	15.35%	15.54%	18.24%
Average equity to average assets	15.30	16.64	19.66
Total capital to risk-weighted assets	20.90	21.50	24.36
Tier 1 capital to risk-weighted assets	19.81	20.39	23.29
Common equity tier 1 capital to risk-weighted assets	19.81	20.39	23.29
Tier 1 capital to average assets	16.04	16.77	19.45
WaterStone Bank:			
Total capital to risk-weighted assets	20.29	20.10	21.52
Tier 1 capital to risk-weighted assets	19.21	18.99	20.46
Common equity tier 1 capital to risk-weighted assets	19.21	18.99	20.46
Tier 1 capital to average assets	15.55	15.62	17.08
Asset Quality Ratios:			
Allowance for credit losses - loans as a percent of total loans	1.09%	1.11%	1.18%
Allowance for credit losses - loans as a percent of non-performing loans	322.10	385.79	412.28
Net (recoveries) charge-offs to average outstanding loans during the period	(0.00)	0.01	(0.04)
Non-performing loans as a percent of total loans	0.34	0.29	0.29
Non-performing assets as a percent of total assets	0.28	0.23	0.22
Other Data:			
Number of full-service banking offices	14	14	14
Number of full-time equivalent employees	600	698	742

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) Represents dividends paid per share divided by basic earnings per share.

Comparison of Consolidated Waterstone Financial, Inc. Financial Condition at December 31, 2024 and at December 31, 2023

Total Assets. Total assets decreased by $3.8 million, or 0.2%, to $2.21 billion at December 31, 2024 from $2.21 billion at December 31, 2023. The decrease in total assets primarily reflects the decrease in loans held for sale, partially offset by increases in loans held for investment, cash surrender value of life insurance, and cash and cash equivalents.

Cash and Cash Equivalents. Cash and cash equivalents increased $3.3 million to $39.8 million at December 31, 2024 from $36.4 million at December 31, 2023. The increase in cash and cash equivalents primarily reflects the decrease in funding of loans held for sale and increase in deposit liabilities.

Securities Available for Sale. Securities available for sale increased by $3.6 million to $208.5 million at December 31, 2024 from $204.9 million at December 31, 2023. The increase was primarily due to purchases of municipal bonds to take advantage of the increase in interest rates. The increase was partially offset by an increase in unrealized losses on securities, as rising long-term rates put downward pressure on securities prices. Purchases for the year exceeded the combination of security paydowns and maturities of debt securities.

Loans Held for Sale. Loans held for sale decreased $29.1 million, or 17.6%, to $135.9 million at December 31, 2024 from $165.0 million at December 31, 2023 due to an increase in mortgage rates at the end of the year.

Loans Receivable. Loans receivable held for investment increased $16.4 million, or 1.0%, to $1.68 billion at December 31, 2024 from $1.66 billion at December 31, 2023. The increase in total loans receivable was primarily attributable to increases in each of the multi-family, construction, and commercial real estate loan categories offset by a decrease in the one-to-four family loan category.

Allowance for Credit Losses. The allowance for credit losses decreased $302,000 to $18.2 million at December 31, 2024 from $18.5 million at December 31, 2023. The decrease primarily resulted from a decrease in historical loss rates and changed in qualitative factors. Net recoveries totaled $40,000 for the year ended December 31, 2024. During the year ended December 31, 2024, we made adjustments to our qualitative factors, primarily to account for the changes in internal metrics and external risk factors. See Note 3 - Loans Receivable of the notes to consolidated financial statements for further discussion on the allowance for credit losses. The forecast factor remained unchanged as we monitor the economic environment going forward.

Prepaid Expenses and Other Assets. Total prepaid expenses and other assets decreased $4.2 million to $48.3 million at December 31, 2024 from $52.4 million at December 31, 2023. The decrease was primarily due to a decrease in the mortgage servicing rights asset as well as decreases in receivables in the mortgage banking segment and a decrease in deferred tax assets due to a decrease in the Wisconsin state effective tax rate.

Deposits. Deposits increased by $169.3 million to $1.36 billion at December 31, 2024, from $1.19 billion at December 31, 2023. The increase was driven by $94.3 million in new brokered certificates of deposit, an increase of $81.0 million in non-brokered certificates of deposit, and an increase of $10.0 million in money market and savings deposits. The increase as partially offset by a decrease of $16.0 million in demand deposits. The increase in deposits was used to fund the increase in loans held for investment and replacing matured borrowings.

Borrowings. Total borrowings decreased $164.5 million to $446.5 million at December 31, 2024, from $611.1 million at December 31, 2023. The community banking segment decreased its short-term FHLB borrowings by $15.4 million and its long-term FHLB borrowings by $5.0 million. In addition, the $145.0 million short-term borrowing from the Federal Reserve Bank was paid down in the fourth quarter of 2024. External short-term borrowings at the mortgage banking segment increased a total of $900,000 to $3.0 million at December 31, 2024 from $2.1 million at December 31, 2023. The overall decrease in borrowings was primarily offset by the increase in deposits.

Other Liabilities. Other liabilities decreased $2.6 million to $58.4 million at December 31, 2024 compared to $61.0 million at December 31, 2023. Other liabilities decreased primarily due to decreases in loan sale liability and amounts payable to investors in the mortgage banking segment.

Shareholders' Equity. Shareholders' equity decreased by $4.9 million, or 1.4%, to $339.1 million at December 31, 2024 from $344.1 million at December 31, 2023. Shareholders' equity decreased primarily due to the the ongoing repurchase of stock, dividends paid, and decrease in the fair value of the securities portfolio. Partially offsetting the decreases, there were increases due to the net income, additional paid-in capital as stock options were exercised and equity awards vested, and unearned ESOP shares vesting.

Comparison of Community Banking Segment Operations for the Years Ended December 31, 2024 and 2023

Net income from our community banking segment for the year ended December 31, 2024 totaled $17.0 million compared to $18.6 million for the year ended December 31, 2023. Net interest income decreased $3.8 million to $48.0 million for the year ended December 31, 2024 compared to $51.7 million for the year ended December 31, 2023. Interest income on loans increased as replacement rates and average loans held for investment balances were higher than in the prior year and interest income on mortgage-related securities and debt securities, federal funds sold and short-term investments increased due to the increase in the average balance and replacement rates. Offsetting the increases in interest income, interest expense on deposits and borrowings increased as replacement rates and average balances increased.

There was a negative provision for credit losses of $145,000 for the year ended December 31, 2024 compared to a provision for credit losses of $441,000 for the year ended December 31, 2023. The negative provision for credit losses consisted of a $319,000 negative provision related to adjustments to our qualitative factors, primarily to account for the changes in internal metrics and external risk factors and a $174,000 of provision related to unfunded commitments as the loan pipeline balance decreased for the year ended December 31, 2024. The negative provision for credit losses related to loans was primarily due to a decrease in historical loss rates and certain qualitative factors. During the year ended December 31, 2024, we made adjustments to our qualitative factors, primarily to account for the changes in internal metrics and external risk factors. The forecast factor remained unchanged as we monitor the economic environment going forward.

Noninterest income increased $916,000 for the year ended December 31, 2024 due primarily to a $231,000 death benefit received in 2024, earnings on the bank owned life insurance, and loan swap fees.

Compensation, payroll taxes, and other employee benefits expense increased $819,000 to $20.7 million during the year ended December 31, 2024 primarily due to increased health insurance costs. Other noninterest expense decreased $1.3 million to $2.5 million as certain loan-related expenses paid to the mortgage banking segment for the purchase of single-family adjustable rate mortgage loans decreased compared to the prior year. These fees are eliminated in the consolidated statements of income.

Comparison of Mortgage Banking Segment Operations for the Years Ended December 31, 2024 and 2023

Net income totaled $1.4 million for the year ended December 31, 2024 compared to net loss of $9.6 million for the year ended December 31, 2023. We originated $2.15 billion in mortgage loans held for sale (including sales to the community banking segment) during the year ended December 31, 2024, which represents an increase of $26.6 million, or 1.3%, from the $2.12 billion originated during the year ended December 31, 2023. The increase in loan production volume was driven by a $109.4 million, or 128.5%, increase in refinance products due to a decrease in mortgage rates at various points throughout the year. Mortgage purchase products decreased $82.8 million, or 4.1% as housing inventory remained low and interest rates remained relatively high. Total mortgage banking noninterest income increased $5.8 million, or 7.4%, to $84.3 million during the year ended December 31, 2024 compared to $78.5 million during the year ended December 31, 2023. The increase in mortgage banking noninterest income was related to a 1.3% increase in volume and a 6.6% increase in gross margin on loans originated and sold for the year ended December 31, 2024 compared to December 31, 2023. Gross margin on loans originated and sold is the ratio of mortgage banking income (excluding the change in interest rate lock fair value) divided by total loan originations. The gross margin on loans originated and sold contraction reflects decreased industry demand due to the increased competition from mortgage originators. We sell loans on both a servicing-released and a servicing-retained basis. Waterstone Mortgage Corporation has contracted with a third party to service the loans for which we retain servicing.

Our gross margin can be affected by the mix of both loan type (conventional loans versus governmental) and loan purpose (purchase versus refinance). Conventional loans include loans that conform to Fannie Mae and Freddie Mac standards, whereas governmental loans are those loans guaranteed by the federal government, such as a Federal Housing Authority or U.S. Department of Agriculture loan. Our origination efforts continue to be focused on loans made for the purpose of residential purchases, as opposed to mortgage refinance. The percentage of origination volume related to purchase activity decreased to 88.9% from 96.0% of total originations for the year ended December 31, 2024 and 2023, respectively, as a year-over-year decrease in rates drove an increase in refinance activity, while low housing inventory and still relatively high interest rates suppressed purchase activity. The mix of loan type trended towards more conventional loans and less government loans, with a mix of 63.8% and 36.2%, respectively of all loan originations, respectively, during the year ended December 31, 2024, compared to 59.0% and 41.0% of all originations, respectively, during the year ended December 31, 2023.

During the year ended December 31, 2024, the Company sold mortgage servicing rights related to $233.1 million in loans serviced for third parties. The sale generated $2.1 million in net proceeds and a $152,000 gain. During the year ended December 31, 2023, the Company sold mortgage servicing rights related to $318.4 million in loans services for third parties, which generated $3.5 million in net proceeds and a $583,000 gain.

Total compensation, payroll taxes and other employee benefits decreased $3.7 million, or 5.7%, to $61.4 million for the year ended December 31, 2024 compared to $65.1 million for the year ended December 31, 2023. The decrease primarily related to decreased salary expense and incentives expense driven by reduced employee headcount and a decrease in new branches added over the past year.

Comparison of Consolidated Waterstone Financial, Inc. Results of Operations for the Years Ended December 31, 2024 and 2023

| | Years Ended December 31, | |
| | 2024 | 2023 |
	(Dollars In Thousands, except per share amounts)	
Net income	$ 18,688	$ 9,375
Earnings per share - basic	1.01	0.47
Earnings per share - diluted	1.01	0.46
Return on average assets	0.84%	0.44%
Return on average equity	5.48%	2.62%

Average Balance Sheets, Interest and Yields/Costs

The following table set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. Non-accrual loans were included in the computation of the average balances of loans receivable and held for sale. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense. Yields on interest-earning assets are computed on a fully tax-equivalent yield, where applicable.

	Years Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(Dollars in Thousands)					
Assets									
Interest-earning assets:									
Loans receivable and held for sale [1]	$ 1,838,761	103,066	5.61%	$ 1,752,806	90,148	5.14%	$ 1,467,306	62,935	4.29%
Mortgage related securities [2]	170,671	4,496	2.63%	172,318	4,053	2.35%	162,584	3,241	1.99%
Debt securities, federal funds sold and short-term investments [2][3]	114,617	5,853	5.11%	119,650	5,201	4.35%	269,171	4,271	1.59%
Total interest-earning assets	2,124,049	113,415	5.34%	2,044,774	99,402	4.86%	1,899,061	70,447	3.71%
Noninterest-earning assets	103,284			106,532			120,744		
Total assets	$ 2,227,333			$ 2,151,306			$ 2,019,805		
Liabilities and equity									
Interest-bearing liabilities:									
Demand accounts	$ 90,068	98	0.11%	80,143	82	0.10%	72,751	61	0.08%
Money market and savings accounts	296,361	5,654	1.91%	309,119	4,529	1.47%	391,170	1,201	0.31%
Certificates of deposit	773,616	34,193	4.42%	700,034	21,127	3.02%	602,332	3,601	0.60%
Certificates of deposit - brokered	15,004	628	4.19%	-	-	0.00%	-	-	0.00%
Total interest-bearing deposits	1,175,049	40,573	3.45%	1,089,296	25,738	2.36%	1,066,253	4,863	0.46%
Borrowings	572,539	26,427	4.62%	532,248	23,255	4.37%	348,482	8,428	2.42%
Total interest-bearing liabilities	1,747,588	67,000	3.83%	1,621,544	48,993	3.02%	1,414,735	13,291	0.94%
Noninterest-bearing liabilities									
Non interest-bearing deposits	91,288			120,321			159,495		
Other noninterest-bearing liabilities	47,680			51,439			48,500		
Total noninterest-bearing liabilities	138,968			171,760			207,995		
Total liabilities	1,886,556			1,793,304			1,622,730		
Equity	340,777			358,002			397,075		
Total liabilities and equity	$ 2,227,333			$ 2,151,306			$ 2,019,805		
Net interest income / Net interest rate spread [4]		46,415	1.51%		50,409	1.84%		57,156	2.77%
Less: taxable equivalent adjustment		247	0.01%		194	0.01%		202	0.01%
Net interest income, as reported		46,168	1.50%		50,215	1.83%		56,954	2.76%
Net interest-earning assets [5]	$ 376,461			$ 423,230			$ 484,326		
Net interest margin [6]			2.17%			2.46%			3.00%
Tax equivalent effect			0.02%			0.01%			0.01%
Net interest margin on a fully tax equivalent basis			2.19%			2.47%			3.01%
Average interest-earning assets to average interest-bearing liabilities	121.54%			126.10%			134.23%		

[1] Includes net deferred loan fee amortization income of $663,000, $643,000 and $684,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

[2] Includes available for sale securities.

[3] Interest income from tax exempt securities is computed on a taxable equivalent basis using a tax rate of 21% for the years ended December 31, 2024, 2023, and 2022. The yields on debt securities, federal funds sold and short-term investments before tax-equivalent adjustments were 4.89%, 4.18%, and 1.51% for the years ended December 31, 2024, 2023, and 2022, respectively.

[4] Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities and is presented on a fully tax equivalent basis.

[5] Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

[6] Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments for any of the years presented.

	Years Ended December 31, 2024 versus 2023 Increase (Decrease) due to			Years Ended December 31, 2023 versus 2022 Increase (Decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
			(In Thousands)			
Interest and dividend income:						
Loans receivable and held for sale [1][2]	$ 4,115	$ 8,803	$ 12,918	$ 13,483	$ 13,730	$ 27,213
Mortgage related securities [3]	(39)	482	443	202	610	812
Other interest-earning assets [3][4]	(230)	816	586	(3,376)	4,306	930
Total interest-earning assets	3,846	10,101	13,947	10,309	18,646	28,955
Interest expense:						
Demand accounts	9	7	16	6	15	21
Money market and savings accounts	(180)	1,305	1,125	(305)	3,633	3,328
Certificates of deposit - retail	2,415	10,651	13,066	677	16,849	17,526
Certificates of deposit - brokered	628	-	628	-	-	-
Total interest-bearing deposits	2,872	11,963	14,835	378	20,497	20,875
Borrowings	1,807	1,365	3,172	5,865	8,962	14,827
Total interest-bearing liabilities	4,679	13,328	18,007	6,243	29,459	35,702
Net change in net interest income	$ (833)	$ (3,227)	$ (4,060)	$ 4,066	$ (10,813)	$ (6,747)

[1] Includes net deferred loan fee amortization income of $663,000, $643,000 and $684,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

[2] Non-accrual loans have been included in average loans receivable balance.

[3] Includes available for sale securities.

[4] Interest income from tax exempt securities is computed on a taxable equivalent basis using a tax rate of 21% for the years ended December 31, 2024, 2023, and 2022.

Net Interest Income

Net interest income decreased $4.0 million, or 8.1%, to $46.2 million during the year ended December 31, 2024 compared to $50.2 million during the year ended December 31, 2023.

- Interest income on loans increased $12.9 million, or 14.3%, to $103.1 million during the year ended December 31, 2024 compared to $90.1 million during the year ended December 31, 2023 due primarily to a 47 basis point increase in average yield on loans as interest rates continued to increase over the past year and an increase in average loan balance as loans held for investment increased. The increase in average loan balance was driven by an increase of a $93.6 million, or 5.9%, in the average balance of loans held for investment.
- Interest income from mortgage related securities increased $443,000, or 10.9%, primarily as the yield increased by 28 basis points.
- Interest income from debt securities increased $599,000, or 12.0%, to $5.6 million, due primarily to a 71 basis point increase in yield. The increased yield was partially offset by a decrease of $5.0 million in average balance.
- Interest expense on time deposits increased $13.1 million, or 61.8%, primarily due to a 140 basis point increase in average cost of time deposits. Additionally, the average balance of retail time deposits increased $73.6 million compared to the prior year period. Including the new brokered time deposits, interest expense increased by $13.7 million. The average balance of brokered time deposits was $15.0 million.
- Interest expense on money market, savings, and escrow accounts increased $1.1 million, or 24.8%, due primarily to a 44 basis point increase in average cost of money market, savings, and escrow accounts as offering rates increased to match the Federal Funds Rate. Partially offsetting the increase in average cost, the average balance decreased $12.8 million as more money moved to time deposits.
- Interest expense on borrowings increased $3.2 million, or 13.6%, to $26.4 million due to a 25 basis point increase in the cost of borrowings during the year ended December 31, 2024 compared to the year ended December 31, 2023 as we transitioned to more short-term fundings for a majority of the year. Additionally, the average balance increased $40.2 million to $572.5 million during the year ended December 31, 2024, compared to $532.3 million during the year ended December 31, 2023.

Provision for Credit Losses

There was a negative provision for credit losses of $168,000 during the year ended December 31, 2024 compared to a $656,000 provision for loan losses for the year ended December 31, 2023. The $168,000 negative provision for credit losses consisted of a $342,000 negative provision related to loans and $174,000 of provision related to unfunded commitments for the year ended December 31, 2024. The decrease in the loan portfolio provision is due to the decrease in historical loss factors and certain qualitative factors. During the year ended December 31, 2024, we made adjustments to our qualitative factors, primarily to account for the changes in internal metrics and external risk factors. The forecast factor remained unchanged as we monitor the economic environment going forward.

The provision is primarily a function of the Company's reserving methodology and assessments of certain quantitative and qualitative factors which are used to determine an appropriate allowance for credit losses for the period. See further discussion regarding the allowance for loan losses in the "Asset Quality" section for an analysis of charge-offs, nonperforming assets, specific reserves and additional provisions and the "Allowance for Credit Loss" section.

Noninterest Income

	Years Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
	(Dollars in Thousands)			
Service charges on loans and deposits	$ 2,060	$ 1,819	$ 241	13.2%
Increase in cash surrender value of life insurance	1,969	1,710	259	15.1%
Mortgage banking income	83,565	75,686	7,879	10.4%
Other	1,708	1,970	(262)	(13.3%)
Total noninterest income	$ 89,302	$ 81,185	$ 8,117	10.0%

Total noninterest income increased $8.1 million, or 10.0%, to $89.3 million during the year ended December 31, 2024 compared to $81.2 million during the year ended December 31, 2023.

- The increase in mortgage banking income was primarily the result of an increase in loan origination volume and a decrease in noninterest expenses. Gross margin on loans originated and sold is the ratio of mortgage banking income (excluding the change in interest rate lock fair value) divided by total loan originations. Total loan origination volume on a consolidated basis increased $106.3 million, or 5.3%, to $2.13 billion during the year ended December 31, 2024 compared to $2.02 billion during the year ended December 31, 2023. Gross margin on loans originated and sold increased 6.6% at the mortgage banking segment. Gross margin on loans originated and sold is the ratio of mortgage banking income (excluding the change in interest rate lock fair value) divided by total loan originations. See "Comparison of Mortgage Banking Segment Results of Operations for the Year December 31, 2024 and 2023" above, for additional discussion of the increase in mortgage banking income.
- Service charges on loans and deposits increased primarily due to an increase in loan prepayment fees and other loan fees.
- The decrease in other noninterest income was due primarily to an decrease in gain on sale of mortgage servicing rights. The Company sold mortgage servicing rights related to $233.1 million in loans serviced for third parties. The sale generated $2.1 million in net proceeds on a mortgage servicing rights book value of $2.0 million and resulted in a $152,000 gain during the year ended December 31, 2024. During the year ended December 31, 2023, the Company sold mortgage servicing rights related to $318.4 million in loans serviced for third parties. The sale generated $3.5 million in net proceeds and a $583,000 gain.

Noninterest Expenses

	Years Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
	(Dollars in Thousands)			
Compensation, payroll taxes, and other employee benefits	$ 81,078	$ 84,096	$ (3,018)	(3.6%)
Occupancy, office furniture, and equipment	7,573	8,323	(750)	(9.0%)
Advertising	3,554	3,779	(225)	(6.0%)
Data processing	4,978	4,653	325	7.0%
Communications	922	988	(66)	(6.7%)
Professional fees	3,184	2,686	498	18.5%
Real estate owned	26	4	22	550.0%
Loan processing expense	3,090	3,428	(338)	(9.9%)
Other	7,231	11,755	(4,524)	(38.5%)
Total noninterest expenses	$ 111,636	$ 119,712	$ (8,076)	(6.7%)

Total noninterest expenses decreased $8.1 million, or 6.7%, to $111.6 million during the year ended December 31, 2024 compared to $119.7 million during the year ended December 31, 2023.

- Compensation, payroll taxes and other employee benefit expense at our mortgage banking segment decreased $3.7 million, or 5.7%, to $61.4 million for the year ended December 31, 2024. The decrease primarily related to decreased salary expense and incentives expense driven by reduced employee headcount and a decrease in new branches added over the past year.
- Compensation, payroll taxes and other employee benefits expense at the community banking segment increased $819,000 or 4.1%, to $20.7 million during the year ended December 31, 2024. The increase was primarily due to an increase in health insurance expense as claims increased.
- Occupancy, office furniture and equipment expense at the mortgage banking segment decreased $789,000 to $3.9 million during the year ended December 31, 2024 primarily resulting from decreased rent and depreciation expenses and underperforming branches were closed over the past year.
- Occupancy, office furniture and equipment expense at the community banking segment increased $40,000 to $3.7 million during the year ended December 31, 2024 compared to the prior year. The increase was due primarily to increases related to new equipment expenses.
- Advertising expense decreased $225,000, or 6.0%, to $3.6 million during the year ended December 31, 2024. This was primarily due to a decrease at the mortgage banking segment in an effort to control costs.
- Data processing expense increased $325,000 or 7.0% to $5.0 million during the year ended December 31, 2024 This was primarily due to increases at the community banking segment for continued investments in technology, software, and security.
- Professional fees increased $498,000, or 18.5%, to $3.2 million during the year ended December 31, 2024. The increase was due to legal costs at the mortgage banking segment. In July 2022, a complaint was filed by Mutual of Omaha Mortgage, Inc. asserting claims against Waterstone Mortgage Corporation related to certain individuals hired by Waterstone Mortgage Corporation who previously worked for Mutual. The Company intends to continue to vigorously defend its interests in this matter and intends to pursue all possible defenses against the claims. In relation to this matter, we had an accrued legal liability balance of $1.3 million included within accrued liabilities on the consolidated balance sheets as of December 31, 2024.
- Other noninterest expense decreased $4.5 million, or 38.5%, to $7.2 million during the year ended December 31, 2024. The decrease primarily related to decreased provision for branch losses, branch overhead, provision for loan sale losses, and reversal of mortgage servicing rights impairment at the mortgage banking segment.

Income Taxes

Income tax expense increased $3.7 million to $5.3 million during the year ended December 31, 2024, compared to $1.7 million during the year ended December 31, 2023 as pretax income decreased $13.4 million. Income tax expense was recognized during the year ended December 31, 2024 at an effective rate of 22.1% compared to an effective rate of 15.0% during the year ended December 31, 2023.

On March 18, 2024, the State of Wisconsin Department of Revenue issued an emergency ruling with additional details of the law. This publication enabled us to estimate the impact on our Wisconsin state income tax expense. The impact moving forward should result in no Wisconsin state income taxes being expensed, resulting in a lower estimated effective tax rate. The elimination of Wisconsin state income tax expense resulted in the establishment of a valuation allowance for Wisconsin state income deferred tax assets, resulting in a one-time $1.1 million charge to state income tax expense in the first quarter. Partially offsetting the impact of the charge related to the valuation allowance we realized a one-time benefit of approximately $368,000 during the year to recognize a reduction in current state income tax provision.

Liquidity and Capital Resources

We maintain liquid assets at levels we consider adequate to meet our liquidity needs. The liquidity ratio is equal to average daily cash and cash equivalents for the period divided by average total assets. We adjust our liquidity levels to fund loan commitments, repay our borrowings, fund deposit outflows and pay real estate taxes on mortgage loans. We also adjust liquidity as appropriate to meet asset and liability management objectives. The operational adequacy of our liquidity position at any point in time is dependent upon the judgment of the Chief Financial Officer as supported by the Asset/Liability Committee. Liquidity is monitored on a daily, weekly and monthly basis using a variety of measurement tools and indicators. Regulatory liquidity, as required by the WDFI, is based on current liquid assets as a percentage of the prior month's average deposits and short-term borrowings. Minimum primary liquidity is equal to 4.0% of deposits and short-term borrowings and minimum total regulatory liquidity is equal to 8.0% of deposits and short-term borrowings.

Our primary sources of liquidity are deposits, amortization and repayment of loans, sales of loans held for sale, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan repayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competitors. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term, interest-earning assets, which provide liquidity to meet lending requirements. Additional sources of liquidity used to manage long- and short-term cash flows include advances from the FHLB.

A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2024 and 2023, $39.8 million and $36.4 million, respectively, of our assets were invested in cash and cash equivalents. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of debt and mortgage related securities, increases in deposit accounts, Federal funds purchased and advances from the FHLB.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

During the years ended December 31, 2024, and 2023, we originated on a consolidated basis $2.13 billion and $2.02 billion in loans for sale and sold loans on a consolidated basis of $2.24 billion and $2.06 billion. During the years ended December 2024 and 2023, loan originations net of loan repayments resulted in a negative cash flows of $16.7 million and $154.2 million. Cash received from the principal repayments of debt and mortgage related securities and maturity and calls of debt securities totaled $30.0 million and $24.9 million for the years ended December 31, 2024 and 2023, respectively. We purchased $34.3 million and $29.5 million in debt securities and mortgage related securities classified as available for sale during the years ended December 31, 2024 and 2023, respectively. The net changes in deposits were a net increase of $169.3 million and a net decrease of $8.4 million for the year ending December 31, 2024 and 2023, respectively. There was a decrease in net borrowings of $164.5 million for the year ended December 31, 2024 and a net increase in borrowings of $224.3 million for the year ended December 31, 2023. During the years ended December 31, 2024 and 2023, we repurchased common stock of $14.9 million and $26.0 million, respectively. During the years ended December 31, 2024 and 2023, we paid cash dividends on common stock of $11.3 million and $15.4 million, respectively.

Deposits increased by $169.3 million from December 31, 2023 to December 31, 2024. The increase was driven by a $175.2 million increase in time deposits and a $10.0 million increase in money market & savings account, offset by an $16.0 million decrease in demand deposits. Of the increase in time deposits, $94.3 million was due to the addition of brokered certificates of deposit. Deposit flows are generally affected by the level of interest rates, market conditions, products offered by local competitors, and other factors.

Liquidity management is both a daily and longer-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At December 31, 2024, we had $150.0 million in long term advances from the FHLB with contractual maturity dates in 2027 and 2029. See Note 6 - Borrowings of the notes to audited consolidated financial statements for additional information about the remaining call option details of our FHLB long-term debt.

The Company had approximately $327.2 million of uninsured deposits for approximately 1,373 customers as of December 31, 2024. Uninsured deposit amounts are estimated based on the portions of customer account balances that exceed the FDIC insurance limits.

At December 31, 2024, we had outstanding commitments to originate loans receivable of $19.1 million. In addition, at December 31, 2024, we had unfunded commitments under construction loans of $72.8 million, unfunded commitments under business lines of credit of $15.1 million and unfunded commitments under home equity lines of credit and standby letters of credit of $11.9 million. At December 31, 2024, certificates of deposit scheduled to mature in less than one year totaled $842.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as Federal Home Loan Bank of Chicago advances, Federal Reserve Discount Window or brokered deposits to maintain our level of assets. However, such borrowings may not be available on attractive terms, or at all, if and when needed. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents and securities available for sale in order to meet funding needs. In addition, the cost of such deposits may be significantly higher if market interest rates are higher or there is an increased amount of competition for deposits in our market area at the time of renewal.

Capital

Shareholders' equity decreased by $4.9 million, or 1.4%, to $339.1 million at December 31, 2024 from $344.1 million at December 31, 2023. Shareholders' equity decreased primarily due to the the ongoing repurchase of stock, dividends declared, and decrease in the fair value of the securities portfolio. Partially offsetting the decreases, there were increases due to the net income, additional paid-in capital as stock options were exercised and equity awards vested, and unearned ESOP shares vesting.

The Company's Board of Directors authorized a 2,000,000 share stock repurchase program in the second quarter of 2024. As of December 31, 2024, the Company had approximately 1.7 million shares remaining in the plan.

Waterstone Financial, Inc. and WaterStone Bank are subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. At December 31, 2024, Waterstone Financial, Inc. and WaterStone Bank exceeded all regulatory capital requirements and are considered "well capitalized" under regulatory guidelines. See "Supervision and Regulation—Capital Requirements" and Note 9 - Regulatory Capital of the notes to the consolidated financial statements.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

During the year ended December 31, 2024, our short-term debt decreased $159.5 million, of which $145.0 million was debt paid off from the Federal Reserve Bank through the borrowing facility called the Bank Term Funding Program. In addition, we repaid $175.0 million in FHLB long-term debt and took on $170.0 million of new FHLB long-term debt.

See Note 8 - Borrowings of the notes to the consolidated financial statements for additional information about the remaining maturities of our FHLB long-term debt.

See Note 14 - Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities of the notes to the consolidated financial statements for additional information.

WaterStone Bank has various financial obligations, including contractual obligations and commitments that may require future cash payments. The following tables present information indicating various non-deposit contractual obligations and commitments of WaterStone Bank as of December 31, 2024 and the respective maturity dates.

Impact of Inflation and Changing Prices

The financial statements and accompanying notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, WaterStone Bank's board of directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee meets at least weekly to review our asset/liability policies and interest rate risk position, which are evaluated quarterly.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk: (i) emphasizing variable rate loans including variable rate one- to four-family, and commercial real estate loans as well as three to five year commercial real estate balloon loans; (ii) reducing and shortening the expected average life of the investment portfolio; and (iii) whenever possible, lengthening the term structure of our deposit base and our borrowings from the FHLBC. These measures should reduce the volatility of our net interest income in different interest rate environments.

Income Simulation. Simulation analysis is an estimate of our interest rate risk exposure at a particular point in time. At least quarterly we review the potential effect changes in interest rates may have on the repayment or repricing of rate sensitive assets and funding requirements of rate sensitive liabilities. Our most recent simulation uses projected repricing of assets and liabilities at December 31, 2024 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rate assumptions may have a significant impact on interest income simulation results. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates may have a significant impact on the actual prepayment speeds of our mortgage related assets that may in turn affect our interest rate sensitivity position. When interest rates rise, prepayment speeds slow and the average expected lives of our assets would tend to lengthen more than the expected average lives of our liabilities and therefore would most likely have a positive impact on net interest income and earnings.

The following interest rate scenario displays the percentage change in net interest income over a one-year time horizon assuming increases of 100, 200 and 300 basis points and a decrease of 100 basis points. The results incorporate actual cash flows and repricing characteristics for balance sheet accounts following an instantaneous parallel change in market rates based upon a static (no growth balance sheet).

Analysis of Net Interest Income Sensitivity

| | Immediate Change in Rates | | | |
	+300	+200	+100	-100
	(Dollar Amounts in Thousands)			
As of December 31, 2024				
Dollar Change	$ (10,971)	$ (7,174)	$ (3,586)	$ 1,432
Percentage Change	(20.8%)	(13.6%)	(6.8%)	2.7%

At December 31, 2024, a 100 basis point instantaneous increase in interest rates had the effect of decreasing forecast net interest income over the next 12 months by 9.3% while a 100 basis point decrease in rates had the effect of increasing net interest income by 10.6%.

Item 8. Financial Statements and Supplementary Data

Management's Annual Report on Internal Control Over Financial Reporting

The management of Waterstone Financial, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(1) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of; our principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control-Integrated Framework. Based on that assessment, we believe that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

FORVIS, LLP has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, as stated in their report dated February 28, 2025.

/s/ William F. Bruss	/s/ Mark R. Gerke
William F. Bruss Chief Executive Officer	Mark R. Gerke Chief Financial Officer

To the Shareholders, Board of Directors, and Audit Committee
Waterstone Financial, Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial condition of Waterstone Financial, Inc. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2025, expressed an unqualified opinion thereon.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans
As described in Notes 1 and 3 to the consolidated financial statements, the Company's loan portfolio and the associated allowance for credit losses ("ACL") were $1.68 billion and $18.25 million as of December 31, 2024, respectively. The ACL considers historical loss rates, qualitative reserves and reasonable and supportable forecast adjustments. The ACL is estimated on a collective basis for groups of loans that share similar risk characteristics. Qualitative reserves reflect management's overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. We identified the qualitative reserves component of the allowance for credit losses as a critical audit matter. The principal consideration for our determination is the subjectivity of the assumptions management utilized in determining and applying qualitative reserves within the model. This required a higher degree of judgment and subjectivity due to the nature and extent of audit evidence and effort required to address this matter.

The primary audit procedures we performed to address this critical audit matter included:

- Evaluated the design and tested the operating effectiveness of key controls relating to the Company's ACL, including controls over:
  o Management's process for identification, basis for development and related adjustments, including reasonableness of the qualitative factor components of the ACL
  o Management's review of reliability and accuracy of data used to calculate and estimate each component of the ACL, including accuracy of the qualitative calculation
- Assessed the reasonableness of the qualitative factor adjustments, including management's identification of qualitative factors, the application of qualitative factor adjustments within the model, and; the completeness and accuracy of data utilized in development qualitative adjustments.
- Evaluated management's judgments and assumptions related to the qualitative adjustments by assessing trends in relevant factors and evaluating the relationship of trends to the qualitative adjustments applied to the ACL.
- Evaluated the mathematical accuracy of the ACL, including the mathematical application of the qualitative adjustments on the loan segments.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2023.

Kansas City, Missouri
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors, and Audit Committee
Waterstone Financial, Inc.

Opinion on the Internal Control over Financial Reporting
We have audited Waterstone Financial, Inc. and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023, and our report dated February 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Kansas City, Missouri
February 28, 2025



CliftonLarsonAllen LLP
CLAconnect.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Waterstone Financial, Inc.
Wauwatosa, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows of Waterstone Financial, Inc. and Subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor from 2021 through 2022.

Milwaukee, Wisconsin
February 28, 2023

Waterstone Financial, Inc. and Subsidiaries
Consolidated Statements of Financial Condition
December 31, 2024 and 2023

	December 31,	
	2024	**2023**
Assets	(In Thousands, except share data)	
Cash	$ 35,182	$ 30,667
Federal funds sold	4,302	5,493
Interest-earning deposits in other financial institutions and other short term investments	277	261
Cash and cash equivalents	39,761	36,421
Securities available for sale, at fair value (cost: 2024-$232,630; 2023-$227,716)	208,549	204,907
Loans held for sale (at fair value)	135,909	164,993
Loans receivable	1,680,576	1,664,215
Less: Allowance for credit losses ("ACL") - loans	18,247	18,549
Loans receivable, net	1,662,329	1,645,666
Office properties and equipment, net	19,389	19,995
Federal Home Loan Bank stock (at cost)	20,295	20,880
Cash surrender value of life insurance	74,612	67,859
Real estate owned, net	505	254
Prepaid expenses and other assets	48,259	52,414
Total assets	$ 2,209,608	$ 2,213,389
Liabilities and Shareholders' Equity		
Liabilities:		
Demand deposits	$ 171,115	$ 187,107
Money market and savings deposits	283,243	273,233
Time deposits	905,539	730,284
Total deposits	1,359,897	1,190,624
Borrowings	446,519	611,054
Advance payments by borrowers for taxes	5,630	6,607
Other liabilities	58,427	61,048
Total liabilities	1,870,473	1,869,333
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock (par value $0.01 per share) Authorized - 50,000,000 shares in 2024 and 2023, no shares issued	-	-
Common stock (par value $.01 per share) Authorized - 100,000,000 shares at December 31, 2024 and at December 31, 2023, Issued and Outstanding - 19,343,251 at December 31, 2024 and 20,314,786 at December 31, 2023	193	203
Additional paid-in capital	91,214	103,908
Retained earnings	277,196	269,606
Unearned ESOP shares	(10,682)	(11,869)
Accumulated other comprehensive loss, net of taxes	(18,786)	(17,792)
Total shareholders' equity	339,135	344,056
Total liabilities and shareholders' equity	$ 2,209,608	$ 2,213,389

See accompanying notes to consolidated financial statements

Waterstone Financial, Inc. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2024, 2023 and 2022

	Years ended December 31,		
	2024	2023	2022
	(In Thousands, except per share amounts)		
Interest income:			
Loans	$ 103,066	$ 90,148	$ 62,935
Mortgage-related securities	4,496	4,053	3,241
Debt securities, federal funds sold and short-term investments	5,606	5,007	4,069
Total interest income	113,168	99,208	70,245
Interest expense:			
Deposits	40,573	25,738	4,863
Borrowings	26,427	23,255	8,428
Total interest expense	67,000	48,993	13,291
Net interest income	46,168	50,215	56,954
Provision (credit) for credit losses	(168)	656	968
Net interest income after provision (credit) for credit losses	46,336	49,559	55,986
Noninterest income:			
Service charges on loans and deposits	2,060	1,819	2,202
Increase in cash surrender value of life insurance	1,969	1,710	1,738
Mortgage banking income	83,565	75,686	99,560
Other	1,708	1,970	2,055
Total noninterest income	89,302	81,185	105,555
Noninterest expenses:			
Compensation, payroll taxes, and other employee benefits	81,078	84,096	99,565
Occupancy, office furniture, and equipment	7,573	8,323	8,706
Advertising	3,554	3,779	3,976
Data processing	4,978	4,653	4,470
Communications	922	988	1,189
Professional fees	3,184	2,686	1,815
Real estate owned	26	4	19
Loan processing expense	3,090	3,428	4,744
Other	7,231	11,755	12,578
Total noninterest expenses	111,636	119,712	137,062
Income before income taxes	24,002	11,032	24,479
Income tax expense	5,314	1,657	4,992
Net income	$ 18,688	$ 9,375	$ 19,487
Income per share:			
Basic	$ 1.01	$ 0.47	$ 0.89
Diluted	$ 1.01	$ 0.46	$ 0.89
Weighted average shares outstanding:			
Basic	18,556	20,158	21,884
Diluted	18,589	20,196	22,010

See accompanying notes to consolidated financial statements

Waterstone Financial, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years ended December 31, 2024, 2023 and 2022

	Years ended December 31,					
	2024		**2023**		**2022**	
	(In Thousands)					
Net income	$	18,688	$	9,375	$	19,487
Other comprehensive (loss) income, net of tax:						
Net unrealized holding (loss) gain arising during the period, net of tax benefit (expense) of $279, ($1,584),and $6,868, respectively		(994)		1,684		(18,341)
Total other comprehensive (loss) income		(994)		1,684		(18,341)
Comprehensive income	$	17,694	$	11,059	$	1,146

See accompanying notes to consolidated financial statements

Waterstone Financial, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2024, 2023 and 2022

	Common Stock		Additional	Retained	Unearned	Accumulated Other	Total
	Shares	Amount	Paid-In Capital	Earnings	ESOP Shares	Comprehensive Loss	Shareholders' Equity
				(In Thousands)			
Balances at December 31, 2021	24,795	$ 248	$ 174,505	$ 273,398	$ (14,243)	$ (1,135)	$ 432,773
Comprehensive income:							
Net income	-	-	-	$ 19,487	-	-	$ 19,487
Other comprehensive loss:	-	-	-	-	-	(18,341)	(18,341)
Total comprehensive income	-	-	-	-	-	-	1,146
Adoption of new accounting pronouncement (See Note 1)	-	-	-	(1,392)	-	-	(1,392)
ESOP shares committed to be released to Plan participants	-	-	702	-	1,187	-	1,889
Cash dividend, $.80 per share	-	-	-	(17,247)	-	-	(17,247)
Stock compensation activity, net of tax	62	1	563	-	-	-	564
Stock based compensation expense	-	-	583	-	-	-	583
Purchase of common stock returned to authorized but unissued	(2,683)	(27)	(47,803)	-	-	-	(47,830)
Balances at December 31, 2022	22,174	$ 222	$ 128,550	$ 274,246	$ (13,056)	$ (19,476)	$ 370,486
Comprehensive income:							
Net income	-	$ -	$ -	$ 9,375	$ -	$ -	$ 9,375
Other comprehensive income:	-	-	-	-	-	1,684	1,684
Total comprehensive income	-	-	-	-	-	-	11,059
ESOP shares committed to be released to Plan participants	-	-	274	-	1,187	-	1,461
Cash dividend, $0.70 per share	-	-	-	(14,015)	-	-	(14,015)
Stock compensation activity, net of tax	86	1	819	-	-	-	820
Stock based compensation expense	-	-	277	-	-	-	277
Purchase of common stock returned to authorized but unissued	(1,945)	(20)	(26,012)	-	-	-	(26,032)
Balances at December 31, 2023	20,315	$ 203	$ 103,908	$ 269,606	$ (11,869)	$ (17,792)	$ 344,056
Comprehensive income:							
Net income	-	$ -	$ -	$ 18,688	$ -	$ -	$ 18,688
Other comprehensive loss:	-	-	-	-	-	(994)	(994)
Total comprehensive income	-	-	-	-	-	-	17,694
ESOP shares committed to be released to Plan participants	-	-	233	-	1,187	-	1,420
Cash dividend, $0.60 per share	-	-	-	(11,098)	-	-	(11,098)
Stock compensation activity, net of tax	197	2	1,660	-	-	-	1,662
Stock based compensation expense	-	-	316	-	-	-	316
Purchase of common stock returned to authorized but unissued	(1,169)	(12)	(14,903)	-	-	-	(14,915)
Balances at December 31, 2024	19,343	$ 193	$ 91,214	$ 277,196	$ (10,682)	$ (18,786)	$ 339,135

See accompanying notes to consolidated financial statements

Waterstone Financial, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2024, 2023 and 2022

	Years ended December 31,		
	2024	**2023**	**2022**
		(In Thousands)	
Operating activities:			
Net income	$ 18,688	$ 9,375	$ 19,487
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision (credit) for credit losses	(168)	656	968
Depreciation, amortization, accretion	2,474	3,301	4,033
(Recovery) impairment of mortgage servicing rights	(320)	320	-
Deferred taxes	980	(1,073)	(484)
Stock based compensation	316	277	583
Origination of mortgage servicing rights	(850)	(1,773)	(2,462)
Gain on sale of loans held for sale	(83,808)	(71,378)	(76,156)
Loans originated for sale	(2,130,356)	(2,024,014)	(2,549,935)
Proceeds on sales of loans originated for sale	2,243,248	2,061,587	2,807,641
Gain on death benefit on bank owned life insurance	(266)	-	(340)
Increase in accrued interest receivable	(432)	(1,696)	(1,712)
Increase in cash surrender value of life insurance	(1,969)	(1,710)	(1,738)
(Increase) decrease in derivative assets	(1,094)	4,467	(10,897)
Increase in accrued interest on deposits and borrowings	727	1,255	399
Decrease in prepaid tax expense	1,425	1,557	1,068
Increase (decrease) in derivative liabilities	213	(5,431)	16,260
Gain on sale of mortgage servicing rights	(152)	(583)	-
Decrease (increase) in other assets	2,971	(1,181)	3,345
Decrease in other liabilities	(3,564)	(1,533)	(3,395)
Net cash provided by (used in) operating activities	48,063	(27,577)	206,665
Investing activities:			
Net increase in loans receivable	(16,692)	(154,171)	(303,874)
Purchases of:			
FHLB Stock	(2,340)	(11,937)	(5,005)
Debt securities	(15,966)	(5,437)	(9,732)
Mortgage related securities	(19,425)	(24,068)	(80,265)
Bank owned life insurance	(5,180)	(180)	(180)
Premises and equipment	(1,099)	(700)	(701)
Proceeds from:			
Principal repayments on mortgage-related securities	23,572	20,885	33,191
Maturities of debt securities	7,470	3,966	17,555
Sales of FHLB stock	2,925	8,414	12,086
Proceeds on sales of mortgage servicing rights	2,110	3,530	-
Death benefit from bank owned life insurance	662	474	1,183
Net cash used in by investing activities	(23,963)	(159,224)	(335,742)
Financing activities:			
Net increase (decrease) in deposits	169,273	(8,388)	(34,374)
Net change in short-term borrowings	(159,535)	269,270	179,657
Repayment of long-term debt	(175,000)	(304,000)	(470,000)
Proceeds from long-term debt	170,000	259,000	200,000
Net change in advance payments by borrowers for taxes	(977)	1,273	1,240
Cash dividends on common stock	(11,268)	(15,363)	(30,260)
Proceeds from stock option exercises	1,662	820	564
Purchase of common stock returned to authorized but unissued	(14,915)	(26,032)	(47,830)
Net cash (used in) provided by financing activities	(20,760)	176,580	(201,003)
Increase (decrease) in cash and cash equivalents	3,340	(10,221)	(330,080)
Cash and cash equivalents at beginning of period	36,421	46,642	376,722
Cash and cash equivalents at end of period	$ 39,761	$ 36,421	$ 46,642
Supplemental information:			
Cash paid during the period for:			
Income tax (refunds) payments	$ (881)	$ 1,169	$ 4,090
Interest payments	66,273	47,738	12,892
Noncash investing activities:			
Dividends declared but not paid in other liabilities	2,994	3,164	4,511

See accompanying notes to consolidated financial statements

1) Summary of Significant Accounting Policies

The following significant accounting and reporting policies of Waterstone Financial, Inc. and subsidiaries (collectively, the "Company"), conform to U.S. generally accepted accounting principles, or ("GAAP"), and are used in preparing and presenting these consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not result in any changes to previously reported net income. The Company reclassed certain line items in the Consolidated Statements of Cash Flows.

a) Nature of Operations

The Company is a one-bank holding company with two operating segments – community banking and mortgage banking. WaterStone Bank SSB (the "Bank" or "WaterStone Bank") is principally engaged in the business of attracting deposits from the general public and using such deposits to originate real estate, business and consumer loans.

The Bank provides a full range of financial services to customers through branch locations in southeastern Wisconsin. The Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Bank owns a mortgage banking subsidiary that originates residential real estate loans held for sale at various branch offices across the country. Mortgage banking volume fluctuates widely in connection with movements in interest rates. Mortgage banking income is reported as a single line item in the statements of operations while mortgage banking expense is distributed among the various noninterest expense lines. Compensation, payroll taxes and other employee benefits expense fluctuates in relation to fluctuations in mortgage banking income.

b) Principles of Consolidation

The consolidated financial statements include the accounts and operations of Waterstone Financial, Inc. and its wholly owned subsidiary, WaterStone Bank. The Bank has the following wholly owned subsidiaries: Wauwatosa Investments, Inc., Waterstone Mortgage Corporation, and Main Street Real Estate Holdings, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

c) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include: the allowance for credit losses, income taxes, and fair value measurements.

d) Cash and Cash Equivalents

The Company considers federal funds sold and highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

e) Securities

Available for Sale Securities

At the time of purchase, investment debt securities are classified as available for sale, as management has the intent and ability to hold such securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell investment securities available for sale would be based on various factors, including, but not limited to asset/liability management strategies, changes in interest rates or prepayment risks, liquidity needs, or regulatory capital considerations. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of deferred tax, reported as a separate component of equity in accumulated other comprehensive income (loss). The amortized cost of securities available for sale is adjusted for accretion of discounts to maturity and amortization of premiums over the estimated life of each security or, in the case of callable securities, through the first call date, using the effective yield method. Such amortization and accretion is included in interest income. Interest income on securities is recognized using the interest method according to the terms of the security. Realized gains or losses on securities sales (using specific identification method) are included in noninterest income.

Federal Home Loan Bank Stock

Federal Home Loan Bank ("FHLB") stock is carried at cost, which is the amount that the stock is redeemable by tendering to the FHLB or the amount at which shares can be sold to other FHLB members.

f) Loans Held for Sale

The origination of residential real estate loans is an integral component of the business of the Company. The Company generally sells its originations of long-term fixed interest rate mortgage loans in the secondary market, and on a selective basis, retains the rights to service the loans sold. Gains and losses on the sales of these loans are determined using the specific identification method. Mortgage loans originated for sale are generally sold within 45 days after closing.

The Company has elected to carry loans held for sale at fair value. Fair value is generally determined by estimating a gross premium or discount, which is derived from pricing currently observable in the market. The amount by which cost differs from market value is accounted for as a valuation adjustment to the carrying value of the loans. Changes in value are included in mortgage banking income in the consolidated statements of operations.

Costs to originate loans held for sale are expensed as incurred and are included on the appropriate noninterest expense lines of the statements of operations. Salaries, commissions and related payroll taxes are the primary costs to originate and comprised approximately 76.3% of total mortgage banking noninterest expense for 2024.

The value of mortgage loans held for sale and other residential mortgage loan commitments to customers are hedged by utilizing both best efforts and mandatory forward commitments to sell loans to investors in the secondary market. Such forward commitments are generally entered into at the time when applications are taken to protect the value of the mortgage loans from increases in market interest rates during the period held. The Company recognizes revenue associated with the expected future cash flows of servicing loans at the time a forward loan commitment is made.

g) Loans Receivable and Related Interest Income

Loans are classified as held for investment when management has both the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. Loans are carried at the principal amount outstanding, net of any unearned income, charge-offs and unamortized deferred fees and costs. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan yield. Amortization is based on a level-yield method over the contractual life of the related loans or until the loan is paid in full.

Loan interest income is recognized on the accrual basis. Accrual of interest is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due 90 days or more with respect to interest or principal. At that time, previously accrued and uncollected interest on such loans is reversed and additional income is recorded only to the extent that payments are received and the collection of principal is reasonably assured. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is accounted for as a financing receivable whose borrowers are experiencing financial difficulty if the Company, for economic reasons related to the borrower's financial condition, grants a concession to the borrower that it would not otherwise consider. A financing receivable whose borrowers are experiencing financial difficulty typically involves a modification of terms such as a reduction of the stated interest rate, a deferral of principal payments or a combination of both for a temporary period of time. If the borrower was performing in accordance with the original contractual terms at the time of the restructuring, the restructured loan is accounted for on an accruing basis as long as the borrower continues to comply with the modified terms. If the loan was not accounted for on an accrual basis at the time of restructuring, the restructured loan remains in non-accrual status until the loan completes a minimum of six consecutive contractual payments.

h) *Allowance for Credit Losses*

AFS Debt Securities

The impairment model for available-for-sale ("AFS") debt securities differs from the CECL approach utilized by HTM debt securities because AFS debt securities are measured at fair value rather than amortized cost. Although *ASC Topic 326* replaced the legacy other-than-temporary impairment ("OTTI") model with a credit loss model, it retained the fundamental nature of the legacy OTTI model. One notable change from the legacy OTTI model is when evaluating whether credit loss exists, an entity may no longer consider the length of time fair value has been less than amortized cost. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. The Company reviews its AFS debt securities for credit loss impairment at the individual security level on at least a quarterly basis. A security is impaired if its fair value is less than its amortized cost basis. A decline in fair value below amortized cost basis represents a credit loss impairment to the extent the Company does not expect to recover the amortized cost basis of the security. Impairment related to credit losses is recorded through the ACL to the extent fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through the ACL are recorded through other comprehensive income, net of applicable taxes.

In assessing whether an impairment is credit loss related, the Company compares the present value of cash flows expected to be collected to the security's amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, a credit loss exists and an ACL is recorded. The Company discounts expected cash flows at the effective interest rate implicit in the security at the purchase date, adjusted for expected prepayments. For floating rate securities, the Company uses the floating rate as it changes over the life of the security. In developing estimates about cash flows expected to be collected and determining whether a credit loss exists, the Company considers information about past events, current conditions and reasonable and supportable forecasts. Factors and information that the Company uses in making its assessments include, but are not necessarily limited to, the following:

- The extent to which fair value is less than amortized cost;
- Adverse conditions specifically related to the security, an industry or geographic area;
- Changes in the financial condition of the issuer or underlying loan obligors;
- The payment structure and remaining payment terms of the security, including levels of subordination or over-collateralization;
- Failure of the issuer to make scheduled payments;
- Changes in credit ratings;
- Relevant market data;
- Estimated prepayments, defaults, and the value and performance of underlying collateral at the individual security level.

The relative importance assigned to each of these factors varies depending on the facts and circumstances pertinent to the individual security being evaluated.

Timely payment of principal and interest on securities issued by the U.S. Government, U.S. government agencies and U.S. government sponsored entities is explicitly or implicitly guaranteed by the U. S. government. Therefore, the Company expects to recover the amortized cost basis of these securities.

If the Company intends to sell a security in an unrealized loss position, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, any allowance for credit losses will be written off and the amortized cost basis will be written down to the debt security's fair value at the reporting date with any incremental impairment reported in earnings. AFS securities will be charged off to the extent that there is no reasonable expectation of recovery of amortized cost basis. AFS securities will be placed on non-accrual status if the Company does not reasonably expect to receive interest payments in the future and interest accrued will be reversed against interest income. Securities will be returned to accrual status only when collection of interest is reasonably assured.

Loans

The ACL is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The ACL is adjusted through the provision for credit losses to the amount of amortized cost basis not expected to be collected at the balance sheet date. The Company made an accounting policy election to exclude accrued interest from the amortized cost basis of loans and the related measurement of the ACL. Accrued interest is reported as part of prepaid expenses and other assets on the consolidated balance sheets.

The measurement of expected credit losses encompasses information about historical events, current conditions and reasonable and supportable forecasts. Determining the amount of the ACL is complex and requires extensive judgment by management about matters that are inherently uncertain. Re-evaluation of the ACL estimate in future periods, in light of changes in composition and characteristics of the loan portfolio, changes in the reasonable and supportable forecast and other factors then prevailing may result in material changes in the amount of the ACL and credit loss expense in those future periods.

Loans are charged off against the ACL in the period in which they are deemed uncollectible and recoveries are credited to the ACL when received. Expected recoveries on loans previously charged off and expected to be charged-off, not to exceed the aggregate of amounts previously charged-off and expected to be charged-off, are included in the ACL estimate. Once loans are downgraded to substandard, an assessment of collateral value is made; any outstanding loan balance in excess of fair value less cost to sell is charged off at no later than 180 days delinquency. Additionally, any outstanding balance in excess of fair value of collateral less cost to sell is charged off when the asset is taken back by the Company. Commercial and other consumer loans are charged off when, in management's judgment, they are considered to be uncollectible.

Expected credit losses are estimated on a collective basis for groups of loans that share similar risk characteristics. Factors that may be considered in aggregating loans for this purpose include but are not necessarily limited to, product or collateral type, geography, and internal risk ratings. For loans that do not share similar risk characteristics with other loans such as collateral dependent loans, expected credit losses are estimated on an individual basis.

Expected credit losses are estimated over the contractual terms of the loans, adjusted for expected prepayments. Expected prepayments are estimated using a model that incorporates Company's prepayment data, calibrated to reflect the Company's experience. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a loan identified as a borrower experiencing financial difficulty will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The ACL estimate incorporates a reasonable and supportable economic forecast through the use of externally developed macroeconomic scenarios applied in the model. The model include both current and forecasted unemployment rates.

Collateral dependent loans

Collateral dependent loans are those for which the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. These loans do not typically share similar risk characteristics with other loans and expected credit losses are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. Estimates of expected credit losses for collateral dependent loans, whether or not foreclosure is probable, are based on the fair value of the collateral, adjusted for selling costs when repayment depends on sale of the collateral.

Financing receivables whose borrowers are experiencing financial difficulty

For financing receivables whose borrowers are experiencing financial difficulty or loans for which there is a reasonable expectation that a financing receivable whose borrowers are experiencing financial difficulty will be executed that are not collateral dependent, the credit loss estimate is determined by comparing the net present value of expected cash flows, discounted at the loan's original effective interest rate, to the amortized cost basis of the loan.

Unfunded commitments

Expected credit losses related to off-balance sheet credit exposures are estimated over the contractual period for which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Expected credit losses are estimated using essentially the same methodologies employed to estimate expected credit losses on the amortized cost basis of loans, taking into consideration the likelihood and amount of additional amounts expected to be funded over the terms of the commitments. The liability for credit losses on off-balance sheet credit exposures is presented within other liabilities on the consolidated statements of financial condition, distinct from the ACL. Adjustments to the liability are included in the provision for credit losses.

i) **Real Estate Owned**

Real estate owned consists of properties acquired through, or in lieu of, loan foreclosure. Real estate owned is transferred into the portfolio at estimated net realizable value, which includes selling costs. To the extent that the net carrying value of the loan exceeds the estimated fair value of the property at the date of transfer, the excess is charged to the allowance for loan losses within 90 days of being transferred. Subsequent write-downs to reflect current fair value, as well as gains and losses upon disposition and revenue and expenses incurred in maintaining such properties, are treated as period costs and included in real estate owned in the consolidated statements of operations.

j) **Mortgage Servicing Rights**

The Company sells residential mortgage loans in the secondary market and, on a selective basis, retains the right to service the loans sold. Upon sale, a mortgage servicing rights asset is capitalized, which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities. Mortgage servicing rights, when purchased, are initially recorded at fair value. Mortgage servicing rights are amortized over the period of estimated net servicing income, and assessed for impairment at each reporting date. Mortgage servicing rights are carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value, and are included in other assets in the consolidated statements of financial condition. To the extent that the Company sells mortgage servicing rights, a gain is recognized for the amount of which sale proceeds exceed the remaining unamortized cost of the servicing rights that were sold. Gains on sale of mortgage servicing rights are included in other noninterest income in the consolidated statements of operations.

k) ***Cash Surrender Value of Life Insurance***

The Company purchases bank owned life insurance on the lives of certain employees. The Company is the beneficiary of the life insurance policies. The cash surrender value of life insurance is reported at the amount that would be received in cash if the polices were surrendered. Increases in the cash value of the policies and proceeds of death benefits received are recorded in noninterest income. The increase in cash surrender value of life insurance is not subject to income taxes, as long as the Company has the intent and ability to hold the policies until the death benefits are received.

l) ***Office Properties and Equipment***

Office properties and equipment, including leasehold improvements and software, are stated at cost, net of depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lease term, if shorter than the estimated useful life. Maintenance and repairs are charged to expense as incurred, while additions or major improvements are capitalized and depreciated over their estimated useful lives. Estimated useful lives of the assets are 10 to 30 years for office properties, three years to 10 years for equipment, and three years for software.

m) ***Income Taxes***

The Company and its subsidiaries file consolidated federal and combined state income tax returns. The provision for income taxes is based upon income in the consolidated financial statements, rather than amounts reported on the income tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

The Company evaluates the realizability of its deferred tax assets on a quarterly basis. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. The benefit of uncertain tax positions are initially recognized in the consolidated financial statements only when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Interest and penalties on income tax uncertainties are classified within income tax expense in the consolidated statements of operations.

n) ***Earnings Per Share***

Earnings per share (EPS) are computed using the two-class method. Stock compensation awards that contain rights to receive nonforfeitable dividends prior to the awards being vested are considered participating securities and, as such, included in the common shares outstanding. Basic earnings per share is computed by dividing net income allocated to common shareholders by the weighted average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding adjusted for the dilutive effect of all potential common shares. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Shares of the Employee Stock Ownership Plan committed to be released are considered outstanding for both common and diluted EPS.

o) ***Comprehensive Income (Loss)***

Comprehensive income (loss) is the total of reported net income and changes in unrealized gains or losses, net of tax (or benefit), on securities available for sale.

p) ***Employee Stock Ownership Plan (ESOP)***

Compensation expense under the ESOP is equal to the fair value of common shares released or committed to be released to participants in the ESOP in each respective period. Common stock purchased by the ESOP and not committed to be released to participants is included in the consolidated statements of financial condition at cost as a reduction of shareholders' equity.

q) ***Share Repurchases***

The Company has a share repurchase program. Repurchases under the repurchase program may be made in the open market, through block trades and other negotiated transactions. The share repurchase program transactions take place primarily in open market transactions, subject to market conditions. There is no fixed termination date for the repurchase program, and the program may be suspended. Under Maryland law, shares repurchased are constituted as authorized but unissued. The Company reduces the common stock at par value and to the extent the cost acquired exceeds par value, it is recorded through additional paid-in capital on the consolidated statements of financial condition and consolidated statements of changes in shareholders' equity.

r) ***Revenue Recognition***

ASC 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans, loans held for sale, investment securities, as well as revenue related to our mortgage servicing activities, as these activities are subject to other GAAP discussed elsewhere within the Company's disclosures.

Descriptions of the Company's revenue-generating activities that are within the scope of ASC 606, which are presented in the consolidated income statements as components of non-interest income are as follows:

Service charges on deposit accounts - these represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed (such as a stop payment). Payments for these activities are generally received at the time the performance obligations are satisfied.

Other non-interest income includes items such as bank owned life insurance income, dividends on FHLB stock and other general operating income, none of which are subject to the requirements of ASC 606. Also included in other-non-interest income are interchange fees earned when our debit and credit card clients process transactions through card networks. The Company's performance obligations are generally complete when the transactions generating the fees are processed.

s) ***Impact of Recent Accounting Pronouncements***

Accounting Standards Adopted in 2024

The Company adopted "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" under ASU 2023-07 on January 1, 2024, and applied the standard's provisions. The impact expands segment disclosure requirements for public entities to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's key metrics. ASU 2023-07 became effective for our annual financial statements in 2024 and will be effective for interim periods within fiscal years in 2025.

Accounting Standards Adopted in 2023

The Company adopted "Troubled Debt Restructurings and Vintage Disclosures" under ASC Topic 326 on January 1, 2023, and applied the standard's provisions. The impact going forward will depend on the credit quality of the loan portfolio as well as the economic conditions at future reporting periods. See Note 3 - Loans Receivable for the new disclosures. Adoption of "Troubled Debt Restructurings and Vintage Disclosures" under ASC Topic 326 did not have a material impact on the Company's consolidated financial statements.

Accounting Standards Adopted in 2022

The Company adopted *ASC Topic 326* on January 1, 2022*,* and applied the standard's provisions as a cumulative-effect adjustment to retained earnings, as of January 1, 2022 *(*i.e., modified retrospective approach). Upon adoption of the standard, the Company recorded a $430,000 increase to the allowance for credit losses and $1.4 million increase to the allowance for unfunded commitments, which resulted in a $1.4 million after-tax decrease to retained earnings as of January 1, 2022*.* The tax effect resulted in a $439,000 increase to deferred tax assets.

The Company did not record an allowance for AFS securities on January 1, 2022 as the investment portfolio consists primarily of debt securities explicitly or implicitly backed by the U.S. Government for which credit risk is deemed minimal. The impact going forward will depend on the composition, characteristics, and credit quality of the loan and securities portfolios as well as the economic conditions at future reporting periods. See Note *2* - Securities Available for Sale and Note *3* - Loans Receivable for more information.

2) Securities

Securities Available for Sale

The amortized cost and fair value of the Company's investment in securities follow:

| | December 31, 2024 | | | |
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In Thousands)			
Mortgage-backed securities	$ 11,285	$ -	$ (1,674)	$ 9,611
Collateralized mortgage obligations:				
Government sponsored enterprise issued	151,200	77	(19,541)	131,736
Private-label issued	7,122	-	(722)	6,400
Mortgage-related securities	169,607	77	(21,937)	147,747
Government sponsored enterprise bonds	2,500	-	(60)	2,440
Municipal securities	48,023	383	(1,330)	47,076
Other debt securities	12,500	-	(1,214)	11,286
Debt securities	63,023	383	(2,604)	60,802
Total	$ 232,630	$ 460	$ (24,541)	$ 208,549

| | December 31, 2023 | | | |
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In Thousands)			
Mortgage-backed securities	$ 12,651	$ 5	$ (1,475)	$ 11,181
Collateralized mortgage obligations:				
Government sponsored enterprise issued	152,700	212	(19,445)	133,467
Private-label issued	8,061	-	(801)	7,260
Mortgage-related securities	173,412	217	(21,721)	151,908
Government sponsored enterprise bonds	2,500	-	(152)	2,348
Municipal securities	39,304	980	(796)	39,488
Other debt securities	12,500	-	(1,337)	11,163
Debt securities	54,304	980	(2,285)	52,999
Total	$ 227,716	$ 1,197	$ (24,006)	$ 204,907

The Company's mortgage-backed securities and collateralized mortgage obligations issued by government sponsored enterprises are guaranteed by one of the following government sponsored enterprises: Fannie Mae, Freddie Mac or Ginnie Mae. At December 31, 2024, $114,000 of the Company's mortgage related securities were pledged as collateral to secure mortgage banking related activities. At December 31, 2023, $183,000 of the Company's mortgage related securities were pledged as collateral to secure mortgage banking related activities.

The amortized cost and fair value of securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers or borrowers may have the right to prepay obligations with or without prepayment penalties.

| | December 31, 2024 | |
	Amortized cost	Fair value
	(In Thousands)	
Debt and other securities		
Due within one year	$ 8,088	$ 8,034
Due after one year through five years	4,077	4,177
Due after five years through ten years	29,457	28,150
Due after ten years	21,401	20,441
Mortgage-related securities	169,607	147,747
Total	$ 232,630	$ 208,549

Gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	December 31, 2024							
	Less than 12 months		12 months or longer		Total			
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss		
	(In Thousands)							
Mortgage-backed securities	$ 346	$ 9	$ 9,193	$ 1,665	$ 9,539	$ 1,674		
Collateralized mortgage obligations:								
Government sponsored enterprise issued	21,145	330	95,587	19,211	116,732	19,541		
Private-label issued	-	-	5,445	722	5,445	722		
Government sponsored enterprise bonds	-	-	2,440	60	2,440	60		
Municipal securities	20,005	334	5,063	996	25,068	1,330		
Other debt securities	-	-	11,286	1,214	11,286	1,214		
Total	$ 41,496	$ 673	$ 129,014	$ 23,868	$ 170,510	$ 24,541		

	December 31, 2023							
	Less than 12 months		12 months or longer		Total			
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss		
	(In Thousands)							
Mortgage-backed securities	$ 215	$ 1	$ 10,682	$ 1,474	$ 10,897	$ 1,475		
Collateralized mortgage obligations:								
Government sponsored enterprise issued	2,442	42	110,271	19,403	112,713	19,445		
Private-label issued	-	-	6,250	801	6,250	801		
Government sponsored enterprise bonds	-	-	2,348	152	2,348	152		
Municipal securities	7,597	36	5,808	760	13,405	796		
Other debt securities	-	-	11,163	1,337	11,163	1,337		
Total	$ 10,254	$ 79	$ 146,522	$ 23,927	$ 156,776	$ 24,006		

The Company reviews the investment securities portfolio on a quarterly basis to monitor securities in unrealized loss positions, which were comprised of 182 individual securities, to determine whether the impairment is due to credit-related factors or noncredit-related factors. In making this evaluation, management considers the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2024 and December 31, 2023, no allowance for credit losses on securities was recognized. The Company does not consider its securities with unrealized losses to be attributable to credit-related factors, as the unrealized losses in each category have occurred as a result of changes in noncredit-related factors such as changes in interest rates, market spreads and market conditions subsequent to purchase, not credit deterioration. Furthermore, the Company does not have the intent to sell any of these securities and believes that it is more likely than not that we will not have to sell any such securities before a recovery of cost.

During the years ended December 31, 2024, 2023, and 2022, there were no sales of securities.

3) Loans Receivable

Loans receivable at December 31, 2024 and 2023 are summarized as follows:

	December 31,	
	2024	**2023**
	(In Thousands)	
Mortgage loans:		
Residential real estate:		
One- to four-family	$ 516,128	$ 551,190
Multi family	741,428	707,566
Home equity	13,188	13,228
Construction and land	61,427	53,371
Commercial real estate	313,494	300,892
Consumer	825	848
Commercial loans	34,086	37,120
Total loans receivable	$ 1,680,576	$ 1,664,215

The Company provides several types of loans to its customers, including residential, construction, commercial and consumer loans. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to one borrower or to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. While credit risks tend to be geographically concentrated in the Company's Milwaukee metropolitan area and while 75.6% of the Company's loan portfolio involves loans that are secured by residential real estate, there are no concentrations with individual or groups of related borrowers. While the real estate collateralizing these loans is primarily residential in nature, it ranges from owner-occupied single family homes to large apartment complexes.

Qualifying loans receivable totaling $1.23 billion were pledged as collateral against $443.6 million and $1.25 billion were pledged as collateral against $464.0 million in outstanding Federal Home Loan Bank of Chicago advances under a blanket security agreement at December 31, 2024 and December 31, 2023, respectively.

An analysis of past due loans receivable as of December 31, 2024 and 2023 follows:

	As of December 31, 2024					
	1-59 Days Past Due (1)	60-89 Days Past Due (2)	90 Days or Greater Past Due	Total Past Due	Current (3)	Total Loans
	(In Thousands)					
Mortgage loans:						
Residential real estate:						
One- to four-family	$ 9,107	$ 1,405	$ 3,955	$ 14,467	$ 501,661	$ 516,128
Multi family	183	-	-	183	741,245	741,428
Home equity	194	-	30	224	12,964	13,188
Construction and land	-	-	-	-	61,427	61,427
Commercial real estate	248	-	-	248	313,246	313,494
Consumer	-	-	-	-	825	825
Commercial loans	-	-	-	-	34,086	34,086
Total	$ 9,732	$ 1,405	$ 3,985	$ 15,122	$ 1,665,454	$ 1,680,576

	As of December 31, 2023					
	1-59 Days Past Due (1)	60-89 Days Past Due (2)	90 Days or Greater Past Due	Total Past Due	Current (3)	Total Loans
	(In Thousands)					
Mortgage loans:						
Residential real estate:						
One- to four-family	$ 5,265	$ 1,283	$ 4,270	$ 10,818	$ 540,372	$ 551,190
Multi family	-	6	-	6	707,560	707,566
Home equity	209	-	34	243	12,985	13,228
Construction and land	-	-	-	-	53,371	53,371
Commercial real estate	54	-	129	183	300,709	300,892
Consumer	-	-	-	-	848	848
Commercial loans	-	-	-	-	37,120	37,120
Total	$ 5,528	$ 1,289	$ 4,433	$ 11,250	$ 1,652,965	$ 1,664,215

(1) Includes $522,000 and $193,000 for December 31, 2024 and 2023, respectively, which are on non-accrual status.
(2) Includes $1.1 million and $11,000 for December 31, 2024 and 2023, respectively, which are on non-accrual status.
(3) Includes $28,000 and $171,000 for December 31, 2024 and 2023, respectively, which are on non-accrual status.

The Company currently manages the loan portfolios and the respective exposure to credit losses (credit risk) by the following specific portfolio segments, which are levels at which we develop and document our systematic methodology to determine the allowance for credit losses attributable to each respective portfolio segment. These segments are as follows:

One- to four-family residential mortgage loans – This residential real estate sub-segment contains permanent mortgage loans principally to consumers secured by residential real estate. Residential real estate loans are evaluated for the adequacy of repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios and collateral values. Credit risk arises from the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness or personal bankruptcy, among other factors. Also impacting credit risk would be a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the real estate collateral.

Multi family residential real estate loans – Multi family real estate loans consist of multifamily rentals with a history of occupancy and cash flow. This segment includes both internally originated and purchased participation loans. These loans carry the risk of adverse changes in the local economy and a tenant's deteriorating credit strength, lease expirations in soft markets and sustained vacancies, which can adversely impact cash flow.

Home equity residential mortgage loans – This segment includes sub-segment for senior lien and subordinate lien lines of credit. Credit risk is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

Construction and land loans – Construction and land loans are intended to finance the construction of commercial and residential properties, including the construction of single-family dwellings, and also includes loans for the acquisition and development of land. Construction lending generally involves a greater degree of risk than other residential mortgage lending. The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the construction of the subject property within specified cost limits. The Company completes inspections during the construction phase prior to any disbursements. The Company limits its risk during the construction as disbursements are not made until the required work for each advance has been completed. Construction delays may further impair the borrower's ability to repay the loan.

Commercial real estate loans – Commercial real estate loans consist of non-owner occupied properties, such as investment properties for retail, and office with a history of occupancy and cash flow. This segment includes both internally originated loans. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on the results of operations and management of the properties or underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of commercial real estate loans makes them more difficult for management to monitor and evaluate.

Consumer loans – This segment of loans includes primarily installment loans and personal lines of credit. Consumer loans generally involve greater credit risk than residential mortgage loans because of the difference in the nature of the underlying collateral. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation in the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower's personal financial stability. As such, these loans are subject to a higher risk of default than the typical consumer loan.

Commercial loans – Commercial loans are made to provide funds for equipment and general corporate needs, as well as to finance owner-occupied real estate. Repayment of these loans primarily uses the funds obtained from the operation of the borrower's business. Commercial loans also include lines of credit that are utilized to finance a borrower's short-term credit needs and/or to finance a percentage of eligible receivables and inventory. This segment includes both internally originated and purchased participation loans. Credit risk arises from the successful operation of the business, which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy.

As of December 31, 2024 and December 31, 2023, there were no loans that were 90 or more days past due and still accruing interest.

A summary of the activity for the years ended December 31, 2024, 2023 and 2022 in the allowance for credit losses - loans follows:

	One- to Four-Family	Multi Family	Home Equity	Construction and Land	Commercial Real Estate	Consumer	Commercial	Total
				(In Thousands)				
Year ended December 31, 2024								
Balance at beginning of period	$ 6,886	$ 7,318	$ 211	$ 983	$ 2,561	$ 56	$ 534	$ 18,549
Provision (credit) for credit losses - loans	(1,708)	(249)	1	218	1,357	107	(68)	(342)
Charge-offs	(3)	-	-	-	(1)	(84)	-	(88)
Recoveries	111	10	-	4	3	-	-	128
Balance at end of period	$ 5,286	$ 7,079	$ 212	$ 1,205	$ 3,920	$ 79	$ 466	$ 18,247
Year ended December 31, 2023								
Balance at beginning of period	$ 4,743	$ 7,975	$ 174	$ 1,352	$ 3,199	$ 47	$ 267	$ 17,757
Provision (credit) for credit losses - loans	$ 2,259	$ (665)	$ 33	$ (372)	$ (641)	$ 46	$ 267	$ 927
Charge-offs	(168)	-	-	-	-	(37)	-	(205)
Recoveries	52	8	4	3	3	-	-	70
Balance at end of period	6,886	7,318	211	983	2,561	56	534	18,549
Year ended December 31, 2022								
Balance at beginning of period	3,963	5,398	89	1,386	4,482	33	427	15,778
Adoption of CECL (1)	$ 88	$ 100	$ 58	$ 886	$ (640)	$ 7	$ (69)	$ 430
Provision (credt) for loan losses	918	1,750	9	(923)	(656)	23	(91)	1,030
Charge-offs	(304)	-	-	-	-	(16)	-	(320)
Recoveries	78	727	18	3	13	-	-	839
Balance at end of period	$ 4,743	$ 7,975	$ 174	$ 1,352	$ 3,199	$ 47	$ 267	$ 17,757

(1) The Company adopted ASU 2016-13 as of January 1, 2022. The 2021 amounts presented are calculated under the prior accounting standard.

The Company utilized the Vintage Loss Rate method in determining expected future credit losses for each of the loan categories except for the Construction and Consumer categories. This technique considers losses over the full life cycle of loan pools. A vintage is a group of loans originated in the same annual time period. The loss rate method measures the amount of loan charge–offs, net of recoveries, ("loan losses") recognized over the life of a pool by loan segment and vintage and compares those loan losses to the original loan balance of that pool as of a similar vintage.

Additionally, the weighted average remaining maturity ("WARM") method is used for the Construction and Consumer loan pools. The WARM method considers an estimate of expected credit losses over the remaining life of the financial assets and uses average annual charge-off rates to estimate the allowance for credit losses. For amortizing assets, the remaining contractual life is adjusted by the expected scheduled payments and prepayments. The average annual charge-off rate is applied to the amortization-adjusted remaining life to determine the unadjusted lifetime historical charge-off rate.

To estimate a CECL loss rate for the pool, management first identifies the loan losses recognized between the pool date and the reporting date for the pool and determines which loan losses were related to loans outstanding at the pool date. The loss rate method then divides the loan losses recognized on loans outstanding as of the pool date by the outstanding loan balance as of the pool date.

The Company's expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data. The Company's historical look–back period includes 2012 through the current period, on an annual basis. When historical credit loss experience is not sufficient for a specific portfolio, the Company may supplement its own portfolio data with external models or data.

Qualitative reserves reflect management's overall estimate of the extent to which current expected credit losses on collectively evaluated loans will differ from historical loss experience. The analysis takes into consideration other analytics performed within the organization, such as enterprise and concentration management, along with other credit–related analytics as deemed appropriate. Management attempts to quantify qualitative reserves whenever possible. The CECL methodology applied focuses on evaluation of qualitative and environmental factors, including but not limited to: (i) evaluation of facts and issues related to specific loans; (ii) management's ongoing review and grading of the loan portfolio; (iii) consideration of historical loan loss and delinquency experience on each portfolio segment; (iv) trends in past due and nonperforming loans; (v) the risk characteristics of the various loan segments; (vi) changes in the size and character of the loan portfolio; (vii) concentrations of loans to specific borrowers or industries; (viii) existing economic conditions; (ix) the fair value of underlying collateral; and (x) other qualitative and quantitative factors which could affect expected credit losses.

The Company's CECL estimate applies a forecast that incorporates macroeconomic trends and other environmental factors. Management utilized national, regional and local leading economic indexes, as well as management judgment, as the basis for the forecast period. The historical loss rate was utilized as the base rate, and qualitative adjustments were utilized to reflect the forecast and other relevant factors.

The Company segments the loan portfolio into pools based on the following risk characteristics: collateral type, credit characteristics, loan origination balance, and outstanding loan balances.

Allowance for Credit Losses-Unfunded Commitments:

In addition to the ACL-Loans, the Company has established an ACL-Unfunded commitments, classified in other liabilities on the consolidated statements of financial condition. This reserve is maintained at a level that management believes is sufficient to absorb losses arising from unfunded loan commitments, and is determined quarterly based on methodology similar to the methodology for determining the ACL-Loans. The allowance for unfunded commitments at December 31, 2024 and December 31, 2023 was $1.2 million and $1.1 million.

Provision for Credit Losses:

The provision for credit losses is determined by the Company as the amount to be added to the ACL loss accounts for various types of financial instruments including loans, investment securities, and unfunded commitment credit exposures after net charge-offs have been deducted to bring the ACL to a level that, in management's judgment, is necessary to absorb expected credit losses over the lives of the respective financial instruments. See Note *2* - Securities Available for Sale for additional information regarding the ACL related to investment securities. The following table presents the components of the provision for credit losses.

		Years ended December 31,				
		2024		2023		2022
		(In Thousands)				
Provision (credit) for credit losses - loans on:						
Loans	$	(342)	$	927	$	1,030
Unfunded commitments		174		(271)		(62)
Investment securities		-		-		-
Total	$	(168)	$	656	$	968

Collateral Dependent Loans:

A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. For collateral dependent loans, expected credit losses are based on the estimated fair value of the collateral at the balance sheet date, with consideration for estimated selling costs if satisfaction of the loan depends on the sale of the collateral.

The following tables present collateral dependent loans by portfolio segment and collateral type, including those loans with and without a related allowance allocation as of the year ended December 31, 2024 and December 31, 2023 follows:

	December 31,	
	2024	2023
	(In Thousands)	
Collateral dependent loans		
Residential real estate:		
One- to four-family	3,323	2,209
Multi family	-	-
Home equity	150	90
Construction and land	-	-
Commercial real estate	5,015	5,493
Consumer	-	-
Commercial loans	1,605	1,536
Total loans receivable	10,093	9,328

The Company's procedures dictate that an updated valuation must be obtained with respect to underlying collateral at the time a loan is deemed impaired. Updated valuations may also be obtained upon transfer from loans receivable to real estate owned based upon the age of the prior appraisal, changes in market conditions or known changes to the physical condition of the property.

Estimated fair values are reduced to account for sales commissions, broker fees, unpaid property taxes and additional selling expenses to arrive at an estimated net realizable value. The adjustment factor is based upon the Company's actual experience with respect to sales of real estate owned over the prior two years. In situations in which the Company is placing reliance on an appraisal that is more than one year old, an additional adjustment factor is applied to account for downward market pressure since the date of appraisal. The additional adjustment factor is based upon relevant sales data available for our general operating market as well as company-specific historical net realizable values as compared to the most recent appraisal prior to disposition.

With respect to multi-family income-producing real estate, appraisals are reviewed and estimated collateral values are adjusted by updating significant appraisal assumptions to reflect current real estate market conditions. Significant assumptions reviewed and updated include the capitalization rate, rental income and operating expenses. These adjusted assumptions are based upon recent appraisals received on similar properties as well as on actual experience related to real estate owned and currently under Company management.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company establishes a risk rating at origination for all commercial loan and commercial real estate relationships. For relationships over $1.0 million, management monitors the loans on an ongoing basis for any changes in the borrower's ability to service their debt. Factors that are important to managing overall credit quality include sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, early identification of potential problems, an allowance for credit losses, and sound non-accrual and charge-off policies. The Company's underwriting policies require an officers' loan committee review and approval of all loans in excess of $500,000 except for residential loans which has an approval limit in excess of $1.0 million. A member of the credit department, independent of the loan originator, performs a loan review for all loans. The Company's ability to manage credit risk depends in large part on the Company's ability to properly identify and manage problem loans. To do so, the Company maintains a loan review system under which the credit management personnel review non-owner occupied one- to four-family, multi-family, construction and land, and commercial real estate that individually, or as part of an overall borrower relationship exceed $1.0 million in potential exposure and review commercial loans that individually, or as part of an overall borrower relationship exceed $200,000 in potential exposure. Loans meeting these criteria are reviewed on an annual basis, or more frequently, if the loan renewal is less than one year. With respect to this review process, management has determined that pass loans include loans that exhibit acceptable financial statements, cash flow and leverage. The Company uses the following definitions for risk ratings:

Watch. Loans classified as watch have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Watch assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and, additionally, the weakness or weaknesses to make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable or improbable. Substandard loans are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

The following table presents information relating to the Company's internal risk ratings of its loans receivable as of December 31, 2024 and 2023:

	One- to Four-Family		Multi Family		Home Equity		Construction and Land		Commercial Real Estate		Consumer		Commercial		Total	
							(In Thousands)									
At December 31, 2024																
Substandard	$	5,515	$	-	$	150	$	-	$	11,721	$	-	$	1,605	$	18,991
Watch		9,675	$	183	$	-	$	143	$	743	$	-	$	75	$	10,819
Pass		500,938		741,245		13,038		61,284		301,030		825		32,406		1,650,766
Total	$	516,128	$	741,428	$	13,188	$	61,427	$	313,494	$	825	$	34,086	$	1,680,576
At December 31, 2023																
Substandard	$	4,503	$	-	$	90	$	-	$	5,492	$	-	$	1,536	$	11,621
Watch		7,585		383		-		-		-		-		-		7,968
Pass		539,102		707,183		13,138		53,371		295,400		848		35,584		1,644,626
Total		551,190		707,566		13,228		53,371		300,892		848		37,120		1,664,215

Credit Quality Information:

The following table presents total loans by risk categories and year of origination as of December 31, 2024.

	2024	2023	2022	2021	2020	Prior	Revolving	Total
				(In Thousands)				
One- to four-family								
Pass	$ 33,349	$ 172,934	$ 146,069	$ 41,704	$ 26,323	$ 79,948	$ 611	$ 500,938
Watch	7,504	106	1,286	-	72	707	-	9,675
Substandard	1,673	815	453	-	-	2,574	-	5,515
Total	42,526	173,855	147,808	41,704	26,395	83,229	611	516,128
Multi-family								
Pass	$ 81,119	$ 138,231	$ 196,939	$ 125,252	$ 108,779	$ 90,155	$ 770	$ 741,245
Watch	-	183	-	-	-	-	-	183
Substandard	-	-	-	-	-	-	-	-
Total	81,119	138,414	196,939	125,252	108,779	90,155	770	741,428
Home equity								
Pass	$ 379	$ 478	$ 1,578	$ 149	$ 91	$ 226	$ 10,137	$ 13,038
Watch	-	-	-	-	-	-	-	-
Substandard	-	-	16	14	-	-	120	150
Total	379	478	1,594	163	91	226	10,257	13,188
Construction and land								
Pass	$ 23,029	$ 25,384	$ -	$ 9,144	$ 1,501	$ 2,226	$ -	$ 61,284
Watch	-	-	143	-	-	-	-	143
Substandard	-	-	-	-	-	-	-	-
Total	23,029	25,384	143	9,144	1,501	2,226	-	61,427
Commercial Real Estate								
Pass	$ 63,660	$ 66,980	$ 51,175	$ 58,574	$ 30,699	$ 29,289	$ 653	$ 301,030
Watch	208	-	407	-	128	-	-	743
Substandard	11,484	237	-	-	-	-	-	11,721
Total	75,352	67,217	51,582	58,574	30,827	29,289	653	313,494
Consumer								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 825	$ 825
Watch	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	825	825
Commercial								
Pass	$ 948	$ 17,011	$ 1,240	$ 553	$ 2,062	$ 5,135	$ 5,457	$ 32,406
Watch	-	-	-	-	-	-	75	75
Substandard	-	-	30	-	-	-	1,575	1,605
Total	948	17,011	1,270	553	2,062	5,135	7,107	34,086
Total loans	$ 223,353	$ 422,359	$ 399,336	$ 235,390	$ 169,655	$ 210,260	$ 20,223	$ 1,680,576
Gross charge-offs	$ 3	$ -	$ -	$ -	$ -	$ 1	$ 84	$ 88

The following table presents total loans by risk categories and year of origination as of December 31, 2023.

	2023	2022	2021	2020	2019	Prior	Revolving	Total
				(In Thousands)				
One- to four-family								
Pass	$ 196,255	$ 166,555	$ 46,378	$ 33,295	$ 19,966	$ 75,726	$ 927	$ 539,102
Watch	5,093	713	-	-	-	1,779	-	7,585
Substandard	1,450	353	-	-	-	2,700	-	4,503
Total	202,798	167,621	46,378	33,295	19,966	80,205	927	551,190
Multi-family								
Pass	122,289	214,074	135,823	117,669	44,878	71,632	818	707,183
Watch	191	6	-	-	-	186	-	383
Substandard	-	-	-	-	-	-	-	-
Total	122,480	214,080	135,823	117,669	44,878	71,818	818	707,566
Home equity								
Pass	1,084	255	161	98	87	342	11,111	13,138
Watch	-	-	-	-	-	-	-	-
Substandard	-	18	17	-	-	-	55	90
Total	1,084	273	178	98	87	342	11,166	13,228
Construction and land								
Pass	38,079	1,348	9,349	2,146	2,255	194	-	53,371
Watch	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total	38,079	1,348	9,349	2,146	2,255	194	-	53,371
Commercial Real Estate								
Pass	70,677	76,067	62,922	33,436	19,250	31,673	1,375	295,400
Watch	-	-	-	-	-	-	-	-
Substandard	5,277	129	-	86	-	-	-	5,492
Total	75,954	76,196	62,922	33,522	19,250	31,673	1,375	300,892
Consumer								
Pass	-	-	-	-	-	-	848	848
Watch	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	848	848
Commercial								
Pass	17,019	1,631	904	2,668	80	5,435	7,847	35,584
Watch	-	-	-	-	-	-	-	-
Substandard	-	48	-	-	13	-	1,475	1,536
Total	17,019	1,679	904	2,668	93	5,435	9,322	37,120
Total Loans	$ 457,414	$ 461,197	$ 255,554	$ 189,398	$ 86,529	$ 189,667	$ 24,456	$ 1,664,215
Gross charge-offs	168	0	0	0	0	0	37	205

The following presents data on restructurings of financing receivables whose borrowers are experiencing financial difficulty:

	As of December 31, 2023					
	Accruing		Non-accruing		Total	
	Amount	Number	Amount	Number	Amount	Number
	(Dollars in Thousands)					
One- to four-family	$ -	-	$ 543	2	$ 543	2
	$ -	-	$ 543	2	$ 543	2

Financing receivables whose borrowers are experiencing financial difficulty involve granting concessions to a borrower experiencing financial difficulty by modifying the terms of the loan in an effort to avoid foreclosure. Typical restructured terms include six months to twelve months of principal forbearance, a reduction in interest rate or both. In no instances have the restructured terms included a reduction of outstanding principal balance.

All loans that have been modified in a financing receivable whose borrowers are experiencing financial difficulty are considered to be impaired. As such, an analysis has been performed with respect to all of these loans to determine the need for an ACL. When a loan is expected to perform in accordance with the restructured terms and ultimately return to and perform under contract terms, a valuation allowance is established equal to the excess of the present value of the expected future cash flows under the original contract terms as compared with the modified terms, including an estimated default rate. When there is doubt as to the borrower's ability to perform under the restructured terms or ultimately return to and perform under market terms, an ACL is established equal to the impairment when the carrying amount exceeds fair value of the underlying collateral.

If an updated credit department review indicates no other evidence of elevated credit risk and the borrower completes a minimum of six consecutive contractual payments, the loan is returned to accrual status at that time.

The following presents restructurings of financing receivables whose borrowers are experiencing financial difficulty by concession type:

	As of December 31, 2023					
	Performing in accordance with modified terms		In Default		Total	
	Amount	Number	Amount	Number	Amount	Number
	(Dollars in Thousands)					
Interest reduction and principal forebearance	$ -	-	$ -	-	$ -	-
Interest reduction	15	1	-	-	15	1
Principal forebearance	528	1	-	-	528	1
Total	$ 543	2	$ -	-	$ 543	2

There were no restructuring of financing receivables whose borrowers are experiencing financial difficulty during the year ended December 31, 2024. There was one restructuring for $528,000 of financing receivables whose borrowers are experiencing financial difficulty during the year ended December 31, 2023.

There were no restructurings of financing receivables whose borrowers are experiencing financial difficulty within the past twelve months of which there was a default during the years ended December 31, 2024 and 2023.

The following table presents data on non-accrual loans:

	As of December 31,	
	2024	2023
	(Dollars in Thousands)	
Residential		
One- to four-family	$ 5,515	$ 4,503
Multi family	-	-
Home equity	150	90
Construction and land	-	-
Commercial real estate	-	215
Commercial	-	-
Consumer	-	-
Total non-accrual loans	$ 5,665	$ 4,808
Total non-accrual loans to total loans	0.34%	0.29%
Total non-accrual loans to total assets	0.26%	0.22%

Residential one- to four-family mortgage loans that were in the process of foreclosure were $1.9 million and $250,000 at December 31, 2024 and December 31, 2023, respectively.

4) Office Properties and Equipment

Office properties and equipment are summarized as follows:

	December 31,			
	2024		**2023**	
	(In Thousands)			
Land	$	7,454	$	7,454
Office buildings and improvements		33,468		34,275
Furniture and equipment		13,295		12,990
Total		54,217		54,719
Less accumulated depreciation		(34,828)		(34,724)
Total, net	$	19,389	$	19,995

Depreciation of premises and equipment totaled $1.6 million, $1.7 million and $1.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

5) Mortgage Servicing Rights

The following table presents the activity related to the Company's mortgage servicing rights included in prepaid expenses and other assets on the consolidated statement of financial condition:

	Year ended December 31,			
	2024		**2023**	
	(In Thousands)			
Mortgage servicing rights at beginning of the year	$	1,811	$	3,444
Additions		850		1,773
Amortization		(291)		(319)
Sales		(1,958)		(2,767)
Mortgage servicing rights at end of the year		412		2,131
Valuation allowance recovered during the year		320		(320)
Mortgage servicing rights at the end of the year, net	$	732	$	1,811

The unpaid principal balance of loans serviced for others was $83.4 million and $238.7 million at December 31, 2024 and December 31, 2023 respectively. Loans serviced for others are not reflected in the consolidated statements of financial condition.

The fair value of mortgage servicing rights was $807,000 at December 31, 2024 and $2.2 million at December 31, 2023.

During the year ended December 31, 2024, the Company sold mortgage servicing rights related to $233.0 million in loans serviced for third parties which had a book value of $2.0 million. The sale generated $2.1 million in net proceeds and a $152,000 gain. During the year ended December 31, 2023, the Company sold mortgage servicing rights related to $318.4 million in loans serviced for third parties which had a book value of $2.9 million. The sale generated $3.5 million in net proceeds and a $583,000 gain.

The following table shows the estimated future amortization expense for mortgage servicing rights at December 31, 2024 for the years ending December 31 periods as indicated:

	(In Thousands)	
2025	$	132
2026		120
2027		107
2028		93
2029		80
Thereafter		200
Total	$	732

6) Deposits

The aggregate amount of time deposit accounts with the portion of the account balances that are greater than $250,000 at December 31, 2024 and 2023 amounted to $167.3 million and $131.4 million, respectively.

A summary of interest expense on deposits is as follows:

	Years ended December 31,					
	2024		**2023**		**2022**	
	(In Thousands)					
Interest-bearing demand deposits	$	98	$	82	$	61
Money market and savings deposits		5,654		4,529		1,201
Time deposits		34,821		21,127		3,601
	$	40,573	$	25,738	$	4,863

A summary of the contractual maturities of time deposits at December 31, 2024 is as follows:

	(In Thousands)	
Within one year	$	842,390
More than one to two years		60,554
More than two to three years		1,906
More than three to four years		366
More than four through five years		323
	$	905,539

We held related party deposits of $11.3 million at December 31, 2024 and $9.0 million at December 31, 2023.

7) Borrowings

Borrowings consist of the following:

December 31, 2024

Category	Term	Amount	Maturity	Rate	Rate Type	Callable/Putable	Settlement Date	Frequency
					(Dollars in Thousands)			
FHLB advances								
	Long-term	$ 10,000	December 3, 2027	3.48%	Fixed	Putable	December 3, 2024	Monthly
	Long-term	10,000	December 6, 2027	3.47%	Fixed	Putable	December 4, 2024	Monthly
	Long-term	10,000	December 10, 2027	3.49%	Fixed	Putable	December 10, 2024	Monthly
	Long-term	50,000	December 14, 2027	1.73%	Fixed	N/A	December 14, 2017	N/A
	Long-term	10,000	May 15, 2029	3.54%	Fixed	Putable	May 15, 2024	Monthly
	Long-term	10,000	June 4, 2029	3.55%	Fixed	Putable	June 4, 2024	Monthly
	Long-term	10,000	June 5, 2029	3.48%	Fixed	Putable	June 5, 2024	Monthly
	Long-term	10,000	June 14, 2029	3.43%	Fixed	Putable	June 14, 2024	Monthly
	Long-term	10,000	June 18, 2029	3.47%	Fixed	Putable	June 18, 2024	Monthly
	Long-term	10,000	July 9, 2029	3.40%	Fixed	Putable	July 8, 2024	Monthly
	Long-term	10,000	July 12, 2029	3.35%	Fixed	Putable	July 12, 2024	Monthly
Total FHLB long-term advances		$ 150,000		2.89%				
	Short-Term	80,300	January 2, 2025	4.44%	Fixed	N/A	N/A	N/A
	Short-Term	16,000	January 6, 2025	4.59%	Fixed	N/A	N/A	N/A
	Short-Term	27,453	January 6, 2025	4.59%	Fixed	N/A	N/A	N/A
	Short-Term	10,000	January 6, 2025	3.53%	Fixed	N/A	N/A	N/A
	Short-Term	13,600	January 9, 2025	4.50%	Fixed	N/A	N/A	N/A
	Short-Term	28,500	January 9, 2025	4.50%	Fixed	N/A	N/A	N/A
	Short-Term	12,300	January 9, 2025	4.50%	Fixed	N/A	N/A	N/A
	Short-Term	9,900	January 16, 2025	4.41%	Fixed	N/A	N/A	N/A
	Short-Term	2,000	January 17, 2025	4.40%	Fixed	N/A	N/A	N/A
	Short-Term	20,700	January 21, 2025	4.39%	Fixed	N/A	N/A	N/A
	Short-Term	15,500	January 23, 2025	4.36%	Fixed	N/A	N/A	N/A
	Short-Term	20,000	January 29, 2025	4.74%	Fixed	N/A	N/A	N/A
	Short-Term	11,300	March 17, 2025	4.41%	Fixed	N/A	N/A	N/A
	Short-Term	26,000	October 1, 2025	3.95%	Fixed	N/A	N/A	N/A
Total FHLB short-term advances		$ 293,553		4.41%				
Total FHLB advances		$ 443,553		3.89%				
Repurchase agreements	Revolving	$ 2,966	N/A	7.49%	Variable	N/A	N/A	N/A
Total borrowings		$ 446,519		3.92%				

December 31, 2023

Category	Term	Amount	Maturity	Rate	Rate Type	Callable/Putable	Settlement Date	Frequency
						(Dollars in Thousands)		
FHLB advances								
	Long-term	$ 50,000	December 14, 2027	1.73%	Fixed	N/A	December 14, 2017	N/A
	Long-term	10,000	August 7, 2028	3.51%	Fixed	Putable	December 7, 2023	Quarterly
	Long-term	10,000	August 8, 2028	3.52%	Fixed	Putable	December 8, 2023	Quarterly
	Long-term	10,000	October 10, 2028	3.49%	Fixed	Putable	November 10, 2023	Quarterly
	Long-term	10,000	October 10, 2028	3.49%	Fixed	Putable	November 10, 2023	Quarterly
	Long-term	10,000	November 3, 2028	3.46%	Fixed	Putable	December 4, 2023	Quarterly
	Long-term	10,000	November 6, 2028	3.47%	Fixed	Putable	December 6, 2023	Quarterly
	Long-term	15,000	November 14, 2028	3.39%	Fixed	Putable	December 14, 2023	Quarterly
	Long-term	10,000	November 29, 2028	3.38%	Fixed	Putable	December 29, 2023	Quarterly
	Long-term	10,000	November 29, 2028	3.43%	Fixed	Putable	January 29, 2024	Quarterly
	Long-term	10,000	December 4, 2028	3.31%	Fixed	Putable	January 4, 2023	Quarterly
Total FHLB long-term advances		155,000		2.89%				
	Short-term	60,000	January 2, 2024	5.44%	Fixed	N/A	N/A	N/A
	Short-term	20,000	January 2, 2024	5.45%	Fixed	N/A	N/A	N/A
	Short-term	20,000	January 5, 2024	5.48%	Fixed	N/A	N/A	N/A
	Short-term	20,500	January 8, 2024	5.38%	Fixed	N/A	N/A	N/A
	Short-term	18,000	January 8, 2024	5.38%	Fixed	N/A	N/A	N/A
	Short-term	14,000	January 16, 2024	5.49%	Fixed	N/A	N/A	N/A
	Short-term	21,000	January 22, 2024	5.36%	Fixed	N/A	N/A	N/A
	Short-term	33,000	January 29, 2024	5.36%	Fixed	N/A	N/A	N/A
	Short-term	27,500	February 20, 2024	5.41%	Fixed	N/A	N/A	N/A
	Short-term	27,000	February 27, 2024	5.42%	Fixed	N/A	N/A	N/A
	Short-term	24,500	March 13, 2024	5.39%	Fixed	N/A	N/A	N/A
	Short-term	23,500	December 29, 2024	4.79%	Fixed	N/A	N/A	N/A
Total FHLB short-term advances		309,000		5.37%				
Total FHLB advances		464,000		4.54%				
Short-Term Borrowings								
Federal reserve bank	Short-term	$ 145,000	December 31, 2024	4.83%	Fixed	N/A	N/A	N/A
Total Federal reserve bank		$ 145,000		4.83%				
Repurchase agreements	Revolving	$ 2,054	N/A	8.20%	Variable	N/A	N/A	N/A
Total short-term borrowings		$ 147,054		4.88%				
Total borrowings		$ 611,054		4.62%				

The short-term repurchase agreement represents the outstanding portion of a total $50.0 million commitment with one unrelated bank. The short-term repurchase agreement is utilized by Waterstone Mortgage Corporation to finance loans originated for sale. This agreement is secured by the underlying loans being financed. Related interest rates are based upon the note rate associated with the loans being financed. The short-term repurchase agreement had a $3.0 million balance at December 31, 2024 and a $2.1 million balance at December 31, 2023.

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. In addition, the Company enters into agreements under which it sells loans held for sale subject to an obligation to repurchase the same loans. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing arrangements (i.e., secured borrowings) and not as a sale and subsequent repurchase of assets. The obligation to repurchase the assets is reflected as a liability in the Company's consolidated statements of financial condition, while the securities and loans held for sale underlying the repurchase agreements remain in the respective investment securities and loans held for sale asset accounts. In other words, there is no offsetting or netting of the investment securities or loans held for sale assets with the repurchase agreement liabilities. The Company's repurchase agreement is subject to master netting agreements, which sets forth the rights and obligations for repurchase and offset. Under the master netting agreement, the Company is entitled to set off the collateral placed with a single counterparty against obligations owed to that counterparty.

The Company selects loans that meet underwriting criteria established by the Federal Home Loan Bank Chicago (FHLBC) as collateral for outstanding advances. The Company's borrowings at the FHLBC are limited to 76% of the carrying value of unencumbered one- to four-family mortgage loans, 62% of the carrying value of home equity loans and 73% of the carrying value of over four-family loans. In addition, these advances are collateralized by FHLBC stock of $20.3 million at December 31, 2024 and $20.9 million at December 31, 2023. In the event of prepayment, the Company is obligated to pay all remaining contractual interest on the advance.

8)   Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements, or overall financial performance deemed by the regulators to be inadequate, can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As required by applicable legislation, the federal banking agencies were required to develop a "Community Bank Leverage Ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement.

The federal banking agencies must set the minimum capital for the new Community Bank Leverage Ratio at not less than 8% and not more than 10%. The Community Bank Leverage Ratio is currently 9%. A financial institution can elect to be subject to this new definition, and opt-out of this new definition, at any time. As a qualified community bank, we elected to opt-out of this definition during the second quarter of 2020.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The minimum capital ratios set forth in the Regulatory Capital Plans will be increased and other minimum capital requirements will be established if and as necessary. In accordance with the Regulatory Capital Plans, the Bank will not pursue any acquisition or growth opportunity, declare any dividend or conduct any stock repurchase that would cause the Bank's total risk-based capital ratio and/or its Tier 1 leverage ratio to fall below the established minimum capital levels or the capital levels required for capital adequacy plus the capital conservation buffer. The minimum capital conservation buffer is 2.5%.

As of December 31, 2024, the Bank was well-capitalized, with all capital ratios exceeding the well-capitalized requirement. There are no conditions or events that management believes have changed the Bank's prompt corrective action capitalization category.

The Bank is subject to regulatory restrictions on the amount of dividends it may declare and pay to the Company without prior regulatory approval, and to regulatory notification requirements for dividends that do not require prior regulatory approval.

The actual and required capital amounts and ratios as of December 31, 2024 and 2023 are presented in the table below:

	December 31, 2024							
	Actual		For Capital Adequacy Purposes		Minimum Capital Adequacy with Capital Buffer		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars In Thousands)							
Total Capital (to risk-weighted assets)								
Consolidated Waterstone Financial, Inc.	376,624	20.90%	144,162	8.00%	189,213	10.50%	N/A	N/A
Waterstone Bank	365,634	20.29%	144,167	8.00%	189,220	10.50%	180,209	10.00%
Tier I Capital (to risk-weighted assets)								
Consolidated Waterstone Financial, Inc.	357,135	19.81%	108,168	6.00%	153,238	8.50%	N/A	N/A
Waterstone Bank	346,145	19.21%	108,126	6.00%	153,178	8.50%	144,168	8.00%
Common Equity Tier 1 Capital (to risk-weighted assets)								
Consolidated Waterstone Financial, Inc.	357,135	19.81%	81,126	4.50%	126,196	7.00%	N/A	N/A
Waterstone Bank	346,145	19.21%	81,094	4.50%	126,147	7.00%	117,136	6.50%
Tier I Capital (to average assets)								
Consolidated Waterstone Financial, Inc.	357,135	16.04%	89,061	4.00%	N/A	N/A	N/A	N/A
Waterstone Bank	346,145	15.55%	89,041	4.00%	N/A	N/A	111,301	5.00%
State of Wisconsin (to total assets)								
Waterstone Bank	346,145	15.68%	132,453	6.00%	N/A	N/A	N/A	N/A

	December 31, 2023							
	(Dollars In Thousands)							
Total Capital (to risk-weighted assets)								
Consolidated Waterstone Financial, Inc.	380,351	21.50%	141,538	8.00%	185,769	10.50%	N/A	N/A
Waterstone Bank	355,476	20.10%	141,515	8.00%	185,738	10.50%	176,893	10.00%
Tier I Capital (to risk-weighted assets)								
Consolidated Waterstone Financial, Inc.	360,734	20.39%	106,154	6.00%	150,385	8.50%	N/A	N/A
Waterstone Bank	335,859	18.99%	106,117	6.00%	150,332	8.50%	141,489	8.00%
Common Equity Tier 1 Capital (to risk-weighted assets)								
Consolidated Waterstone Financial, Inc.	360,734	20.39%	79,615	4.50%	123,846	7.00%	N/A	N/A
Waterstone Bank	335,859	18.99%	79,587	4.50%	123,803	7.00%	114,960	6.50%
Tier I Capital (to average assets)								
Consolidated Waterstone Financial, Inc.	360,734	16.77%	86,043	4.00%	N/A	N/A	N/A	N/A
Waterstone Bank	335,859	15.62%	86,007	4.00%	N/A	N/A	107,509	5.00%
State of Wisconsin (to total assets)								
Waterstone Bank	335,859	15.20%	132,576	6.00%	N/A	N/A	N/A	N/A

9) Stock Based Compensation

Stock-Based Compensation Plan

In 2020, the 2020 Omnibus Incentive Plan was approved. All stock awards granted under this plan are required to be settled in shares of the Company's common stock. The exercise price for all stock options granted was equal to the quoted NASDAQ market closing price on the date that the awards were granted and the stock options expire ten years after the grant date, if not exercised. All restricted stock grants are issued from previously unissued shares.

A total of 750,000 stock options and 500,000 restricted shares were approved for award. A total of 605,000 stock options and 364,000 restricted stock were available to be issued as of December 31, 2024.

Accounting for Stock-Based Compensation Plan

The fair value of stock options granted is estimated on the grant date using a Black-Scholes pricing model.   The fair value of restricted shares is equal to the quoted NASDAQ market closing price on the date of grant. The fair value of stock grants is recognized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense is included in compensation, payroll taxes and other employee benefits in the consolidated statements of income.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock options represents the period of time that the options are expected to be outstanding and is based on the historical results from the previous awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the actual volatility of Waterstone Financial, Inc. stock for the weighted average life time period prior to issuance date. The following assumptions were used in estimating the fair value of options granted in the years ended December 31, 2024 and 2023.

	2024		2023	
	Minimum	**Maximum**	**Minimum**	**Maximum**
Dividend yield	2.99%	5.19%	4.22%	6.27%
Risk-free interest rate	3.58%	4.63%	3.52%	4.62%
Expected volatility	26.67%	27.81%	23.81%	25.42%
Weighted average expected life	5.1	5.7	5.1	5.7
Weighted average per share value of options	2.01	2.99	1.58	2.52

The Company's policy is to adjust compensation expense at the time of actual stock grant forfeiture.

A summary of the Company's stock option activity for the years ended December 31, 2024, 2023 and 2022 is presented below.

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Years Remaining in Contractual Term	Aggregate Intrinsic Value (000's)
Outstanding December 31, 2021	594,310	$ 14.20	4.33	$ 4,158
Options exercisable at December 31, 2021	352,310	13.70	3.78	$ 2,636
Granted	35,000	18.38		$ 2
Exercised	(44,690)	12.62		198
Forfeited	(29,001)	18.82		1
Outstanding December 31, 2022	555,619	14.35	3.41	$ 1,708
Options exercisable at December 31, 2022	409,119	13.76	2.59	$ 1,408
Granted	40,000	14.20		$ 15
Exercised	(64,219)	12.75		93
Forfeited	(21,000)	19.24		-
Outstanding December 31, 2023	510,400	14.34	3.17	$ 473
Options exercisable at December 31, 2023	425,400	13.92	2.08	$ 454
Granted	55,000	12.66		$ 63
Exercised	(129,868)	12.79		85
Forfeited	(15,000)	13.66		11
Outstanding December 31, 2024	420,532	14.62	3.48	$ 188
Options exercisable at December 31, 2024	325,190	14.51	2.02	$ 141

The following table summarizes information about the Company's stock options outstanding at December 31, 2024.

Range of Exercise Prices:	Options Outstanding	Weighted Average Exercise Price	Remaining Life (Years)	Options Exercisable	Weighted Average Exercise Price	Remaining Life (Years)
$0.01 - $10.00	-	$ -	-	-	$ -	-
$10.01 - $15.00	290,532	13.00	2.81	226,190	12.94	1.05
$15.01 - $20.00	115,000	17.80	4.71	90,000	17.78	3.96
Over $20.01	15,000	21.50	6.89	9,000	21.50	6.89
Total	420,532	$ 14.62	3.48	325,190	$ 14.51	2.02

The following table summarizes information about the Company's nonvested stock option activity for the years ended December 31, 2024 and 2023:

Stock Options	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	146,500	$ 2.90
Granted	40,000	1.82
Vested	(88,500)	3.16
Forfeited	(13,000)	2.55
Nonvested at December 31, 2023	85,000	2.17
Nonvested at December 31, 2023	85,000	2.17
Granted	55,000	2.33
Vested	(30,658)	2.21
Forfeited	(14,000)	2.20
Nonvested at December 31, 2024	95,342	2.35

The Company amortizes the expense related to stock options as compensation expense over the vesting period. Expense for the stock options granted of $75,000, $107,000 and $342,000 was recognized during the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the Company had $193,000 in estimated unrecognized compensation costs related to outstanding stock options that is expected to be recognized over a weighted average period of 37 months.

The following table summarizes information about the Company's restricted stock shares activity for the years ended December 31, 2024 and 2023:

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	45,099	$ 19.84
Granted	21,982	16.02
Vested	(1,288)	19.80
Forfeited	-	-
Nonvested at December 31, 2023	65,793	18.56
Nonvested at December 31, 2023	65,793	18.56
Granted	69,302	12.33
Vested	(38,231)	16.69
Forfeited	(2,005)	20.75
Nonvested at December 31, 2024	94,859	14.72

The Company amortizes the expense related to restricted stock awards as compensation expense over the vesting period. Expense for the restricted stock awards of $240,000, $170,000 and $242,000 was recorded for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the Company had $563,000 of unrecognized compensation expense related to restricted stock shares that is expected to be recognized over a weighted average period of 24 months.

10) Employee Benefit Plans

The Company has two 401(k) profit sharing plans and trusts covering substantially all employees. WaterStone Bank employees over 18 years of age are immediately eligible to participate in the Bank's plan. Waterstone Mortgage employees over 18 years of age are eligible to participate in its plan as of the first of the month following their date of employment. Participating employees may annually contribute pretax compensation in accordance with IRS limits. The Company made matching contributions of $962,000, $1.0 million, and $1.3 million to the plans during the years ended December 31, 2024, 2023 and 2022, respectively.

11) Employee Stock Ownership Plan

All WaterStone Bank employees are eligible to participate in the WaterStone Bank Employee Stock Ownership Plan (the "Plan") after they attain 21 years of age and complete 12 consecutive months of service in which they work at least 1,000 hours of service. The Plan debt is secured by shares of the Company. The Company has committed to make annual contributions to the Plan necessary to repay the loan, including interest.

During the year ended December 31, 2005, the Plan borrowed $8.5 million from the Company and purchased 835,610 shares of common stock of the Company in the open market. During the year ended December 31, 2014, the Plan borrowed an additional $23.8 million from the Company, refinanced the remaining 83,561 shares (related to the 2005 Plan purchase), and purchased an additional 2,024,000 shares of common stock of the Company in the open market. While the shares are not released and allocated to Plan participants until the loan payment is made, the shares are deemed to be earned and are therefore, committed to be released throughout the service period. As such, one-twentieth of the total 2,107,561 shares are scheduled to be released annually as shares are earned over a period of 20 years, beginning with the period ended December 31, 2014. As the debt is repaid, shares are released from collateral and allocated to active participant accounts. The shares pledged as collateral are reported as "Unearned ESOP shares" in the consolidated statement of financial condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average fair market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense attributed to the ESOP was $1.4 million, $1.5 million and $1.9 million, respectively, for the years ended December 31, 2024, 2023 and 2022.

The aggregate activity in the number of unearned ESOP shares, considering the allocation of those shares committed to be released as of December 31, 2024 and 2023 is as follows:

	2024	2023
Beginning ESOP shares	1,053,781	1,159,159
Shares committed to be released	(105,378)	(105,378)
Unreleased shares	948,403	1,053,781
Fair value of unreleased shares (in millions)	$ 12.7	$ 15.0

12) Income Taxes

The provision for income taxes for the year ended December 31, 2024, 2023 and 2022 consists of the following:

	Years ended December 31,		
	2024	2023	2022
	(In Thousands)		
Current:			
Federal	$ 3,866	$ 2,274	$ 4,731
State	(49)	456	745
	3,817	2,730	5,476
Deferred:			
Federal	215	(523)	(460)
State	765	(550)	(24)
	980	(1,073)	(484)
Valuation Allowance:			
Available for sale securities, net	517	-	-
Total	$ 5,314	$ 1,657	$ 4,992

The income tax provisions differ from that computed at the Federal statutory corporate tax rate for the years ended December 31, 2024, 2023 and 2022 as follows:

	Years ended December 31,					
	2024		2023		2022	
	(Dollars in Thousands)					
Income before income taxes	$	24,002	$	11,032	$	24,479
Tax at Federal statutory rate (21%)		5,040		2,317		5,141
Add (deduct) effect of:						
State income taxes net of Federal income tax (benefit) expense		(1,301)		(74)		570
Cash surrender value of life insurance		(413)		(359)		(365)
Non-deductible ESOP and stock option expense		65		73		167
Tax-exempt interest income		(245)		(205)		(159)
Non-deductible compensation		-		87		37
Death benefit on bank owned life insurance		(57)		(8)		(71)
Stock compensation		(32)		-		(69)
ESOP dividends		(126)		(168)		(273)
Valuation allowance - available for sale securities		517		-		-
Valuation allowance - other temporary differences		1,867		-		-
Other		(1)		(6)		14
Income tax provision	$	5,314	$	1,657	$	4,992
Effective tax rate		22.1%		15.0%		20.4%

The significant components of the Company's net deferred tax assets (liabilities) included in prepaid expenses and other assets are as follows at December 31, 2024 and 2023:

	December 31,			
	2024		2023	
	(In Thousands)			
Gross deferred tax assets:				
Depreciation	$	1,080	$	1,054
Restricted stock and stock options		137		324
Allowance for credit losses		4,480		4,530
Allowance for unfunded commitments		305		261
Repurchase reserve for loans sold		335		446
Interest recognized for tax but not books		98		217
State net operating loss		1,368		280
Real estate owned		11		9
Lease liability		955		802
Unrealized loss on securities available for sale, net		5,798		5,520
Valuation allowance - available for sale securities		(517)		-
Valuation allowance - other temporary differences		(1,867)		-
Other		384		374
Total gross deferred tax assets		12,567		13,817
Gross deferred tax liabilities:				
Mortgage servicing rights		(191)		(467)
FHLB stock dividends		-		(17)
Lease Asset		(968)		(815)
Deferred loan fees		(466)		(357)
Deferred liabilities		(1,625)		(1,656)
Net deferred tax assets	$	10,942	$	12,161

The Company had a state net operating loss carry forward of $1.4 million at December 31, 2024. The Company has no capital loss carryforwards as of December 31, 2024. For the year ended December 31, 2024, income tax expense was impacted by a change in Wisconsin state income taxes. On March 18, 2024, the State of Wisconsin Department of Revenue issued an emergency ruling with additional details of the law. This publication enabled us to estimate the impact on our Wisconsin state income tax expense. The impact moving forward should result in no Wisconsin state income taxes being expensed, resulting in a lower estimated effective tax rate.

A valuation allowance is required if it is more likely than not that some portion of the deferred tax asset will not be realized. The valuation allowance as of December 31, 2024, of $2.4 million is the result of the valuation allowance for state related attributes, net of subsequent changes to those attributes along with the state related impact of changes to the unrealized losses on securities AFS disposed. Of the $1.4 million in state operating loss carry forward, there is a $1.3 million valuation allowance recorded against it. At December 31, 2023, no valuation allowance was determined to be necessary.

Under the Internal Revenue Code and Wisconsin Statutes, the Company was permitted to deduct, for tax years beginning before 1988, an annual addition to a reserve for bad debts. This amount differs from the provision for credit losses recorded for financial accounting purposes. Under prior law, bad debt deductions for income tax purposes were included in taxable income of later years only if the bad debt reserves were used for purposes other than to absorb bad debt losses. Because the Company did not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes were provided. Retained earnings at December 31, 2024 include approximately $16.7 million for which no deferred Federal or state income taxes were provided. Deferred income taxes have been provided on certain additions to the tax reserve for bad debts.

The Company and its subsidiaries file consolidated federal and combined state tax returns. One subsidiary also files separate state income tax returns in certain states. The Company is no longer subject to federal tax examinations for the years before 2021. The years open to examination by state and local government authorities varies by jurisdiction.

13) Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

	December 31,		
	2024		2023
	(In Thousands)		
Financial instruments whose contract amounts represent potential credit risk:			
Commitments to extend credit under first mortgage loans (1)	$ 19,052	$	9,789
Commitments to extend credit under home equity lines of credit	11,531		11,722
Unused portion of construction loans	72,753		76,660
Unused portion of business lines of credit	15,061		15,378
Standby letters of credit	399		514

(1) Excludes commitments to originate loans held for sale, which are discussed in Footnote 14 - Derivative Financial Instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements of the Company. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral obtained generally consists of mortgages on the underlying real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds mortgages on the underlying real estate as collateral supporting those commitments for which collateral is deemed necessary.

The Company has determined that there are no probable losses related to commitments to extend credit or the standby letters of credit as of December 31, 2024 and 2023. See Note 3 - Loans Receivable for discussion on the allowance for credit losses - unfunded commitments.

Residential mortgage loans sold to others are predominantly conventional residential first lien mortgages. The Company's agreements to sell residential mortgage loans in the normal course of business usually require certain representations and warranties on the underlying loans sold related to credit information, loan documentation and collateral, which if subsequently are untrue or breached, could require the Company to repurchase certain loans affected. The Company has only been required to make insignificant repurchases as a result of breaches of these representations and warranties. The Company's agreements to sell residential mortgage loans also contain limited recourse provisions. The recourse provisions are limited in that the recourse provision ends after certain payment criteria have been met. With respect to these loans, repurchase could be required if defined delinquency issues arose during the limited recourse period. Given that the underlying loans delivered to buyers are predominantly conventional first lien mortgages, historical experience has resulted in insignificant losses and repurchase activity. The Company's reserve for losses related to these recourse provisions that is reported as a component of other liabilities on the Company's consolidated statement of financial condition totaled $1.3 million and $1.7 million as of December 31, 2024 and December 31, 2023, respectively.

In the normal course of business, the Company, or its subsidiaries are involved in various legal proceedings. The outcomes of these actions are not predictable, but we do not believe that the ultimate resolution of any pending or threatened actions of these types will have a material adverse effect on our financial position, results of operations, liquidity, or capital resources. The Company intends to continue to vigorously defend its interests in these matters and pursue all possible legal defenses against the claims. In relation to various legal matters, we had an accrued legal liability balance of $1.3 million and $125,000 included within accrued liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

14) Derivative Financial Instruments

Mortgage Banking Derivatives

In connection with its mortgage banking activities, the Company enters into derivative financial instruments as part of its strategy to manage its exposure to changes in interest rates. Mortgage banking derivatives include interest rate lock commitments provided to customers to fund mortgage loans to be sold in the secondary market and forward commitments for the future delivery of such loans. It is the Company's practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on its commitments to fund the loans as well as on its portfolio of mortgage loans held-for-sale. The Company's mortgage banking derivatives have not been designated as being a hedge relationship. These instruments are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements of ASC 815. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. The Company does not use derivatives for speculative purposes.

Derivative Loan Commitments

Mortgage loan commitments qualify as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. The Company enters into commitments to fund residential mortgage loans at specified times in the future, with the intention that these loans will subsequently be sold in the secondary market. A mortgage loan commitment binds the Company to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock.

Outstanding derivative loan commitments expose the Company to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of a rate lock to funding of the loan due to increases in mortgage interest rates. If interest rates increase, the value of these loan commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increases.

Forward Loan Sale Commitments

The Company utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments.

With a "mandatory delivery" contract, the Company commits to deliver a certain principal amount of mortgage loans to an investor at a specified price on or before a specified date. If the Company fails to deliver the number of mortgages necessary to fulfill the commitment by the specified date, it is obligated to pay a "pair-off" fee, based on then-current market prices, to the investor to compensate the investor for the shortfall.

With a "best efforts" contract, the Company commits to deliver an individual mortgage loan of a specified principal amount and quality to an investor if the loan to the underlying borrower closes. Generally, the price the investor will pay the seller for an individual loan is specified prior to the loan being funded (e.g., on the same day the lender commits to lend funds to a potential borrower).

The Company expects that these forward loan sale commitments will experience changes in fair value opposite to the change in fair value of derivative loan commitments.

Interest Rate Swaps

The Company may offer derivative contracts to its customers in connection with their risk management needs. The Company manages the risk associated with these contracts by entering into an equal and offsetting derivative with a third-party dealer through back-to-back swaps. These derivatives generally work together as an economic interest rate hedge, but the Company does not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability are recorded as either a charge or credit to current earnings during the period in which the changes occurred. The fair value of the swaps is recorded as both an asset and a liability, in other assets and other liabilities on the Company's consolidated statement of financial condition, respectively, in equal amounts for these transactions.

The following tables presents the outstanding notional balances and fair values of outstanding derivative instruments:

December 31, 2024 Derivatives not designated as Hedging Instruments	Notional Amount	Assets		Liabilities	
		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(Dollars in millions)				
Forward commitments	$ 171.6	Prepaid expenses and Other assets	$ 0.6	Other liabilities	$ -
Interest rate locks	136.2	Prepaid expenses and Other assets	0.3	Other liabilities	-
Interest rate swaps	140.4	Prepaid expenses and Other assets	12.6	Other liabilities	12.6

December 31, 2023 Derivatives not designated as Hedging Instruments	Notional Amount	Assets		Liabilities	
		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(Dollars in millions)				
Forward commitments	$ 268.8	Prepaid expenses and Other assets	$ -	Other liabilities	$ 0.4
Interest rate locks	170.9	Prepaid expenses and Other assets	0.3	Other liabilities	-
Interest rate swaps	88.2	Prepaid expenses and Other assets	12.0	Other liabilities	12.0

In determining the fair value of its derivative loan commitments, the Company considers the value that would be generated when the loan arising from exercise of the loan commitment is sold in the secondary mortgage market. That value includes the price that the loan is expected to be sold for in the secondary mortgage market. The fair value of these commitments is recorded on the consolidated statements of financial condition with the changes in fair value recorded as a component of mortgage banking income.

The significant unobservable input used in the fair value measurement of the Company's mortgage banking derivatives, including interest rate lock commitments, is the loan pull through rate. This represents the percentage of loans currently in a lock position which the Company estimates will ultimately close. Generally, the fair value of an interest rate lock commitment will be positively (negatively) impacted when the prevailing interest rate is lower (higher) than the interest rate lock commitment. Generally, an increase in the pull through rate will result in the fair value of the interest rate lock increasing when in a gain position, or decreasing when in a loss position. The pull through rate is largely dependent on the loan processing stage that a loan is currently in and the change in prevailing interest rates from the time of the rate lock. The pull through rate is computed using historical data and the ratio is periodically reviewed by the Company.

The back-to-back swaps mature in December 2029 to June 2037. Commercial borrower swaps are completed independently with each borrower and are not subject to master netting arrangements. As of December 31, 2024 and December 31, 2023, no back-to-back swaps were in default. The Company pays fixed rates and receives floating rates based upon SOFR on the swaps with dealer counterparties. Dealer counterparty swaps are subject to master netting agreements among the contracts within our Bank. No right of offset existed with dealer counterparty swaps as of December 31, 2024 and December 31, 2023. All changes in the fair value of these instruments are recorded in other non-interest income. The Company pledged no collateral at December 31, 2024 and December 31, 2023.

15) **Fair Value Measurements**

ASC Topic 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This accounting standard applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. The standard also emphasizes that fair value (i.e., the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, this accounting standard establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

Level 1 inputs - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs - Fair values determined by Level 2 inputs use inputs other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets where there are few transactions and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs - Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about our assets and liabilities recorded in our consolidated statement of financial position at their fair value on a recurring basis as of December 31, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	December 31, 2024	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
		(In Thousands)		
Assets				
Available for sale securities				
Mortgage-backed securities	$ 9,611	$ -	$ 9,611	$ -
Collateralized mortgage obligations				
Government sponsored enterprise issued	131,736	-	131,736	-
Private-label issued	6,400	-	6,400	-
Government sponsored enterprise bonds	2,440	-	2,440	-
Municipal securities	47,076	-	47,076	-
Other debt securities	11,286	-	11,286	-
Loans held for sale	135,909	-	135,909	-
Mortgage banking derivative assets	897	-	-	897
Interest rate swap assets	12,575	-	12,575	-
Liabilities				
Mortgage banking derivative liabilities	46	-	-	46
Interest rate swap liabilities	12,575	-	12,575	-

	December 31, 2023	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
		(In Thousands)		
Assets				
Available for sale securities				
Mortgage-backed securities	$ 11,181	$ -	$ 11,181	$ -
Collateralized mortgage obligations				
Government sponsored enterprise issued	133,467	-	133,467	-
Private-label issued	7,260	-	7,260	-
Government sponsored enterprise bonds	2,348	-	2,348	-
Municipal securities	39,488	-	39,488	-
Other debt securities	11,163	-	11,163	-
Loans held for sale	164,993	-	164,993	-
Mortgage banking derivative assets	334	-	-	334
Interest rate swap assets	12,044	-	12,044	-
Liabilities				
Mortgage banking derivative liabilities	364	-	-	364
Interest rate swap liabilities	12,044	-	12,044	-

The following summarizes the valuation techniques for assets and liabilities recorded in our consolidated statements of financial condition at their fair value on a recurring basis:

Available for sale securities – The Company's investment securities classified as available for sale include: mortgage-backed securities, collateralized mortgage obligations, government sponsored enterprise bonds, municipal securities and other debt securities. The fair values of mortgage-backed securities, collateralized mortgage obligations and government sponsored enterprise bonds are determined by a third party valuation source using observable market data utilizing a matrix or multi-dimensional relational pricing model. Standard inputs to these models include observable market data such as benchmark yields, reported trades, broker quotes, issuer spreads, benchmark securities, prepayment models and bid/offer market data. For securities with an early redemption feature, an option adjusted spread model is utilized to adjust the issuer spread. These model and matrix measurements are classified as Level 2 in the fair value hierarchy. The fair values of municipal and other debt securities are determined by a third party valuation source using observable market data utilizing a multi-dimensional relational pricing model. Standard inputs to this model include observable market data such as benchmark yields, reported trades, broker quotes, rating updates and issuer spreads. These model measurements are classified as Level 2 in the fair value hierarchy. The change in fair value is recorded through an adjustment to the statement of comprehensive income.

Loans held for sale – The Company carries loans held for sale at fair value under the fair value option model. Fair value is generally determined by estimating a gross premium or discount, which is derived from pricing currently observable in the secondary market, principally from observable prices for forward sale commitments. Loans held-for-sale are considered to be Level 2 in the fair value hierarchy of valuation techniques. The change in fair value is recorded through an adjustment to the statement of income.

Mortgage banking derivatives - Mortgage banking derivatives include interest rate lock commitments to originate residential loans held for sale to individual customers and forward commitments to sell residential mortgage loans to various investors. The Company utilizes a valuation model to estimate the fair value of its interest rate lock commitments to originate residential mortgage loans held for sale, which includes applying a pull through rate based upon historical experience and the current interest rate environment and then multiplying by quoted investor prices. The Company also utilizes a valuation model to estimate the fair value of its forward commitments to sell residential loans, which includes matching specific terms and maturities of the forward commitments against applicable investor pricing available. While there are Level 2 and 3 inputs used in the valuation models, the Company has determined that one or more of the inputs significant in the valuation of both of the mortgage banking derivatives fall within Level 3 of the fair value hierarchy. The change in fair value is recorded through an adjustment to the statement of operations, within mortgage banking income.

Interest rate swap assets/liabilities - The Company offers loan level swaps to its customers and offsets its exposure from such contracts by entering into mirror image swaps with a financial institution / swap counterparty. The fair values of derivatives are based on valuation models using observable market data as of the measurement date. Our derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Interest rate swap assets and liabilities are considered to be Level 2 in the fair value hierarchy of valuation techniques. The change in fair value is recorded through an adjustment to the statement of operations, within other income and other expense.

The table below presents reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2024 and 2023.

	Mortgage banking derivatives, net
	(In Thousands)
Balance at December 31, 2022	$ (994)
Mortgage derivative gain, net	964
Balance at December 31, 2023	(30)
Mortgage derivative gain, net	881
Balance at December 31, 2024	$ 851

There were no transfers in or out of Level 1, 2 or 3 measurements during the periods.

Assets Recorded at Fair Value on a Non-recurring Basis

The following table presents information about the Company's assets recorded in the consolidated statement of financial position at their fair value on a non-recurring basis as of December 31, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	December 31, 2024	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
		(In Thousands)		
Real estate owned	$ 505	$ -	$ -	$ 505

	December 31, 2023	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
		(In Thousands)		
Real estate owned	$ 254	$ -	$ -	$ 254
Impaired mortgage servicing rights	1,063	-	-	1,063

Real estate owned – On a non-recurring basis, real estate owned is recorded in the consolidated statements of financial condition at the lower of cost or fair value. Fair value is determined based on third party appraisals and, if less than the carrying value of the foreclosed loan, the carrying value of the real estate owned is adjusted to the fair value. Appraised values are adjusted to consider disposition costs and also to take into consideration the age of the most recent appraisal. Given the significance of the adjustments made to appraised values necessary to estimate the fair value of the properties, real estate owned is considered to be Level 3 in the fair value hierarchy of valuation techniques.

Mortgage servicing rights - The Company utilizes an independent valuation from a third party which uses a discounted cash flow model to estimate the fair value of mortgage servicing rights. The model utilizes prepayment assumptions to project cash flows related to the mortgage servicing rights based upon the current interest rate environment, which is then discounted to estimate an expected fair value of the mortgage servicing rights. The model considers characteristics specific to the underlying mortgage portfolio, such as: contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges and costs to service. Given the significance of the unobservable inputs utilized in the estimation process, mortgage servicing rights are classified as Level 3 within the fair value hierarchy. The Company records the mortgage servicing rights at the lower of amortized cost or fair value.

For Level 3 assets and liabilities measured at fair value on a recurring and non-recurring basis, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at December 31, 2024	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value		
				Minimum Value	Maximum Value	Weighted Average
			(Dollars in Thousands)			
Mortgage banking derivatives	$ 851	Pricing models	Pull through rate	13.7%	100.0%	66.3%
Real estate owned	505	Market approach	Discount rates applied to appraisals	32.4%	96.9%	79.6%
	December 31, 2023					
Mortgage banking derivatives	$ (30)	Pricing models	Pull through rate	20.5%	99.9%	69.8%
Real estate owned	254	Market approach	Discount rates applied to appraisals	23.3%	73.1%	39.3%
Mortgage servicing rights	1,063	Pricing models	Prepayment rate	6.7%	23.9%	14.6%
			Discount rate	10.0%	15.5%	11.2%
			Cost to service	$ 77	$ 471	$ 107

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Fair value information about financial instruments follows, whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amounts and fair values of the Company's financial instruments consist of the following at December 31, 2024 and December 31, 2023:

	December 31, 2024					December 31, 2023				
	Carrying amount	Fair Value				Carrying amount	Fair Value			
		Total	Level 1	Level 2	Level 3		Total	Level 1	Level 2	Level 3
					(In Thousands)					
Financial Assets										
Cash and cash equivalents	$ 39,761	$ 39,761	$ 39,761	$ -	$ -	$ 36,421	$ 36,421	$ 36,421	$ -	$ -
Loans receivable	1,680,576	1,603,437	-	-	1,603,437	1,664,215	1,558,472	-	-	1,558,472
FHLB stock	20,295	20,295	20,295	-	-	20,880	20,880	20,880	-	-
Accrued interest receivable	7,853	7,853	7,853	-	-	7,421	7,421	7,421	-	-
Mortgage servicing rights	732	807	-	-	807	1,811	2,207	-	-	2,207
		-					-			
Financial Liabilities										
Deposits	1,359,897	1,359,381	454,358	905,023	-	1,190,624	1,189,274	460,340	728,934	-
Advance payments by borrowers for taxes	5,630	5,630	5,630	-	-	6,607	6,607	6,607	-	-
Borrowings	446,519	439,455	-	439,455	-	611,054	602,948	-	602,948	-
Accrued interest payable	3,340	3,340	3,340	-	-	2,613	2,613	2,613	-	-

The following methods and assumptions were used by the Company in determining its fair value disclosures for financial instruments.

Cash and Cash Equivalents

The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is a reasonable estimate of fair value. The commercial paper instruments with a maturity of less than 90 days also approximates its fair value with its carrying value.

Securities

The fair value of securities is determined by a third party valuation source using observable market data utilizing a matrix or multi-dimensional relational pricing model. Standard inputs to these models include observable market data such as benchmark yields, reported trades, broker quotes, issuer spreads, benchmark securities and bid/offer market data. For securities with an early redemption feature, an option adjusted spread model is utilized to adjust the issuer spread. Prepayment models are used for mortgage related securities with prepayment features.

Loans Held for Sale

Fair value is estimated using the prices of the Company's existing commitments to sell such loans and/or the quoted market price for commitments to sell similar loans.

Loans Receivable

The fair value estimation process for the loan portfolio uses an exit price concept and reflects discounts the Company believes are consistent with discounts in the market place. Fair values are estimated for portfolios of loans with similar characteristics. Loans are segregated by type such as one- to four-family, multi-family, home equity, construction and land, commercial real estate, commercial, and other consumer. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities. The fair value analysis also includes other assumptions to estimate fair value, intended to approximate those a market participant would use in an orderly transaction, with adjustments for discount rates, interest rates, liquidity, and credit spreads, as appropriate.

FHLB Stock

For FHLB stock, the carrying amount is the amount at which shares can be redeemed with the FHLB and is a reasonable estimate of fair value.

Deposits and Advance Payments by Borrowers for Taxes

The fair values for interest-bearing and noninterest-bearing negotiable order of withdrawal accounts, savings accounts, and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar remaining maturities to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit. The advance payments by borrowers for taxes are equal to their carrying amounts at the reporting date.

Borrowings

Fair values for borrowings are estimated using a discounted cash flow calculation that applies current interest rates to estimated future cash flows of the borrowings.

Accrued Interest Payable and Accrued Interest Receivable

For accrued interest payable and accrued interest receivable, the carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit

Commitments to extend credit and standby letters of credit are generally not marketable. Furthermore, interest rates on any amounts drawn under such commitments would be generally established at market rates at the time of the draw. Fair values for the Company's commitments to extend credit and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparty's credit standing, and discounted cash flow analyses. The fair value of the Company's commitments to extend credit was not material at December 31, 2024 and December 31, 2023.

Mortgage Banking Derivative Assets and Liabilities

Mortgage banking derivatives include interest rate lock commitments to originate residential loans held for sale to individual customers and forward commitments to sell residential mortgage loans to various investors. The Company relies on a valuation model to estimate the fair value of its interest rate lock commitments to originate residential mortgage loans held for sale, which includes applying a pull through rate based upon historical experience and the current interest rate environment, and then multiplying by quoted investor prices. The Company also relies on a valuation model to estimate the fair value of its forward commitments to sell residential loans, which includes matching specific terms and maturities of the forward commitments against applicable investor pricing available. On the Company's Consolidated Statements of Condition, instruments that have a positive fair value are included in prepaid expenses and other assets, and those instruments that have a negative fair value are included in other liabilities.

Interest Rate Swap Assets and Liabilities

The carrying value and fair value of existing derivative financial instruments are based upon independent valuation models, which use widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative contract. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

16) Earnings Per Share

Earnings per share are computed using the two-class method. Basic earnings per share is computed by dividing net income allocated to common shares by the weighted average number of common shares outstanding during the applicable period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding adjusted for the dilutive effect of all potential common shares.

There were 203,000, 197,000, and 128,000 antidilutive shares of common stock (where the exercise price exceeds the average price of common stock for the period) for the years ended December 31, 2024, 2023, and 2022, respectively.

Presented below are the calculations for basic and diluted earnings per share:

	For the year ended December 31,					
	2024		2023		2022	
	(In Thousands, except for per share amounts)					
Net income	$	18,688	$	9,375	$	19,487
Weighted average shares outstanding		18,556		20,158		21,884
Effect of dilutive potential common shares		33		38		126
Diluted weighted average shares outstanding	$	18,589	$	20,196	$	22,010
Basic income per share	$	1.01	$	0.47	$	0.89
Diluted income per share	$	1.01	$	0.46	$	0.89

17) Condensed Parent Company Only Statements

Statements of Financial Condition

	December 31,			
	2024		2023	
	(In Thousands)			
Assets				
Cash and cash equivalents	$	13,873	$	28,036
Investment in subsidiaries		328,145		319,181
Other assets		294		301
Total assets	$	342,312	$	347,518
Liabilities and shareholders' equity				
Liabilities:				
Other liabilities		3,177		3,462
Shareholders' equity				
Preferred Stock (par value $.01 per share), Authorized - 50,000,000 shares in 2024 and 2023, no shares issued		-		-
Common stock (par value $.01 per share) Authorized - 100,000,000 shares at December 31, 2024 and at December 31, 2023, Issued and Outstanding - 19,343,251 at December 31, 2024 and 20,314,786 at December 31, 2023		193		203
Additional paid-in-capital		91,214		103,908
Retained earnings		277,196		269,606
Unearned ESOP shares		(10,682)		(11,869)
Accumulated other comprehensive loss, net of taxes		(18,786)		(17,792)
Total shareholders' equity		339,135		344,056
Total liabilities and shareholders' equity	$	342,312	$	347,518

Statements of Operations

	For the year ended December 31,					
	2024		2023		2022	
	(In Thousands)					
Interest income	$	1,105	$	1,212	$	607
Equity in income of subsidiaries		18,347		8,964		19,507
Total income		19,452		10,176		20,114
Professional fees	$	28		38		30
Other expense		640		631		603
Total expense		668		669		633
Income before income tax expense (benefit)		18,784		9,507		19,481
Income tax expense (benefit)		96		132		(6)
Net income	$	18,688	$	9,375	$	19,487

Statements of Cash Flows

	For the year ended December 31,					
	2024		**2023**		**2022**	
	(In Thousands)					
Cash flows from operating activities						
Net income	$	18,688	$	9,375	$	19,487
Adjustments to reconcile net income to net cash provided by operating activities:						
Amortization of unearned ESOP		1,420		1,461		1,889
Stock based compensation		316		277		583
Equity in loss of subsidiaries		(18,347)		(8,964)		(19,507)
Change in other assets and liabilities		(424)		(59)		89
Net cash provided by operating activities		1,653		2,090		2,541
Net cash used in investing activities		-		-		-
Dividends received from subsidiary		8,705		14,754		55,594
Cash Dividends on Common Stock		(11,268)		(15,363)		(30,260)
Proceeds from stock option exercises		1,662		820		564
Purchase of common stock returned to authorized but unissued		(14,915)		(26,032)		(47,830)
Net cash used in financing activities		(15,816)		(25,821)		(21,932)
Net decrease in cash		(14,163)		(23,731)		(19,391)
Cash and cash equivalents at beginning of year		28,036		51,767		71,158
Cash and cash equivalents at end of year	$	13,873	$	28,036	$	51,767

18) Segment Reporting

The Company has determined that it has two reportable segments: community banking and mortgage banking. The Company's operating segments are presented based on its management structure and management accounting practices. The structure and practices are specific to the Company and therefore, the financial results of the Company's business segments are not necessarily comparable with similar information for other financial institutions.

Community Banking

The Community Banking segment provides consumer and business banking products and services to customers primarily within Southeastern Wisconsin. Within this segment, the following products and services are provided: (1) lending solutions such as residential mortgages, home equity loans and lines of credit, personal and installment loans, real estate financing, business loans, and business lines of credit; (2) deposit and transactional solutions such as checking, credit, debit and pre-paid cards, online banking and bill pay, and money transfer services; (3) investable funds solutions such as savings, money market deposit accounts, IRA accounts, certificates of deposit, and (4) fixed and variable annuities, insurance as well as trust and investment management accounts.

Consumer products include loan and deposit products: mortgage, home equity loans and lines, personal term loans, demand deposit accounts, interest bearing transaction accounts and time deposits. Consumer products also include personal investment services. Business banking products include secured and unsecured lines and term loans for working capital, inventory and general corporate use, commercial real estate construction loans, demand deposit accounts, interest bearing transaction accounts and time deposits.

Mortgage Banking

The Mortgage Banking segment provides residential mortgage loans for the primary purpose of sale in the secondary market. Mortgage banking products and services are provided by offices in 26 states with the ability to lend in 48 states.

The Company's chief executive officer has been identified as the chief operating decision maker ("CODM"). Selected financial and descriptive information is reported to the CODM. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM uses the Community Banking and Mortgage Banking segment's net interest income, non-interest income, non-interest expense, and pre-tax income for making operating decisions, allocating resources (including employees, financial, or capital resources), and assessing performance. Based on the reviews of these two segments and other company-wide initiatives, the CODM is informed about allocation of resources to the Holding Company and Other segment.

	As of or for the Year ended December 31, 2024			
	Community Banking	Mortgage Banking	Holding Company and Other	Consolidated
	(In Thousands)			
Net interest income	$ 47,968	$ (1,945)	$ 145	$ 46,168
Provision (credit) for credit losses	(145)	(23)	-	(168)
Net interest income after provision (credit) for credit losses	48,113	(1,922)	145	46,336
Noninterest income	5,303	84,250	(251)	89,302
Noninterest expenses:				
Compensation, payroll taxes, and other employee benefits	20,685	61,353	(960)	81,078
Occupancy, office furniture and equipment	3,712	3,861	-	7,573
Advertising	918	2,636	-	3,554
Data processing	2,791	2,169	18	4,978
Communications	306	616	-	922
Professional fees	771	2,385	28	3,184
Real estate owned	26	-	-	26
Loan processing expense	-	3,090	-	3,090
Other	2,528	4,333	370	7,231
Total noninterest expenses	31,737	80,443	(544)	111,636
Income before income taxes	21,679	1,885	438	24,002
Income taxes	4,697	521	96	5,314
Net income	$ 16,982	$ 1,364	$ 342	$ 18,688
Total assets	$ 2,441,677	$ 177,875	$ (409,944)	$ 2,209,608

	As of or for the Year ended December 31, 2023			
	Community Banking	Mortgage Banking	Holding Company and Other	Consolidated
	(In Thousands)			
Net interest income	$ 51,733	$ (1,821)	$ 303	$ 50,215
Provision for credit losses	441	215	-	656
Net interest income after provision for credit losses	51,292	(2,036)	303	49,559
Noninterest income	4,387	78,472	(1,674)	81,185
Noninterest expenses:				
Compensation, payroll taxes, and other employee benefits	19,866	65,095	(865)	84,096
Occupancy, office furniture and equipment	3,672	4,651	-	8,323
Advertising	977	2,802	-	3,779
Data processing	2,501	2,130	22	4,653
Communications	295	693	-	988
Professional fees	726	1,922	38	2,686
Real estate owned	4	-	-	4
Loan processing expense	-	3,428	-	3,428
Other	3,868	8,953	(1,066)	11,755
Total noninterest expenses	31,909	89,674	(1,871)	119,712
Income (loss) before income taxes (benefit)	23,770	(13,238)	500	11,032
Income taxes (benefit)	5,137	(3,612)	132	1,657
Net income (loss)	$ 18,633	$ (9,626)	$ 368	$ 9,375
Total assets	$ 2,178,488	$ 206,452	$ (171,551)	$ 2,213,389

	As of or for the Year ended December 31, 2022			
	Community Banking	Mortgage Banking	Holding Company and Other	Consolidated
	(In Thousands)			
Net interest income	$ 56,606	$ 157	$ 191	$ 56,954
Provision for credit losses	677	291	-	968
Net interest income after provision for credit losses	55,929	(134)	191	55,986
Noninterest income	5,221	104,101	(3,767)	105,555
Noninterest expenses:				
Compensation, payroll taxes, and other employee benefits	19,013	81,010	(458)	99,565
Occupancy, office furniture and equipment	3,645	5,061	-	8,706
Advertising	887	3,089	-	3,976
Data processing	2,229	2,234	7	4,470
Communications	357	832	-	1,189
Professional fees	508	1,278	29	1,815
Real estate owned	19	-	-	19
Loan processing expense	-	4,744	-	4,744
Other	5,551	10,197	(3,170)	12,578
Total noninterest expenses	32,209	108,445	(3,592)	137,062
Income (loss) before income taxes (benefit)	28,941	(4,478)	16	24,479
Income taxes (benefit)	6,116	(1,117)	(7)	4,992
Net income (loss)	$ 22,825	$ (3,361)	$ 23	$ 19,487
Total assets	$ 2,009,727	$ 198,625	$ (176,680)	$ 2,031,672

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None

Item 9A.   **Controls and Procedures**

Disclosure Controls and Procedures: The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based on criteria for effective internal control over financial reporting established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in 2013. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2024 is effective.

Forvis Mazars, LLP, the Company's registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2024. The audit report by Forvis Mazars, LLP is located in Item 8 of this report.

There were no changes in the Company's internal controls over financial reporting (as defined in Rule 13a - 15(f) under the Exchange Act) that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation or material weaknesses in such internal controls requiring corrective actions.

Item 9B.   **Other Information**

None

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None

Item 10. Directors, Executive Officers and Corporate Governance

The information in the Company's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning directors of the Company under the caption "Proposal 1 - Election of Directors" and compliance with Section 16 reporting requirements under the caption "Delinquent Section 16(a) Reports" and information concerning corporate governance under the caption "Other Board and Corporate Governance Matters" and "Board Meetings and Committees," is incorporated herein by reference.

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Executive Officers of the Registrant

The table below sets forth certain information regarding the persons who have been determined, by our board of directors, to be executive officers of the Company as of December 31, 2024. The executive officers of the Company are elected annually and hold office until their respective successors have been elected or until death, resignation, retirement or removal by the Board of directors.

Name and Age	Offices and Positions with Waterstone Financial and Subsidiaries*	Executive Officer Since
William F. Bruss, 55	Chief Executive Officer, General Counsel, President and Secretary of Waterstone Financial and of WaterStone Bank	2005
Mark R. Gerke, 50	Chief Financial Officer and Executive Vice President of Waterstone Financial and of WaterStone Bank	2016
Jeff McGuiness, 59	Chief Executive Officer and President of Waterstone Mortgage Corporation	2020
Julie A. Glynn, 61	Senior Vice President and Director of Retail Banking of WaterStone Bank	2018
Ryan Gordon, 38	Chief Credit Officer of WaterStone Bank	2020

* Excluding directorships and excluding positions with Bank subsidiary that do not constitute a substantial part of the officers' duties.

Item 11. Executive Compensation

The information in the Company's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the captions "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," and "Compensation Committee Report," is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in the Company's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the caption "Beneficial Ownership of Common Stock," is incorporated herein by reference.

Compensation Plans

Set forth below is information as of December 31, 2024 regarding equity compensation plans that have been approved by shareholders. The Company has no equity based benefit plans, other than its employee stock ownership plan, that were not approved by shareholders.

Plan	Number of shares to be issued upon exercise of outstanding options and rights	Weighted average option exercise price	Number of securities remaining available for issuance under plan
2020 Omnibus Incentive Plan	238,859[1]	$ 9.40	969,334

[1] Consists of 144,000 shares reserved for grants of stock options and 94,859 shares reserved for grants of restricted stock. On December 31, 2024, 144,000 options were outstanding with a weighted average exercise price of $15.60 of which 49,658 were exercisable as of that date.

Item 13. **Certain Relationships and Related Transactions, and Director Independence**

The information in the Company's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the captions "Transactions with Certain Related Parties," and "Board Meetings and Committees," is incorporated herein by reference.

Item 14. **Principal Accountant Fees and Services**

The information in the Company's definitive Proxy Statement, prepared for the 2025 Annual Meeting of Shareholders, which contains information concerning this item under the caption "Ratification of the Appointment of Our Independent Registered Public Accounting Firm," is incorporated herein by reference.


Part IV


Item 15. **Exhibits and Financial Statement Schedules**

    (a)   Documents filed as part of the Report:
        1. and 2. Financial Statements and Financial Statement Schedules.

The following consolidated financial statements of Waterstone Financial, Inc. and subsidiaries are filed as part of this report under Item 8, "Financial Statements and Supplementary Data":

Report of FORVIS LLP, Independent Registered Public Accounting Firm, on consolidated financial statements. (PCAOB ID 686)

Report of CliftonLarsonAllen LLP, Independent Registered Public Accounting Firm, on consolidated financial statements. (PCAOB ID 655)

Consolidated Statements of Financial Condition – December 31, 2024 and 2023.

Consolidated Statements of Operations – Years ended December 31, 2024, 2023 and 2022.

Consolidated Statements of Comprehensive Income – Years ended December 31, 2024, 2023 and 2022.

Consolidated Statements of Changes in Shareholders' Equity – Years ended December 31, 2024, 2023 and 2022.

Consolidated Statements of Cash Flows – Years ended December 31, 2024, 2023 and 2022.

Notes to Consolidated Financial Statements.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

    (b). Exhibits. See Exhibit Index following the signature page of this report, which is incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

Item 16. **Form 10-K Summary**

Not applicable.

WATERSTONE FINANCIAL, INC
("Waterstone Financial" or the "Company")
Commission File No. 000-51507

EXHIBIT INDEX
TO
2024 REPORT ON FORM 10-K

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 10-K for the year ended December 31, 2024:

Exhibit	Description	Filed Herewith
3.1	Articles of Incorporation of the Company (2)	
3.2	Bylaws of the Company (2)	
4.1	Common Stock Certificate (1)	
4.2	Description of Registrant Securities (4)	
10.1	Waterstone Financial, Inc. 2020 Omnibus Incentive Plan †(6)	
10.2	Waterstone Financial, Inc. Incentive Plan †(3)	
10.3	Employment Agreement By and Between Waterstone Mortgage Corporation and Jeff McGuiness †	X
19.1	Insider Trader Policy	X
21.1	List of Subsidiaries	X
23.1	Consent of Independent Registered Public Accounting Firm	X
23.2	Consent of Independent Registered Public Accounting Firm	X
24.1	Powers of Attorney	
31.1	Sarbanes-Oxley Act Section 302 Certification signed by the Chief Executive Officer of Waterstone Financial	X
31.2	Sarbanes-Oxley Act Section 302 Certification signed by the Chief Financial Officer of Waterstone Financial	X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chief Executive Officer of Waterstone Financial	X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Chief Financial Officer of Waterstone Financial	X
97.1	Clawback Policy	X
97.2	Clawback Policy Amendment	X
XML	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X
EX-101.SCH	Inline XBRL Taxonomy Extension Schema	X
EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	X
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	X
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase	X
EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	X
EX-104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X

† Management compensation contract or agreement

(1) Incorporated by reference to the registration Statement on Form S-1 filed by Wauwatosa Holdings, Inc. (the predecessor corporation to Waterstone Financial, Inc., a federal corporation) (Commission file no. 333-125715), filed with the U.S. Securities and Exchange Commission on June 10, 2005.
(2) Incorporated by reference to the registration Statement on Form S-1 (Registration No. 333-189160), initially filed with the U.S. Securities and Exchange Commission on June 7, 2013.
(3) Incorporated by reference to Exhibit 10.1 to Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 25, 2019 (File No. 001-36271).
(4) Incorporated by reference to Exhibit 4.2 to Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2020 (File No. 001-36271).
(5) Incorporated by reference to Exhibit 21.1 to Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2020 (File No. 001-36271).
(6) Incorporated by reference to Appendix A to the Definitive Proxy Statement for the 2020 Annual Meeting of Shareholders filed by Waterstone Financial, Inc. (Commission file no. 001-36271), filed with the U.S. Securities and Exchange Commission on April 9, 2020.

SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WATERSTONE FINANCIAL, INC.

February 28, 2025

By: /s/ William F. Bruss
     William F. Bruss
     Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes William F. Bruss or Mark R. Gerke, or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually, and in each capacity stated below or otherwise, and to file, any and all amendments to this report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.*

<u>**Signature and Title**</u>

/s/ William F. Bruss	/s/ Patrick S. Lawton
William F. Bruss,	Patrick S. Lawton, *Chairman and Director*
Chief Executive Officer and Director	
(Principal Executive Officer)	
/s/ Mark R. Gerke	/s/ Ellen S. Bartel
Mark R. Gerke	Ellen S. Bartel, *Director*
Chief Financial Officer	
(*Principal Financial & Accounting Officer*)	
	/s/ Michael L. Hansen
	Michael L. Hansen, *Director*
	/s/ Douglas S. Gordon
	Douglas S. Gordon, *Director*
	/s/ Kristine A. Rappé
	Kristine A. Rappé, *Director*
	/s/ Stephen J. Schmidt
	Stephen J. Schmidt, *Director*
	/s/ Derek L. Tyus
	Derek L. Tyus, *Director*

*Each of the above signatures is affixed as of February 28, 2025.

This page intentionally left blank.



Waterstone Financial, Inc. Directors

PATRICK LAWTON
Chairman of the Board

DOUGLAS GORDON

ELLEN BARTEL

MICHAEL HANSEN

KRISTINE RAPPÉ

STEPHEN SCHMIDT

DEREK TYUS

Waterstone Financial, Inc. Officers

WILLIAM BRUSS
President & Chief Executive Officer

MARK GERKE
Chief Financial Officer & Executive Vice President

Waterstone Mortgage Corporation Officers

JEFF MCGUINESS
Chief Executive Officer & President

KEVIN ALLEN
Senior Vice President, Sales

RICH HARKWELL
Senior Vice President, Chief Sales Officer

JIM HARPER
Chief Financial Officer

TRACI HUSSLEIN
Senior Vice President, Capital Markets

BOB SELINGO
Senior Vice President, Secondary Marketing

ELIZABETH SPRAGG
Senior Vice President, Human Resources

RICH TUCKER
Chief Operating Officer

STEPHANIE ZIEBELL
Senior Vice President, General Counsel

As of April 2025

WaterStone Bank Officers

WILLIAM BRUSS
President
Chief Executive Officer

MARK GERKE
Executive Vice President
Chief Financial Officer

JULIE GLYNN
Executive Vice President
Chief Retail Officer

RYAN GORDON
Executive Vice President
Chief Credit Officer

DON BRAY
Senior Vice President
Chief Information Officer

MARLENE MOLTER
Senior Vice President
Director of Human Resources

ANDREW BOARIO
Vice President
Director of Business Banking

JAMES CROWLEY
Vice President
Business Banking

MICHAEL DANIELSON
Vice President
Business Banking

JEFF JARECKI
Vice President
Business Banking

KEVIN STELZER
Vice President
Business Banking

JOSEPH MUDLAFF
Vice President
Director of Commercial Real Estate

SCOTT DEJONG
Vice President
Commercial Real Estate

JULIE FAY-KRIVITZ
Vice President
Commercial Real Estate

JACK KAHL
Vice President
Commercial Real Estate

KENNETH SNYDER
Vice President
Commercial Real Estate

NICOLE DEANGELIS
Vice President
Director of Loan Servicing

MARGARET HAAGENSEN
Vice President
Mortgage Operations

KYLE HAGER
Vice President
Compliance Officer

TARA LAGERMAN
Vice President
Director of Marketing

SHAE MACLIN
Vice President
Director of Retail Banking

KYLE MERTZ
Vice President
Controller

THERESE PEKAR
Vice President
Customer Support Center

WENDY RICE
Vice President
Retail Support

KELLI GLATCZAK
Assistant Vice President
Deposit Servicing

JOHN HEIMSOTH
Assistant Vice President
Internal Audit

ERIN MCCARTHY
Assistant Vice President
Senior Regional Manager

MEGAN WEIGAND
Assistant Vice President
Regional Manager

LAURA PINSON
Assistant Vice President
Loan Servicing

JODI STEPHENS
Assistant Vice President
Employee Benefits

LYNDA GREEN
Collections Officer

JENNIFER HELLENDRUNG
Information Services Officer

JENNIFER LITKOWIEC
Business Development Officer

DENISE MIHALJEVIC
Legal Services Officer

ELLEN MURNANE
Systems Admin Officer

CAROL PATRICK
Assistant Compliance Officer

AL SCHEINPFLUG
Facilities Officer

LINDA ULRICH
Sr. Loan Underwriter Lead Officer

JOHN GEHLHAART
Financial Advisor

PETER LODDE
Internal Audit Manager

MARIA CASTRO
Community President
West Allis - National Ave

SHANDA CAVENEY
Community President
Oak Creek - Howell Ave

GURDEEP CHAHAL
Community President
Germantown

LAURA CHRISTENSON
Community President
Wauwatosa

REBECCA GUARDIOLA
Community President
Greenfield

BRYAN KRAJEWSKI
Community President
Milwaukee

LYNN KUESTER
Community President
Fox Point

LAURA MERCHLE
Community President
Waukesha

JENNIFER PERIC
Community President
Franklin

CALEB QUAKKELAAR
Community President
Brookfield

KATRINA RIVERA
Community President
Oak Creek - 27th Street

HEATHER RODRIQUEZ
Community President
Oconomowoc

KOREY SMITH
Community President
Pewaukee

PAM ZORKO
Community President
West Allis - Greenfield Ave



WaterStone Bank
Corporate Headquarters

11200 West Plank Court
Wauwatosa, WI, 53226

Phone
(414) 761-1000

Toll Free
(888) 686-7272

Website
www.wsbonline.com

Email
corporate@wsbonline.com





